     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 29, 1997


                                                      REGISTRATION NO. 333-22801

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-1

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                        IWL COMMUNICATIONS, INCORPORATED
             (Exact name of registrant as specified in its charter)

            TEXAS                            1731                  76-0043882
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
     of incorporation or         Classification Code Number)     Identification
        organization)                                                 No.)

                           --------------------------

                        IWL COMMUNICATIONS, INCORPORATED
                       12000 AEROSPACE AVENUE, SUITE 200
                              HOUSTON, TEXAS 77034
                                 (281) 482-0289
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)

                         ------------------------------

                              IGNATIUS W. LEONARDS
                            CHIEF EXECUTIVE OFFICER
                        IWL COMMUNICATIONS, INCORPORATED
                       12000 AEROSPACE AVENUE, SUITE 200
                              HOUSTON, TEXAS 77034
                                 (281) 482-0289
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                         ------------------------------

                                   COPIES TO:

       A. MICHAEL HAINSFURTHER                    S. MICHAEL DUNN, P.C.
         MARK A. KOPIDLANSKY                           BRAD EASTMAN
 MUNSCH HARDT KOPF HARR & DINAN, P.C.        BROBECK, PHLEGER & HARRISON LLP
1445 ROSS AVENUE, 4000 FOUNTAIN PLACE        301 CONGRESS AVENUE, SUITE 1200
       DALLAS, TEXAS 75202-2790                    AUSTIN, TEXAS 78701
            (214) 855-7500                            (512) 477-5495

                           --------------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
                           --------------------------

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  SUBJECT TO COMPLETION, DATED APRIL 29, 1997

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS

                                1,250,000 SHARES

                                 [COMPANY LOGO]

                                  COMMON STOCK

    All of the 1,250,000 shares of Common Stock offered hereby are being sold by IWL Communications, Incorporated ("IWL" or the "Company"). Prior to this offering (the "Offering"), there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $7.50 and $8.50 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. Application has been made to have the Common Stock of the Company approved for quotation on the Nasdaq National Market under the symbol "IWLC."

                            ------------------------

  SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THE PROSPECTUS FOR A DISCUSSION OF FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK
                                OFFERED HEREBY.
                             ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
         EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
              THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                                     UNDERWRITING
                                                                PRICE TO             DISCOUNTS AND           PROCEEDS TO
                                                                 PUBLIC             COMMISSIONS(1)           COMPANY(2)
Per Share...............................................            $                      $                      $
Total(3)................................................            $                      $                      $

(1) Excludes the value of warrants to purchase up to 125,000 shares of Common Stock to be granted to Cruttenden Roth Incorporated, the representative for the several Underwriters (the "Representative"). The Company has also agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting expenses of the Offering, payable by the Company, estimated
    at $      , including the Representative's nonaccountable expense allowance
    of $      .


(3) The Underwriters have been granted 45-day options to purchase up to an additional 187,500 shares, solely to cover over-allotments, if any, of which an option to purchase up to 87,500 shares has been granted by the Company and an option to purchase up to 100,000 shares has been granted by the Selling Shareholder. The Company will not receive any proceeds from the sale of shares by the Selling Shareholder. See "Principal and Selling Shareholders" and "Underwriting." If such options are exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to
    Company and Proceeds to Selling Shareholder will be $      , $      ,
    $      and $      , respectively.


                            ------------------------

    The shares of Common Stock are offered severally by the Underwriters named herein, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that delivery of the certificates for the Common Stock will be made against payment therefor at the offices of Cruttenden Roth Incorporated, Irvine, California, on or about
            , 1997.

                            ------------------------

                                     [LOGO]

               THE DATE OF THIS PROSPECTUS IS             , 1997

                        [MAP OF IWL'S WORLDWIDE NETWORK
       IDENTIFYING CERTAIN LOCATIONS WITHIN THE COMPANY'S INFRASTRUCTURE]


    IWL-TM-, IWL Connect-TM-, IWL ODDS-TM-, IntelliVox-TM-, Sight OnSite-TM-, IWL Net-TM- and The Power of Synergy-TM-, among other marks, are trademarks of the Company. Other trademarks appearing herein are trademarks of their respective owners.

                            ------------------------


CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE
"UNDERWRITING."

                               PROSPECTUS SUMMARY


    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION, INCLUDING "RISK FACTORS" AND THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL REFERENCES IN THIS PROSPECTUS TO "IWL" OR THE "COMPANY" ARE TO IWL COMMUNICATIONS, INCORPORATED, ITS CONSOLIDATED SUBSIDIARIES AND ITS PREDECESSOR. UNLESS OTHERWISE INDICATED, ALL REFERENCES IN THIS PROSPECTUS TO NUMBERS AND PERCENTAGES OF SHARES OF COMMON STOCK ASSUME NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTIONS (INCLUDING THOSE GRANTED BY THE SELLING SHAREHOLDER).


                                  THE COMPANY

    The Company provides advanced communications solutions to customers with operations in remote, difficult-access regions and in areas around the world where government deregulation has created new market opportunities. The Company delivers comprehensive communications services to its customers by utilizing a broad range of analog and digital technologies, including satellite, microwave radio, conventional two-way radio and fiber optic cable. The Company's core business to date has focused on the provision of communications solutions for customers in the oil and gas industry, such as AMOCO, British Gas, Chevron, Conoco, Exxon and Shell. Such customers exemplify users with unique communications needs related to the remote, difficult-access nature of their operating locations. By providing a wide range of communications solutions to its oil and gas customers, the Company has developed a high level of expertise and a unique skill set in planning, designing and implementing total communications solutions for multi-site customers with operations located in remote regions or underdeveloped areas where the existing communications infrastructure is insufficient to meet advanced telecommunications needs. The Company intends to leverage this skill set and expertise by supplying communications services to multi-site customers outside of the oil and gas industry, particularly customers with operations located near the Company's existing and planned telecommunications infrastructure. Potential additional customers include health care providers, financial institutions and other multi-location communication-intensive companies, such as large publishing companies.


    The Company recently has installed a tandem switch and a value-added services platform in Houston, Texas. This switch and platform enable the Company to connect its digital network with the networks of other carriers, thereby permitting the routing of phone calls in a cost-competitive manner. As the Company's communications network in the U.S. Gulf Coast region expands, the Company intends to install additional switches in other strategic locations. The Company recently has received approval to serve as a competitive local exchange carrier ("CLEC") in select locations in Texas and has applied for CLEC status in Louisiana. As a result, the Company believes that it is well positioned to use the full capacity of its existing and planned infrastructure by providing call routing to other carriers and, in select locations, by providing call completion services at profit margins that the Company believes will be higher than those achievable without CLEC status. As a CLEC offering competitive rates for call completion services, the Company believes that providers of cellular and personal communications services ("PCS") and other long distance carriers will become additional customers.


    The telecom services industry is being transformed by the deregulation of telecommunications markets around the world. In the United States, efforts at deregulating the telecommunications industry resulted in the separation of the long distance market from the local exchange services market, with the outcome being an opening of the long distance market to competition. The enactment of the Telecommunications Act of 1996 (the "1996 Telecommunications Act") established an expansive framework for greater competition, including within the local exchange services market. Under the 1996 Telecommunications Act, state laws prohibiting competition are preempted and CLECs, such as the Company, have legal rights to interconnect with the facilities of the Bell Operating Companies ("BOCs") and GTE Operating Companies ("GTOCs"), resell local services that were previously provided only by the BOCs and GTOCs, and deliver CLEC-provided local services as well as long distance services. Telecommunications revenues of CLECs grew almost 80% in 1996 to $2.1 billion, compared with nearly $1.2 billion in 1995, according to the 8th Edition of the ANNUAL REPORT ON THE COMPETITIVE TELECOMMUNICATIONS INDUSTRY. International deregulation has also gained momentum, as demonstrated by the recent 68-nation World Trade Organization agreement on communications services, which reflects efforts to dismantle government-owned telecommunications monopolies throughout Europe, Asia and India.

    The introduction and proliferation of new communications technologies, together with global socioeconomic development, are also contributing to significant increases in demand for telecommunications services throughout the world. Advances in communications delivery technology, including those achieved through the deployment of satellite systems and the development of data compression technologies, have expanded the variety of information that can be digitized as well as the geographic scope of where such data may be transmitted or received. Political and economic changes in many regions of the world have contributed to the emergence of additional global market opportunities in a variety of industries and an increased rate of adoption of Western business practices in previously non-Westernized areas. The Company believes that these changes have escalated the demand for Western telecommunications services, particularly in remote regions of the world or in regions where the telecommunications infrastructure is underdeveloped.


    While the demand for telecommunications services is increasing worldwide, the Company believes that the exploration and development activities characteristic of the oil and gas industry have placed that industry, in particular, at the forefront in applying modern communications technologies in remote regions of the world or regions that lack developed telecommunications infrastructure. The Company also believes that numerous other industries are taking advantage of technological advances and socioeconomic development by pursuing opportunities to expand their operations into remote regions or areas with underdeveloped telecommunications infrastructure. Following the installation of additional infrastructure in these regions, the local communities in such regions may be able to make use of the available extra carrier capacity, even though the additional infrastructure might have been installed originally as a specific communications solution for a particular company or end-user. The Company believes that a significant opportunity exists to provide advanced communications services to end-users outside the oil and gas industry by delivering effective temporary or permanent solutions at competitive rates and, in doing so, the Company intends to position itself to serve the telecommunications carrier service needs of neighboring communities and businesses.



    The Company's goal is to become a leading provider of total communications solutions to end-users with operations in remote, difficult-access regions or in areas around the world where government deregulation has created new market opportunities and to leverage this position by providing carrier services to additional customers located in these same regions. To reach this goal, the Company intends to pursue the following strategies: (i) develop additional Company-owned infrastructure; (ii) vertically integrate its service offerings;
(iii) diversify its customer base; (iv) capitalize on opportunities created by government deregulation and globalization trends in various industries; and (v) expand existing strategic alliances and establish new alliances.


    The Company commenced doing business as IWL Communications in 1981 and was incorporated as a Texas corporation in 1983. The Company currently has domestic branch offices in Houston and Friendswood, Texas and Lafayette and New Orleans, Louisiana and an international office in Moscow, Russia. The Company's principal executive office is located at 12000 Aerospace Avenue, Suite 200, Houston, Texas, 77034 and its telephone number is (281) 482-0289. The Company's Internet addresses are www.iwlcom.com and www.iwl.net.

                                  THE OFFERING

Common Stock Offered........................  1,250,000 shares
Common Stock Outstanding after the
 Offering...................................  3,477,816 shares(1)
Use of Proceeds.............................  To acquire equipment for the continued
                                              development of communications infrastructure,
                                              to repay a capitilized lease and for working
                                              capital and general corporate purposes.
Proposed Nasdaq National Market symbol......  IWLC

------------------------


(1) Excludes 160,614 shares of Common Stock, par value $.01 per share (the "Common Stock"), reserved for issuance upon exercise of options outstanding as of March 31, 1997 under the Company's Employee Incentive Stock Option Plan at a weighted average exercise price of $3.62 per share and 125,000 shares of Common Stock issuable upon exercise of the Representative's Warrant at an exercise price equal to 120% of the initial price of the Common Stock being offered hereby to the public. See "Management--Benefit Plans," "Description of Capital Stock--Representative's Warrant," "Shares Eligible for Future Sale" and "Underwriting."


                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                                 SIX MONTHS ENDED
                                                                FISCAL YEAR ENDED JUNE 30,         DECEMBER 31,
                                                              -------------------------------  --------------------
                                                                1994       1995       1996       1995       1996
                                                              ---------  ---------  ---------  ---------  ---------
STATEMENTS OF OPERATIONS DATA:
Sales:
  Telecom and carrier.......................................  $  13,642  $  14,566  $  15,683  $   6,664  $   9,528
  Land mobile...............................................      1,218      1,228      1,559        533      1,421
  Product resales(1)........................................         --         --     10,554         --      4,695
                                                              ---------  ---------  ---------  ---------  ---------
    Total sales.............................................     14,860     15,794     27,796      7,197     15,644
Cost of sales...............................................     10,071      9,639     10,827      4,227      7,004
Cost of sales--product resales..............................         --         --      9,588         --      4,680
                                                              ---------  ---------  ---------  ---------  ---------
Gross profit................................................      4,789      6,155      7,381      2,970      3,960
Selling expenses............................................        892        862        842        394        495
General and administrative expenses.........................      3,178      3,537      4,257      1,931      2,241
Depreciation and amortization...............................        571        820      1,003        482        635
                                                              ---------  ---------  ---------  ---------  ---------
Income from operations......................................        148        936      1,279        163        589
                                                              ---------  ---------  ---------  ---------  ---------
Net income..................................................  $     144  $     536  $     734  $      84  $     261
                                                              ---------  ---------  ---------  ---------  ---------
                                                              ---------  ---------  ---------  ---------  ---------
Net income per share........................................  $    0.07  $    0.24  $    0.33  $    0.04  $    0.12
                                                              ---------  ---------  ---------  ---------  ---------
                                                              ---------  ---------  ---------  ---------  ---------
Weighted average shares outstanding(2)......................      2,011      2,233      2,233      2,233      2,233
                                                              ---------  ---------  ---------  ---------  ---------
                                                              ---------  ---------  ---------  ---------  ---------



                                                                                              DECEMBER 31, 1996
                                                                                            ----------------------
                                                                                                           AS
                                                                                             ACTUAL    ADJUSTED(3)
                                                                                            ---------  -----------
BALANCE SHEET DATA:
Cash and cash equivalents.................................................................  $     423   $   8,423
Working capital...........................................................................      2,143      10,143
Total assets..............................................................................     14,903      22,903
Notes payable, noncurrent portion.........................................................      4,865       4,865
Shareholders' equity......................................................................      3,969      12,469


------------------------

(1) Comprised of the resale of Alcatel products and other equipment and hardware to Shell Offshore Services Oil Company of approximately $10.6 million and $4.7 million for the year ended June 30, 1996 and for the six months ended December 31, 1996.

(2) Weighted average shares outstanding have been restated to reflect a 200-for-one stock split of the Common Stock effected in November 1995.

(3) Adjusted to reflect the sale of 1,250,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $8.00 per share (the midpoint of the range of the proposed initial public offering price) and the receipt of the estimated net proceeds therefrom as if the Offering had occurred at December 31, 1996. See "Use of Proceeds."

                                  RISK FACTORS

    AN INVESTMENT IN THE SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE (THE "COMMON STOCK"), OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH IN THE FOLLOWING RISK FACTORS AND ELSEWHERE IN THIS PROSPECTUS.

INDUSTRY CONCENTRATION AND DEPENDENCE ON MAJOR CUSTOMERS


    Customers in the oil and gas industry accounted for substantially all of the Company's sales in its fiscal years ended June 30, 1995 and 1996. The Company's business and results of operations are substantially dependent on sales to oil and gas customers, and the loss of one or more of these customers, or a significant reduction in sales to them, could have a material adverse effect on the Company's financial condition, results of operations and cash flow. The Company currently is attempting to broaden its customer base into other industries besides the oil and gas industry; however, there can be no assurance that the Company will be successful in doing so. Currently, the Company's operations could be significantly impacted by market forces affecting the the oil and gas industry as a whole. There can be no assurance that the oil and gas industry will not suffer a significant downturn, nor can there be any assurance that the Company will remain profitable when operating under such conditions. Product resales by the Company to Shell Offshore Services Company ("Shell"), a subsidiary of Shell Oil Company, were approximately $10.6 million and $4.7 million for the year ended June 30, 1996 and for the six months ended December 31, 1996, representing approximately 38% and 30%, respectively, of total sales during such periods. These resales were made in connection with a one-time project for Shell, which includes a significant equipment resale component, that the Company expects will be substantially completed in fiscal 1997 and, therefore, is not expected to contribute in a material manner to the Company's total sales in future periods. While the Company performs other services for Shell and its affiliates from time-to-time on a project-by-project basis, the Company expects that future sales to Shell and its affiliates will be less than sales made to them in fiscal 1996. If sales to Shell and its affiliates decline and are not replaced by additional sales to other customers, then the Company's sales will be materially reduced. A loss of Shell and its affiliates as a customer, or a significant reduction in sales to Shell and its affiliates, could have a material adverse effect on the Company's financial condition, results of operation and cash flow. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--IWL Strategy" and "-- Selected Customers."


COMPETITION


    The nature of the Company's competition is diverse due to the breadth of the services offered by the Company and the geographic regions in which such services are provided. The Company is subject to intense competition with respect to each of its individual service offerings. Many of the Company's competitors have significantly greater financial, technical, manufacturing, personnel and marketing resources than the Company. To date, however, the Company believes that these large competitors generally have not made it a priority to provide telecommunications services in remote, difficult-access regions. Should one or more of such companies focus on such services, it would likely have a material adverse effect on the financial condition, results of operations and cash flow of the Company. Currently, the Company believes it competes directly with Autocomm Communications Engineering Corp., Sola Communications, Inc. and Datacom for the sale of telecommunications services to oil and gas companies in the Gulf of Mexico. Shell Oil Company, whose subsidiary is a customer of the Company, also competes with the Company through services provided over Shell Oil Company's microwave network in the Gulf of Mexico area. Shell Oil Company has announced plans to become a full service telecommunications provider to the oil and gas industry including in the Gulf Coast region currently served by the Company. The Company believes that its ability to compete in the markets in which it operates depends on such factors as reputation, technical expertise, quality, customer service, knowledge of the business, ease of use, reliability, marketing and distribution channels and the array of services and products that it can provide. Although the Company believes that it competes favorably with respect to these factors, there can be no assurance that the Company will be able to compete successfully in the future. As the Company pursues new markets, the Company likely will encounter new competitors. While the recent World Trade Organization agreement on communications services may result in regulatory changes that could benefit the Company as it competes in existing markets or seeks to enter new markets, there can be no assurance that the agreement will be implemented in a manner that would benefit the Company or that the pro-competitive effects of the agreement will not increase the amount of competition encountered by the Company.



    DOMESTIC AND INTERNATIONAL LONG DISTANCE. The Company provides long distance carrier services which originate in the United States and which terminate both domestically and internationally as a switchless reseller since 1994. The Company intends to begin offering these services as a switch-based carrier by the end of the fourth quarter of its 1997 fiscal year. The long distance markets are characterized by intense competition with a number of companies, including very large companies such as AT&T Corp. ("AT&T"), MCI Communications Corporation ("MCI") and Sprint Corporation ("Sprint"), that have greater name recognition and greater financial, technical, network and marketing resources than the Company. In addition, as a result of the Telecommunications Act of 1996 (the "1996 Telecommunications Act"), the Bell Operating Companies ("BOCs") and the GTE Operating Companies ("GTOCs") are able or will be able in the future to enter the long distance market.



    LOCAL EXCHANGE SERVICE. The Company is expanding its operations to provide local exchange services typically provided by local exchange carriers ("LECs"). The local service market has only recently been opened to new service providers following enactment of the 1996 Telecommunications Act; however, competition within this market is likely to be as intense as competition within the long distance market. The services offered by the Company will compete with those offered by LECs, such as BellSouth and Southwestern Bell, which currently dominate the provision of local services in their respective markets. If LECs lower their rates, other telecommunications providers may be forced by market conditions to charge less for their services in order to compete, which could have a material adverse effect on the Company's financial condition, results of operations and cash flow. The Company also may face competition in the provision of local telecommunications services from cable companies, electric utilities, LECs operating outside their current local service areas, long distance carriers and start-up telecommunications ventures. There can be no assurance that the Company will be able to compete effectively in the local service markets.


    INTERNATIONAL AND FOREIGN MARKET SERVICES. The Company offers telecommunications service to and from remote and difficult-access locations outside of the United States for its customers. Such services include the provision of telecommunications services between domestic corporate offices and remote sites. Therefore, the Company has not competed in a full range of services with the incumbent telecommunications providers in a particular country and has faced competition from international telecommunications providers generally and others who provide telecommunications services to remote and difficult-access locations. The Company provides private-line telecommunications services in Russia. In Russia, the major competitors for networks are SOVAMTEL, ROSTELECOM, AMRUSCOM and Global One. Additionally, to the extent other foreign markets are identified by the Company, they also may be identified by other companies with significantly greater financial and other resources than the Company. As a result, there can be no assurance that the Company will be able to compete effectively in these markets. See "Business--Strategic Relationships and Alliances" and "--Competition."

RISKS ASSOCIATED WITH ENTRY INTO LOCAL PHONE SERVICE MARKET AND OTHER NEW
  MARKETS


    The Company's strategy includes developing new service offerings for specific new markets and pursuing new markets for its existing services. Entry into new markets entails a number of risks, including those associated with the state of development of the market, intense competition from companies already operating in those markets, potential competition from companies that may have greater resources than the Company and increased selling and marketing expenses. In addition, to the extent the markets are outside the United States, the Company will be subject to risks associated with international operations.



    The Company currently is developing a telecommunications network to provide an alternative to the resale of long distance service and to provide LEC services in selected areas along the Louisiana and Texas Gulf Coast region, which may involve, among other things, acquiring or leasing switches and dedicated transmission lines. The network will enable the Company, as a switched-based carrier, to provide long distance service to its customers directly instead of reselling other carriers' services. Notwithstanding the Company's development of its network, the Company will remain dependent to a large degree on the transmission networks of other carriers for long distance services; however, operation of a switch will enable the Company to route its customers' calls in a more cost-effective manner. There can be no assurance that the Company's development of a telecommunications network in the Gulf Coast region will be completed or, if completed, will be profitable. In acquiring or leasing the switches, dedicated transmission lines and microwave radios needed to develop a telecommunications network, the Company may incur high levels of indebtedness and fixed operating costs. The Company has no prior experience operating as a switch-based carrier.



    The Company, which recently has been approved as a competitive local exchange carrier ("CLEC") in Texas and has applied for CLEC status in Louisiana, intends to offer LEC services in selected markets. Competition for local services is at an early stage. It is difficult to determine how this market will develop due to many factors including regulatory changes, resistance from incumbent LECs, its market acceptance as a CLEC and competition from other CLECs. In entering the local services market, the Company initially intends to serve as a reseller of LEC services as permitted under the 1996 Telecommunications Act, which allows it to purchase such services from the incumbent LECs at a discount and then resell them to the public. However, the Company intends to reduce its reliance on LECs for those services by developing its own network and installing one or more end-office switches. Other than its experience in the Gulf of Mexico, the Company has no experience operating as a CLEC. The Company's success will depend, in part, on its ability to manage and integrate the operations of a telecommunications network into the Company's existing operations, including the development of the Company's management information systems. Such success also will depend upon the Company's ability to resell the additional capacity that will be available on its network. There can be no assurance that the Company's provision of CLEC services will receive market acceptance in a timely manner, or at all, or that the Company's CLEC services will be profitable. The Company's success in the provision of CLEC services is also highly dependent on the pace and phase of implementation of the pro-competitive provisions of the 1996 Telecommunications Act by federal and state regulatory authorities. The Company's entry into the local phone service market, and the Company's operation as a switch-based carrier, could have a material adverse effect on the Company's financial condition, results of operations and cash flow. There can be no assurance that the Company will be successful in operating as a CLEC nor can any assurance be given with respect to its operation as a switch-based long distance carrier if and when it develops its own network. See "--Risks Associated with International Operations" and "Business--IWL Strategy" and "--Service Offerings."


GOVERNMENT REGULATION


    The Company and the equipment it installs are subject to varying degrees of federal, state and local regulation relating to wireless, long distance and local telecommunications services. In the United States, the provision of the Company's services is subject to the provisions of the Communications Act of 1934, as amended (the "1934 Communications Act"), the 1996 Telecommunications Act and the regulations of the Federal Communications Commission (the "FCC") thereunder, as well as the applicable laws and regulations of the various states administered by the relevant state public service commissions ("PSCs"). The Company holds various radio station authorizations that are subject to licensing, operational and technical requirements imposed on commercial and private mobile radio services, fixed microwave services and satellite radio earth station services. In addition to detailed licensing, tariffing and operational requirements, the FCC and the PSCs impose reporting obligations, annual fees, and other ongoing regulatory obligations on the Company. These agencies also regulate certain corporate matters and transactions including transfers of control of the Company. The recent trend in the United States, for both federal and state regulation of telecommunications services providers, has been in the direction of reduced regulation. Although this trend facilitates market entry and competition by multiple providers, it has also given AT&T, the largest international and domestic long distance carrier in the United States, as well as other large long distance providers, increased pricing and market entry flexibility that has permitted them to compete more effectively with smaller carriers such as the Company, as well as the opportunity to re-enter the local telephone service market. Changes in regulatory rules have also permitted increased competition in land mobile, microwave and satellite radio services from existing providers and new entrants. There can be no assurance that future regulatory, judicial and legislative changes in the United States will not have a material adverse effect on the financial condition, results of operations and cash flow of the Company. Further, any failure by the Company to maintain proper federal and state tariffs or certification or any finding by federal or state agencies that the Company is not or has not been operating under permissible terms and conditions or in compliance with applicable requirements may result in an enforcement action or investigation by the FCC or a PSC, which may consist of a range of penalties including, but not limited to, fines and license revocation, which could have a material adverse effect on the financial condition, results of operations and cash flow of the Company.



    The 1996 Telecommunications Act has significantly altered regulation of the telecommunications industry by preempting a number of state and local laws inhibiting competition and by imposing a variety of new duties on incumbent LECs in order to promote competition for local exchange and access services. The 1996 Telecommunications Act also eliminates previous prohibitions on the provision of inter-LATA (which is a Local Access and Transport Area) long distance services by the BOCs and GTOCs and opens up local telephone service to long distance companies and other competitors. Although the Company believes that the enactment of the 1996 Telecommunications Act and other trends in federal and state legislation and regulation that favor increased competition create new opportunities for the Company, there can be no assurance that the resulting increased competitive opportunities or other changes in current or future regulations at the federal or state level will not have a material adverse effect on the financial condition, results of operations and cash flow of the Company. Furthermore, there can be no assurance of how the 1996 Telecommunications Act will be implemented or enforced or the effect it will have on competition within the telecommunications industry generally or on the competitive position of the Company specifically.



    The Company also holds authority from the FCC to provide international services. The FCC's rules applicable to the provision of international services may limit, under certain conditions, the size of investments in the Company by, and affiliations with, foreign telecommunications carriers. In addition, because the Company holds several common carrier radio licenses, the 1934 Communications Act currently limits ownership of the Company by non-U.S. citizens, foreign governments and corporations organized under the laws of a foreign country. If the Company's foreign ownership were to exceed the limit set forth in the 1934 Communications Act, the FCC could impose a range of penalties on the Company, including, but not limited to, fines or revocation or divestiture of its licenses. The recently signed World Trade Organization ("WTO") agreement committed 68 countries, including the United States, to eliminating barriers to competition in basic telecommunications services, including foreign ownership limitations. Thus, on the January 1, 1998 effective date of the WTO agreement, the United States is expected to eliminate limits on foreign ownership. There can be no assurance that the WTO agreement will be implemented in the U.S. in such a manner that eliminates entirely the current foreign ownership limitations or that legislation will not be passed that imposes ownership limitations. The Company's operations also will be affected by introduction of new cellular, PCS and other radio services and the future allocations and auctions of the radio frequency spectrum for such services, which may increase competition as well as affect the type of services or products that can be installed or offered. Regulatory changes, whether domestic or international, may be affected by political, economic and technical factors and could significantly impact the Company's operations in numerous ways, including by creating greater competition, imposing new limits on services, making current communication systems obsolete and increasing the opportunities for competition.


    In addition, each country where the Company provides telecommunications services has its own laws and regulations. In certain locations, disputes may arise as to which country's laws and regulations apply. In many instances foreign jurisdictions require governmental or other regulatory approval for the equipment that the Company intends to install and the services that it intends to provide. There can be no assurance that the Company will be able to obtain such approvals or that it will obtain such approvals without significant delay or expense. The delays inherent in this approval process may cause the cancellation, postponement or rescheduling of the installation of communications systems for the Company's customers, which in turn may have a material adverse effect on the financial condition, results of operations and cash flow of the Company. See "Business--Government Regulation."

VARIABILITY IN OPERATING RESULTS


    The Company's annual and quarterly operating results have varied significantly in the past and are expected to vary significantly in the future. These fluctuations in operating results generally are caused by a number of factors, including changes in the Company's services and product mix, levels of product resales, adverse weather conditions in customer locations, the degree to which the Company encounters competition in its existing or target markets, general economic conditions, the volume and timing of orders received during the period, sales and marketing expenses related to entering new markets, the timing of new product or service introductions by the Company or its competitors and changes in billing rates by the Company or its competitors. Any of these factors could cause future quarterly or fiscal year operating results to vary significantly from the prior period and, because of the possibility of these fluctuations, results for any particular quarter or fiscal year should not be relied upon as being indicative of future performance. In addition, the Company's total sales increased to $27.8 million in fiscal 1996 from $15.8 million in fiscal 1995, due primarily to product resales that were made as part of a one-time project for Shell. The Company expects that this project will be substantially completed in fiscal 1997. As a result, while the Company performs other services for Shell and its affiliates from time to time on a project-by-project basis, the Company expects that future sales to Shell and its affiliates will be less than the fiscal 1996 level. See "--Industry Concentration and Dependence on Major Customers" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


RELIANCE ON THIRD PARTIES


    The Company purchases substantially all of its telecommunications equipment for use in the oil and gas industry from Alcatel Network Systems, Inc. ("Alcatel") pursuant to an agreement that generally requires the Company to use Alcatel equipment in sales to customers in the U.S. oil and gas industry. This requirement may limit the ability of the Company to effectively compete for certain sales or reduce the profitability that could otherwise be obtained by the Company from such sales. The original Alcatel agreement provided in its terms for its expiration in December 1996; however, the parties continued to abide by the terms of the original Alcatel agreement until a new agreement, which renewed and extended the original Alcatel agreement, was entered into. The renewed Alcatel agreement expires on December 31,

1999. The Company does not manufacture, nor does it have the ability to manufacture, the telecommunications equipment used by the Company in performing its services. Therefore, any reduction or interruption in the supply of equipment from Alcatel, or any increase in pricing by Alcatel that cannot be passed through to customers, could have a material adverse effect on the Company's financial condition, results of operations and cash flow until sufficient alternative supply sources are established. Although there are other manufacturers who have, or are developing, equipment that would satisfy the Company's needs, there can be no assurance that the Company would be able to replace its current primary supplier on commercially reasonable terms or on terms as favorable as those contained in the Alcatel agreement or without a significant disruption of its services or business. See "Business--Strategic Relationships and Alliances."



    In an attempt to make its services more accessible to potential customers, the Company has entered into contracts with the owners of over 50 drilling rigs in the Gulf of Mexico whereby the Company's equipment is installed on the drilling rigs regardless of who leases such rigs for exploration and drilling purposes. Although such arrangements support the selection of the Company for the rig's telecommunications services, such arrangements make the Company dependent upon the drilling rig owner to keep the drilling rig fully leased. If the drilling rig is not in operation, such equipment will generate limited revenue for the Company and will not be available for use with other customers. The failure of such rigs to operate could have a material adverse effect upon the Company's financial condition, results of operations and cash flow.


SIGNIFICANT CAPITAL REQUIREMENTS


    The expansion of the Company's telecommunications operations and the continued funding of operating expenses has required and is expected to continue to require substantial capital investment. Additionally, as part of its strategy, the Company may seek to acquire complementary assets or businesses, including additional spectrum licenses, which also could require substantial capital investment. The Company's decision to accelerate the development of its carrier services in response to the 1996 Telecommunications Act has substantially increased the Company's capital expenditure requirements. The Company anticipates that, based on current plans and assumptions relating to its operations, upon completion of the Offering its financial resources and equipment financing arrangements will be sufficient to fund the Company's growth and operations for approximately twelve months from the date of this Prospectus. The Company believes that its capital needs at the end of such period will continue to be significant and thus the Company will continue to seek additional sources of capital. Further, in the event the Company's plans or assumptions change or prove to be inaccurate, or if the Company consummates any unplanned acquisitions of businesses or assets, the Company may be required to seek additional sources of capital sooner than currently anticipated. There can be no assurance that the Company will be able to obtain additional financing or, if such financing is available, that the Company will be able to obtain it on acceptable terms. Failure to obtain additional financing, if needed, could result in the delay or abandonment of some or all of the Company's development and expansion plans, which would have a material adverse effect on the Company's financial condition, results of operations and cash flow. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "--Liquidity and Capital Resources."


MANAGING CHANGE

    The Company recently has experienced a period of significant growth and expansion that has placed, and if sustained would continue to place, a significant strain on its resources. This growth has resulted in an increase in the level of responsibility for management personnel. The Company's officers have had limited experience in managing companies as large and rapidly changing as the Company. The Company's ability to manage change successfully will require such personnel to work together effectively and will require the Company to improve its operational, management, financial and information systems and controls. If the

Company's management is unable to manage change effectively, the Company's financial condition, results of operations and cash flow could be materially and adversely affected. See "Management."

DEPENDENCE ON KEY PERSONNEL

    The Company is substantially dependent upon certain of its officers, including Ignatius W. Leonards, its Chairman and Chief Executive Officer, Byron
M. Allen, its President, and Richard H. Roberson, its Chief Financial Officer. The Company's future success depends on the continued contributions of such officers, including the maintenance, enhancement and establishment of key customer relationships and the management of operations and financial control. The loss of any of these officers by the Company could have a material adverse effect on the Company's financial condition, results of operations and cash flow. The Company is dependent in large part on its ability to attract and retain management, engineering, marketing and other technical personnel. Competition for engineering and other technical personnel is intense, and the inability to attract and retain highly qualified technical personnel to coordinate the Company's operations could adversely affect the Company's operations and prospects in related markets. There can be no assurance that the Company will be able to attract and retain the qualified personnel necessary for its business. See "Business--Employees" and "Management--Directors and Executive Officers."

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS


    A portion of the Company's sales to date have been made to customers located outside of the United States, including customers located in Moscow, Russia and Quito, Ecuador. See Note 7 to the Company's Consolidated Financial Statements. International sales may account for a larger portion of the Company's sales in the foreseeable future. Risks inherent in the Company's international business activities include changes in regulatory requirements, costs and risks of localizing systems in foreign countries, availability of suitable export financing, timing and availability of export licenses, tariffs and other trade barriers, customs matters, longer payment cycles, higher tax rates or additional withholding requirements, difficulty in enforcing agreements, military, political and transportation obstacles, political, economic and religious instability, difficulties in staffing and managing foreign operations, the burden of complying with a wide variety of complex foreign laws and treaties and difficulty in accounts receivable collections. In addition, foreign operations involve uncertainties arising from local business practices, language differences, cultural considerations and international political and trade tensions. Some of the Company's agreements with customers and/or suppliers are governed by foreign laws, which may differ significantly from U.S. laws. Therefore, the Company may be limited in its ability to enforce its rights under such agreements and to collect damages, if awarded. The provision of service in foreign countries will subject the Company to a variety of laws and regulations. These laws and regulations vary from country to country and are subject to change. Foreign laws could prohibit, limit, impose conditions on or create competition for the Company's services. While the recent 68-nation WTO agreement on communications services may lessen regulatory restrictions on the Company's ability to compete in foreign countries, it may also increase the opportunities in these countries available to the Company's competitors. There can be no assurance that any of these factors will not have a material adverse effect on the Company's financial condition, results of operations and cash flow. Currently, the Company's international sales are denominated in United States currency. The Company does not currently engage in foreign currency hedging transactions. The Company may be required in the future to denominate international sales in foreign currencies. In such event, a decrease in the value of foreign currencies relative to the United States dollar could result in losses from transactions denominated in foreign currencies and, with respect to the Company's international sales that are United States dollar-denominated, such a decrease could make the Company's services less price-competitive. In the future, the Company may seek to implement hedging techniques with respect to foreign currency transactions. There can be no assurance, however, that such hedging activities would successfully protect against foreign currency exchange losses or against other international sales risks such as exchange limitations, price controls or other foreign currency restrictions.

    The Company's headquarters and administrative offices are in Houston, Texas. In addition, as of December 31, 1996, the Company maintained an office in Moscow, Russia with approximately 10 employees. The geographical distance between Houston, Texas and Moscow, Russia, as well as time-zone differences, can isolate management from operational issues, delay communications and require a significant amount of time, effort and expense for international travel. There can be no assurance that the Company will not face significant management demands associated with its international operations in the future. Any significant disruption in the management of the Company's international operations could have a material adverse effect on the Company's financial condition, results of operations and cash flow. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RELIANCE ON OTHER TELECOMMUNICATIONS CARRIERS


    The Company depends primarily on other long distance carriers for the transmission of long distance telephone calls. Although the Company believes its relations with its carriers are good, the termination of the Company's contracts with its carriers or a reduction in their services could have a material adverse effect on the Company's financial condition, results of operations and cash flow. In addition, the accurate and prompt billing of the Company's subscribers is dependent upon such carriers providing accurate and timely call detail records to third-party billing companies who bill the Company's services. There can be no assurance that the Company's current long distance carriers will provide accurate information on a timely basis, or that the third-party billing companies will accurately bill the Company's customers, the failure of which could have a material adverse effect on the Company's financial condition, results of operations and cash flow. Upon commencing service as a reseller of LEC services, the Company will be dependent upon the LEC for such service and the rates which will be charged. The 1996 Telecommunications Act provides that incumbent LECs will be required to sell their service at a discount to CLECs as established by federal and state regulatory authority. The Company's dependence upon the LECs will be impacted by a number of factors including regulatory changes, resistance from incumbent LECs, its market acceptance as a CLEC and competition from other CLECs. See "Business--Government Regulation."


CHANGES IN TECHNOLOGY, SERVICES AND INDUSTRY STANDARDS

    The telecommunications industry has been characterized by rapid technological change, changing end-user requirements, frequent new service introductions and evolving industry standards. The Company believes that its future success will depend on its ability to anticipate and adapt to such changes and to offer, on a timely basis, services that meet these evolving industry standards. There can be no assurance that existing, proposed or as yet undeveloped technologies will not become dominant in the future and render the Company's systems less competitive or less viable. There can be no assurance that the Company will have sufficient resources to make the investments necessary to acquire new technologies or to introduce new services that could compete with future technologies or that equipment held by the Company in inventory will not be rendered obsolete, any of which factors could have a material adverse effect on the Company's financial condition, results of operations and cash flow.

DEPENDENCE ON INFORMATION SYSTEMS


    The Company currently depends upon third-party billing companies to bill the Company's customers for their long distance usage. As the Company implements its strategy to develop a network and to provide LEC services, the Company may begin to bill its customers itself. In such case, the Company's information systems will become more important in order to maintain sophisticated and reliable transaction processing systems that produce accurate and complete billing statements. To promptly and accurately bill its customers, the Company must record and process massive amounts of data quickly and accurately. The Company is in the process of evaluating and updating its information systems. However, the Company does not have extensive experience in implementing and operating such systems. The Company believes that the continued enhancement of its information systems is important to its continued growth and its ability to monitor and control costs, but there can be no assurance that the Company will not encounter delays or suffer adverse consequences in implementing the enhanced systems. Any such delay or other malfunction of the Company's management information systems could have a material adverse effect on the Company's financial condition, results of operations and cash flow.

POSSIBLE SERVICE INTERRUPTIONS; NATURAL DISASTERS

    The Company's operations are dependent on its ability to protect the equipment it owns, and the ability of third parties to protect the equipment the Company leases from them, against damage that may be caused by fire, equipment failures, weather, power loss, telecommunications failures, failure or loss of satellites, human error, unauthorized intrusion, natural disasters or occurrences, acts of sabotage and other similar events. The Company's operations in remote and underdeveloped areas of the world make its operations, equipment and employees susceptible to environmental extremes and political instability. There can be no assurance that fire, equipment failure or other events would not disable the Company's equipment, which could have a material adverse effect on the Company's financial condition, results of operations and cash flow. Also, networks and switching facilities experience periodic service interruptions and equipment failures, and the operation of such networks will be subject to international, national and regional telecommunications outages from time to time. It is therefore possible that the networks and facilities utilized by the Company may from time to time experience service interruptions or equipment failures that could have a material adverse effect on the Company's financial condition, results of operations and cash flow. Additionally, many of the Company's customers with offshore locations will abandon facilities during the pendency of severe weather, such as hurricanes, tropical storms and other dangerous natural forces, which results in a cessation in the provision of services by the Company until normal operations are resumed. Similarly, the Company's pay telephones located on customers' drilling rigs and production platforms may experience interruptions or cessation of use due to weather conditions or other natural occurrences, such as earthquakes or floods, which are beyond the Company's control. A significant portion of the Company's facilities, as well as a significant portion of its customers, are located in the Louisiana and Texas Gulf Coast region, which is particularly susceptible to hurricanes. Although the Company has taken precautions to protect itself and its customers from events that could interrupt the delivery of the Company's services, there can be no assurance that a fire, telecommunications failure, human error, natural disaster, act of sabotage or other similar event would not cause a disruption in the Company's services and that such events will not have a material adverse effect on the Company's financial condition, results of operations and cash flow.

CONCENTRATION OF OWNERSHIP


    Upon consummation of the Offering, Ignatius W. Leonards, the Company's Chief Executive Officer and Chairman of the Board of Directors, will beneficially own an aggregate of approximately 58% of the outstanding shares of Common Stock (or approximately 53% if the Underwriters' over-allotment options are exercised in full) and Mr. Leonards, together with Byron M. Allen, the President of the Company, will beneficially own an aggregate of approximately 64% of the outstanding shares of Common Stock (or approximately 60% if the Underwriters' over-allotment options are exercised in full). As a result of this stock ownership and their respective positions with the Company, Mr. Leonards, acting alone, and Messrs. Leonards and Allen, acting together, will be in a position to control the affairs of the Company through the ability to influence the outcome of matters submitted to a vote of the shareholders of the Company, including the election of directors, and matters on which the Board of Directors may act. See "Certain Transactions" and "Principal Shareholders".


PROPRIETARY RIGHTS

    The Company believes that the future success of its business will depend more on the technical competence, creativity and marketing abilities of its employees than on patents, trademarks and other intellectual property rights. Nevertheless, the Company attempts to protect its intellectual property rights through patents, trademarks, trade secrets and other measures. The Company currently does not own any patents, but has one patent application on file with the U.S. Patent and Trademark Office. There can be no assurance that such measures will provide adequate protection for the Company's trade secrets or other proprietary information, that disputes with respect to the ownership of its intellectual property rights will not arise, that the Company's trade secrets or proprietary technology will not otherwise become known or be independently developed by competitors or that the Company can otherwise meaningfully protect its intellectual property rights. In addition, there can be no assurance that foreign intellectual property laws will adequately protect the Company's intellectual property rights, if any, in other countries. Litigation may be necessary to protect the Company's intellectual property rights and trade secrets, which could result in substantial costs and diversion of resources and may ultimately prove unsuccessful. The failure of the Company to protect its proprietary rights could have a material adverse effect on its financial condition, results of operations and cash flow. If any claims or actions are asserted against the Company, the Company may seek to obtain a license under a third party's intellectual property rights; however, there can be no assurance that a license will be available on commercially reasonable terms or at all.

CERTAIN ANTI-TAKEOVER MATTERS

    Upon the consummation of the Offering, there will be 96,522,184 authorized and unissued shares of Common Stock and 10,000,000 authorized and unissued shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"). The existence of authorized but unissued Common Stock and Preferred Stock may enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy solicitation or otherwise. In this regard, the Company's Amended and Restated Articles of Incorporation (the "Restated Articles of Incorporation") grant the Board of Directors of the Company broad power to establish the rights, preferences and privileges of authorized and unissued Preferred Stock without shareholder approval. The issuance of shares of Preferred Stock pursuant to the Board of Director's authority described above could decrease the amount of earnings and assets available for distribution to holders of Common Stock or adversely affect the rights and powers, including voting rights, of such holders. The issuance of Common Stock or Preferred Stock could also have the effect of delaying, deferring or preventing a change in control of the Company, including transactions in which the shareholders might otherwise receive a premium for their shares over the then current market price, and may adversely affect the market price of the Common Stock. The Board of Directors does not currently intend to seek shareholder approval prior to any issuance of Common Stock or Preferred Stock, unless otherwise required by law. The Company is also subject to prior regulatory approval by the FCC and various state regulatory agencies for a transfer of control of the Company or for the assignment of the Company's intrastate certification authority and its international authority. The 1934 Communications Act provides that non-U.S. citizens, foreign governments or their representatives or corporations organized under the laws of a foreign country may not own in the aggregate more than 20% of a company that owns common carrier radio licenses such as the Company. In addition, because the Company holds FCC authority to provide international service, the FCC will scrutinize an ownership interest in the Company of greater than 25%, or a controlling interest at any level, by a dominant foreign carrier. International carriers, such as the Company, must notify the FCC 60 days in advance of an acquisition of a 10% or greater interest by a foreign carrier in such carriers. Furthermore, the Company's bank loan agreement provides that an event of default thereunder will occur if all or a controlling interest in the Company's capital stock is sold, assigned or otherwise transferred. Any of the foregoing factors could have the effect of delaying, deferring or preventing a change of control of the Company. See "Business--Government Regulation" and "Description of Capital Stock--Preferred Stock" and "--Certain Anti-Takeover Matters."

ABSENCE OF PRIOR PUBLIC MARKET; VOLATILITY OF STOCK PRICE


    Prior to the Offering, there has been no public market for shares of Common Stock and there can be no assurance that an active market will develop or be sustained following the Offering. The initial public offering price for the shares of Common Stock sold in the Offering will be determined through negotiations between the Company and the Representative and will not necessarily reflect the market price for the Common Stock following the Offering. The market price for the Common Stock following the Offering will be influenced by a number of factors, including the depth and liquidity of the market for the Common Stock, investor perceptions of the Company's and competitors' operating results and general economic and other conditions. The stock market has experienced volatility, particularly with respect to the market prices of equity securities of many technology and telecommunications companies. This volatility often has been unrelated to the operating performance of the affected companies. There can no assurance that market fluctuations will not adversely affect the price of the Common Stock. See "Underwriting."


SHARES ELIGIBLE FOR FUTURE SALE


    No prediction can be made as to the effect, if any, that future sales of shares, or the availability of such shares for future sales, will have on the market price of the Common Stock of the Company. Sales of a substantial number of shares of Common Stock in the public market following the Offering, or the perception that such sales may occur, could adversely affect the market price for the Common Stock. Upon completion of the Offering, the Company will have outstanding 3,477,816 shares of Common Stock (3,565,316 shares if the Underwriters' over-allotment options are exercised in full), assuming no exercise of options or warrants after the date of this Prospectus. Of these shares, the 1,250,000 shares offered hereby (1,437,500 shares if the Underwriters' over-allotment options are exercised in full) will be freely tradeable without restriction or further registration under the Securities Act, unless purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act ("Rule 144"). The remaining 2,227,816 shares of Common Stock outstanding upon completion of the Offering are "restricted securities," as that term is defined in Rule 144. Upon expiration of certain Lock-Up Agreements (as defined below) one year after the effective date of the Offering, approximately 2,225,008 shares will be eligible for sale subject to the timing, volume and manner of sale restrictions of Rule 144. The 2,808 remaining shares held by an existing shareholder will become eligible for sale over a period of less than one year. In addition, 13,919 shares subject to outstanding vested stock options, if exercised, will become eligible for sale 90 days after the effective date of the Offering and, upon expiration of certain Lock-Up Agreements, an additional 146,695 shares subject to outstanding stock options under the Company's Employee Incentive Stock Option Plan (the "Incentive Stock Option Plan") (including unvested stock options the vesting of which will be automatically accelerated upon completion of the Offering), if exercised, will be eligible for sale, in each case subject to the restrictions of Rule 701 under the Securities Act, unless sold pursuant to an effective registration statement under the Securities Act. See "--Significant Capital Requirements" and "Shares Eligible for Future Sale."


DILUTION TO NEW INVESTORS


    Investors purchasing shares of Common Stock in the Offering will experience immediate and substantial dilution in net tangible book value of approximately $4.41 per share of Common Stock (assuming an initial public offering price of $8.00 per share). To the extent outstanding options to purchase the Company's Common Stock are exercised, there will be further dilution. See "Dilution."


LACK OF DIVIDENDS

    The Company has never paid dividends on its Common Stock and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future and, in certain circumstances, is prohibited from doing so under the terms of its bank credit facility. See "Dividend Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operation--Liquidity and Capital Resources."

                                USE OF PROCEEDS


    The net proceeds to the Company from the sale of the 1,250,000 shares of Common Stock offered by the Company hereby are estimated to be $8.5 million ($9.1 million if the over-allotment option granted to the Underwriters by the Company is exercised in full), assuming an initial public offering price of $8.00 per share (the midpoint of the range of the proposed initial public offering price) and after deducting estimated offering expenses and underwriting discounts and commissions payable by the Company. The Company intends to use the estimated net proceeds as follows: (i) approximately $7.8 million will be applied to acquire equipment for the continued development of communications infrastructure for the Company's network, including microwave and fiber optic equipment to expand the Company's carrier services; (ii) approximately $500,000 will be used to repay a CAPEX Term Note under its bank credit agreement with Marine Midland Business Loans, Inc. ("Marine Midland"); and (iii) approximately $200,000 will be used for working capital and general corporate purposes. Pending application of the proceeds as described above, the Company intends to invest the net proceeds of the Offering in short-term, investment-grade, interest-bearing securities. The Company anticipates that, based on current plans and assumptions relating to its operations, upon completion of the Offering its financial resources and equipment financing arrangements will be sufficient to fund the Company's growth and operations for approximately twelve months from the date of this Prospectus, including the development of its network. The Company believes that its capital needs at the end of such period will continue to be significant and thus the Company will continue to seek additional sources of capital. There can be no assurance that the Company will be able to obtain additional financing or, if such financing is available, that the Company will be able to obtain it on acceptable terms. Failure to obtain additional financing, if needed, could result in the delay or abandonment of some or all of the Company's development and expansion plans, including the development of its network, which would have a material adverse effect on the Company's financial condition, results of operations and cash flow. See "Risk Factors--Significant Capital Requirements."



    The Company intends to use approximately $500,000 of the estimated net proceeds of the Offering to pay in full the outstanding balance of the CAPEX Term Note dated December 20, 1995 in the original principal amount of $500,000 as executed and delivered by the Company under the Company's bank credit agreement with Marine Midland. The CAPEX Term Note bears interest at a rate equal to the prime rate plus .75% and is due on December 31, 1998 (subject to renewals).



    In the event the Underwriters exercise the over-allotment option granted to them by the Selling Shareholder, the Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholder.


                                DIVIDEND POLICY

    The Company has never paid dividends on its Common Stock and does not anticipate paying dividends on the Common Stock in the foreseeable future. In addition, under the terms of the Company's bank line of credit, the Company may not pay dividends without the prior consent of the lending bank. The Company expects that it will retain all available earnings generated by the Company's operations for the development and growth of its business. Any future determination as to the payment of dividends will be made in the discretion of the Board of Directors of the Company and will depend upon the Company's operating results, financial condition, capital requirements, general business conditions and such other factors as the Board of Directors deems relevant.

                                    DILUTION


    The net tangible book value of the Company as of December 31, 1996 was $3,968,755, or $1.78 per share of Common Stock. Net tangible book value per share represents the amount of the Company's total tangible assets reduced by the amount of its total liabilities, divided by the total number of outstanding shares of Common Stock. After giving effect to the sale of the shares of Common Stock offered hereby and the receipt and application of the estimated proceeds therefrom at an assumed initial public offering price of $8.00 and after deducting estimated underwriting discounts and commissions and estimated expenses of the Offering, the adjusted net tangible book value of the Company at December 31, 1996 would have been $12,568,755 or $3.59 per share. This represents an immediate increase in the net tangible book value of $1.81 per share to existing shareholders and an immediate dilution in net tangible book value of $4.41 per share to new investors purchasing Common Stock in the Offering. The following table illustrates the per share dilution to new investors:



Assumed initial public offering price per share..............................             $    8.00
  Net tangible book value per share as of December 31, 1996..................  $    1.78
  Increase per share attributable to new investors...........................       1.81
As adjusted net tangible book value per share after the Offering.............                  3.59
Dilution per share to new investors..........................................             $    4.41
                                                                                          ---------
                                                                                          ---------


    The following table sets forth as of December 31, 1996, the number of shares of Common Stock purchased from the Company, the total consideration paid therefor and the average price per share paid by existing shareholders and by new investors (assuming the sale of the shares of Common Stock offered hereby at an initial public offering price of $8.00 before deducting estimated underwriting discounts and commissions and estimated expenses of the Offering):


                                                           SHARES PURCHASED        TOTAL CONSIDERATION        AVERAGE
                                                         ---------------------  --------------------------   PRICE PER
                                                           NUMBER     PERCENT      AMOUNT        PERCENT       SHARE
                                                         ----------  ---------  -------------  -----------  -----------
Existing shareholders..................................   2,227,816       64.1% $     291,873         2.8%   $    0.13
New investors..........................................   1,250,000       35.9     10,000,000        97.2         8.00
                                                         ----------  ---------  -------------       -----
    Total..............................................   3,477,816      100.0% $  10,291,873       100.0%
                                                         ----------  ---------  -------------       -----
                                                         ----------  ---------  -------------       -----



    The above computations assume no issuance after December 31, 1996 of any of
(i) the 258,600 shares of Common Stock reserved for issuance under the Incentive Stock Option Plan, of which 160,614 shares were subject to options outstanding as of December 31, 1996, with a weighted average exercise price of $3.62 per share, (ii) the 300,000 shares of Common Stock reserved for issuance under the Company's 1997 Stock Option Plan (the "1997 Stock Option Plan"), (iii) the 100,000 shares of Common Stock reserved for issuance under the Company's 1997 Director Option Plan (the "1997 Director Option Plan"), and (iv) the 125,000 shares subject to the Representative's Warrant. The issuance of additional shares of Common Stock upon the exercise of any of the options outstanding as of December 31, 1996 under the Incentive Stock Option Plan will result in additional dilution. See "Management--Benefit Plans," "Description of Capital Stock--Representative's Warrant," "Shares Eligible for Future Sale" and "Underwriting."

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of December 31, 1996 (i) on a historical basis and (ii) as adjusted to give effect to the sale by the Company of the 1,250,000 shares of Common Stock offered hereby at an assumed initial public offering price of $8.00 per share (the midpoint of the range of the proposed initial public offering price) and the anticipated receipt and application of the estimated net proceeds therefrom.


                                                                                               DECEMBER 31, 1996
                                                                                             ----------------------
                                                                                              ACTUAL    AS ADJUSTED
                                                                                             ---------  -----------
                                                                                                 (IN THOUSANDS)
Notes payable--current portion.............................................................  $   1,106   $     606
                                                                                             ---------  -----------
                                                                                             ---------  -----------
Notes payable, noncurrent portion..........................................................      4,865       4,865
Shareholders' equity(1):
  Common Stock: 100,000,000 shares authorized, no par (actual and as adjusted); 2,227,816 shares issued and outstanding (actual); 3,477,816 shares issued and outstanding (as
    adjusted)(2)(3)........................................................................         22          35
  Additional paid-in capital...............................................................        270       8,757
  Retained earnings........................................................................      3,677       3,677
                                                                                             ---------  -----------
  Total shareholders' equity...............................................................      3,969      12,469
                                                                                             ---------  -----------
  Total capitalization.....................................................................  $   8,834   $  17,334
                                                                                             ---------  -----------
                                                                                             ---------  -----------


------------------------

(1) Excludes 10,000,000 shares of Preferred Stock, which were authorized in March 1997, none of which are issued or outstanding.

(2) In March 1997, the Company adopted its Restated Articles of Incorporation, which restated the Common Stock authorized, issued and outstanding from no par value to a par value of $0.01 per share.


(3) Excludes (i) 258,600 shares of Common Stock reserved for issuance under the Incentive Stock Option Plan, of which 160,614 shares were subject to options outstanding as of December 31, 1996 with a weighted average exercise price of $3.62 per share, (ii) 300,000 shares of Common Stock reserved for issuance under the 1997 Stock Option Plan, (iii) 100,000 shares of Common Stock reserved for issuance under the 1997 Director Option Plan, and (iv) 125,000 shares subject to the Representative's Warrant. See "Management--Benefit Plans," "Description of Capital Stock--Representative's Warrant," "Shares Eligible for Future Sale" and "Underwriting."

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following Selected Consolidated Financial Data for the three fiscal years ended June 30, 1994, 1995 and 1996 are derived from the Company's Consolidated Financial Statements for those years which have been audited by KPMG Peat Marwick LLP, independent certified public accountants, whose report thereon appears elsewhere herein. The following Selected Consolidated Financial Data for the fiscal years ended June 30, 1992 and 1993 are derived from the Company's unaudited Consolidated Financial Statements. The following Selected Consolidated Financial Data for the six months ended December 31, 1995 and 1996 are derived from unaudited Consolidated Financial Statements of the Company which, in the opinion of the Company's management, contain all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation thereof. Results for the six months ended December 31, 1996 are not necessarily indicative of the results that may be expected for the full 1997 fiscal year. The Selected Consolidated Financial Data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes thereto and the other financial information appearing elsewhere in this Prospectus.

                                                                                                            SIX MONTHS ENDED
                                                                FISCAL YEAR ENDED JUNE 30,                    DECEMBER 31,
                                                   -----------------------------------------------------  --------------------
                                                     1992       1993       1994       1995       1996       1995       1996
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Sales:
  Telecom and carrier............................                        $  13,642  $  14,566  $  15,683  $   6,664  $   9,528
  Land mobile....................................                            1,218      1,228      1,559        533      1,421
  Product resales(1).............................         --         --         --         --     10,554         --      4,695
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total sales(4)...............................      8,121     12,960     14,860     15,794     27,796      7,197     15,644
Cost of sales....................................      5,272      8,641     10,071      9,639     10,827      4,227      7,004
Cost of sales--product resales...................         --         --         --         --      9,588         --      4,680
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
Gross profit.....................................      2,849      4,319      4,789      6,155      7,381      2,970      3,960
Selling expenses.................................        429        724        892        862        842        394        495
General and administrative expenses..............      1,398      2,408      3,178      3,537      4,257      1,931      2,241
Depreciation and amortization....................        364        359        571        820      1,003        482        635
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income from operations...........................        658        828        148        936      1,279        163        589
Net interest expense.............................        149         10        215        244        270        150        213
Other expense (income)...........................        277         86       (252)      (138)       (41)      (115)       (19)
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before income taxes.......................        232        732        185        830      1,050        128        395
Income tax expense...............................        101        249         41        294        316         44        134
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income.......................................  $     131  $     483  $     144  $     536  $     734  $      84  $     261
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income per share.............................  $    0.07  $    0.24  $    0.07  $    0.24  $    0.33  $    0.04  $    0.12
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
Weighted average shares outstanding(2)...........      2,011      2,011      2,011      2,233      2,233      2,233      2,233
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                                                                           DECEMBER 31, 1996
                                                                         JUNE 30,                         --------------------
                                                   -----------------------------------------------------                AS
                                                     1992       1993       1994       1995       1996      ACTUAL    ADJUSTED(3)
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:

Cash and cash equivalents........................  $      --  $      72  $      --  $     291  $     361  $     423   $   8,423
Working capital..................................      1,081        709       (367)      (265)     1,811      2,143      10,143
Total assets.....................................      4,130      5,748      7,437      8,232     12,409     14,903      22,903
Notes payable, noncurrent portion................        739        533      1,108      1,329      2,944      4,865       4,865
Shareholders' equity.............................      2,045      1,511      2,419      2,955      3,698      3,969      12,469


------------------------

(1) Comprised of the resale of Alcatel products and other equipment and hardware to Shell of approximately $10.6 million and $4.7 million for the year ended June 30, 1996 and for the six months ended December 31, 1996.

(2) Weighted average shares outstanding have been restated to reflect a 200-for-one stock split of the Common Stock effected in November 1995.

(3) Adjusted to reflect the sale of 1,250,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $8.00 per share (the midpoint of the range of the proposed initial public offering price) and the receipt of the estimated net proceeds therefrom as if the Offering had occurred at December 31, 1996.


(4) The breakdown of sales between telecom and carrier and land mobile for fiscal years 1992 and 1993 is not available.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE SELECTED CONSOLIDATED FINANCIAL DATA, CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO AND THE OTHER FINANCIAL INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. MOREOVER, THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS."

OVERVIEW


    The Company's total sales are derived from the provision of a variety of services, including telecom and carrier services, land mobile services and product resales. Telecom and carrier services include the resale of long distance telecommunications services, the provision of private leased lines, the resale of equipment and the provision of related services to furnish and install telecommunications systems. The Company recently has installed a tandem switch at its facility in Houston, Texas and when such switch is fully operational (which the Company expects to occur by the end of the fourth quarter of fiscal
1997), the Company expects to provide services as a switch-based long distance carrier. Land mobile services consist of the rental, sale, service and maintenance of two-way radio communications systems.


    In connection with product resales, the Company serves as the exclusive manufacturer's representative of Alcatel products to the U.S. oil and gas industry. In fiscal 1996, the Company provided services to Shell, which included the resale of a significant amount of Alcatel products. For the year ended June 30, 1996 and for the six months ended December 31, 1996, Shell purchased from the Company approximately $10.6 million and $4.7 million of Alcatel products and other equipment and hardware, representing approximately 38.0% and 30.0%, respectively, of total sales during such periods. Although profitable, the sale of Alcatel products to Shell significantly reduced the Company's gross margin in these periods. The Shell project is expected to be substantially completed in fiscal 1997 and, therefore, is not expected to contribute in a material manner to the Company's total sales in future periods.

    The Company was founded in 1981 as a contract supplier of communications technology installation and equipment leasing services, and over the ensuing years broadened the scope of its service offerings to include microwave, two-way radio and related wireless services and technologies for an expanded customer base, primarily comprised of major oil and gas companies operating in the Gulf of Mexico region. During this period, the Company began to provide an increasing variety of services to its oil and gas customers in other remote and underdeveloped regions around the world.


    To support its international expansion, in 1994 the Company began providing telecommunications services and network support inside the former Soviet Union to United States oil and gas customers. As the Company expanded its service offerings and developed greater infrastructure, it commenced service as a switchless reseller of long distance services in the United States in 1994. The Company is continuing to expand its network through a recently-acquired tandem switch and the installation of fiber optic cable and microwave radios in targeted service areas. In connection with such expansion, the Company has also received CLEC status in Texas and has applied for CLEC status in Louisiana. See "Risk Factors--Risks Associated with Entry into Local Phone Service Market and Other New Markets."


    While annual growth rates of the Company's total sales since 1992 have ranged from 6.3% to 76.0%, the Company's quarterly operating results have varied significantly in the past, and can be expected to vary in the future. These fluctuations in operating results generally are caused by a number of factors, including changes in the Company's services and product mix, levels of product resales, adverse weather conditions in customer locations, the degree to which the Company encounters competition in its existing or target markets, general economic conditions, the volume and timing of orders received during the period, sales and marketing expenses related to entering new markets, the timing of new product or service introductions by the Company or its competitors and changes in billing rates by the Company or its competitors.

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, the percentage of total sales represented by certain items included in the Company's Consolidated Statements of Income.


                                                                                               SIX MONTHS ENDED
                                                         FISCAL YEAR ENDED JUNE 30,              DECEMBER 31,
                                                    -------------------------------------  ------------------------
                                                       1994         1995         1996         1995         1996
                                                    -----------  -----------  -----------  -----------  -----------
Sales:
  Telecom and carrier.............................       91.8%        92.2%        56.4%        92.6%        60.9%
  Land mobile.....................................        8.2          7.8          5.6          7.4          9.1
  Product resales.................................      --           --            38.0        --            30.0
                                                        -----        -----        -----        -----        -----
    Total sales...................................      100.0        100.0        100.0        100.0        100.0
Gross margin......................................       32.2         39.0         26.5         41.3         25.3
Selling expenses..................................        6.0          5.5          3.0          5.5          3.2
General and administrative expenses...............       21.4         22.4         15.3         26.8         14.3
Depreciation and amortization.....................        3.8          5.2          3.6          6.7          4.0
                                                        -----        -----        -----        -----        -----
Total operating expenses..........................       31.2         33.1         21.9         39.0         21.5
                                                        -----        -----        -----        -----        -----
Income from operations............................        1.0          5.9          4.6          2.3          3.8
Net interest expense..............................        1.5          1.5          1.1          2.1          1.4
Other income, net.................................        1.7          0.9          0.2          1.6          0.1
                                                        -----        -----        -----        -----        -----
Income before income taxes........................        1.2          5.3          3.7          1.8          2.5
Income tax expense................................        0.2          1.9          1.1          0.6          0.9
                                                        -----        -----        -----        -----        -----
Net income........................................        1.0%         3.4%         2.6%         1.2%         1.6%
                                                        -----        -----        -----        -----        -----
                                                        -----        -----        -----        -----        -----


COMPARISON OF SIX MONTHS ENDED DECEMBER 31, 1996 AND 1995


    TOTAL SALES. Total sales increased $8.4 million or 116.7% to $15.6 million for the six months ended December 31, 1996 from $7.2 million for the comparable period in the prior fiscal year. Of this increase, $2.9 million, or 34.0%, resulted from increases in the Company's telecom and carrier services, $900,000, or 10.5%, resulted from increases in the Company's land mobile services, while $4.7 million, or 55.5%, resulted in part from product resales to a single customer. The increase in telecom and carrier revenues was largely attributable to drilling activity in the Gulf of Mexico and elsewhere and to expansion of the Company's business outside the Gulf of Mexico. The increase in land mobile sales was largely due to increased demand which may have been favorably impacted by increased marketing activities. The product resales are expected to be substantially completed in fiscal 1997 and, therefore, are not expected to contribute in a material manner to the Company's total sales in future periods.


    GROSS MARGIN. Gross profit increased $989,000 or 33.3% to $4.0 million for the six months ended December 31, 1996 from $3.0 million for the comparable period in the prior fiscal year, representing gross margins of 25.3% and 41.3%, respectively. The decrease in margin was due in principal part to the lower margin on product resales in 1996 and increases in materials and supplies expense. Excluding product resales, gross profit for the six months ended December 31, 1996 would have been approximately $3.6 million, representing a gross margin of 34.6%.

    SELLING EXPENSES. Selling expenses increased $101,000 or 25.6% to $495,000 for the six months ended December 31, 1996 from $394,000 for the comparable period in the prior fiscal year. Selling expenses as a percentage of total sales decreased to 3.2% from 5.5% during these respective periods. The increase in selling expenses resulted from the addition of sales personnel and from increases in travel and advertising.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased $310,000 or 16.0% to $2.2 million for the six months ended December 31, 1996 from $1.9 million for the comparable period in the prior fiscal year. As a percentage of total sales, general and administrative expenses decreased to 14.3% for the six months ended December 31, 1996 from 26.8% for the comparable period in the prior fiscal year. The decrease in general and administrative expenses as a percentage of sales was primarily due to product resales that required little or no incremental administrative expense. The increases in the dollar amount of general and administrative expenses over these periods were due in principal part to increased telephone expense, insurance expense, rent expense and legal expense relating to facilities and personnel additions in Houston, Texas and Lafayette, Louisiana. Exclusive of product resales, general and administrative expenses for the six months ended December 31, 1996 would have been approximately 21.4% of total sales.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased $152,000 or 31.5% to $635,000 for the six months ended December 31, 1996 from $483,000 in the comparable period in the prior fiscal year. This increase was primarily attributable to the acquisition of an additional $2.3 million of property, plant and equipment, comprised of $1.8 million in equipment for satellite, microwave and other equipment and $500,000 for computers, furniture and fixtures, service vehicles and test equipment.


    NET INTEREST EXPENSE. Net interest expense increased $64,000 or 43.0% to $213,000 for the six months ended December 31, 1996 from $149,000 for the comparable period in the prior fiscal year. The Company's borrowings increased to $6.0 million for the six months ended December 31, 1996 from $2.8 million for the comparable period in the prior fiscal year. Borrowings were reduced in fiscal 1996 due to the receipt of $2.0 million from Shell as a deposit under a product resale contract. The increase in borrowings was used to fund acquisitions of property, plant and equipment.


    OTHER INCOME, NET. Other income decreased $96,000 or 84.2% to $18,000 for the six months ended December 31, 1996 from $114,000 for the comparable period in the prior fiscal year. The decrease resulted from a decrease in earnings from the Company's 50%-owned subsidiary, Kenwood Systems Group, Inc. ("Kenwood").

    INCOME TAX EXPENSE. Provision for income taxes increased $90,000 or 204.5% to $134,000 for the six months ended December 31, 1996 from $44,000 for the comparable period in the prior fiscal year, which represents an effective tax rate of 34.0% for each period.

COMPARISON OF FISCAL YEARS ENDED JUNE 30, 1996 AND 1995


    TOTAL SALES. Total sales increased by $12.0 million or 75.9% to $27.8 million for fiscal 1996 from $15.8 million for fiscal 1995. Of this increase, $1.1 million or 9.3% resulted from increases in the Company's telecom and carrier services. Land mobile services accounted for $300,000 or 2.7% of this increase while $10.6 million, or 88%, resulted in part from product resales to a single customer. While revenues related to land mobile services were relatively constant, the increase in sales of telecom and carrier services reflected continued growth of the Company's core business. Excluding product resales, total sales for fiscal 1996 would have been $17.3 million. Since such product resales are expected to be substantially completed in fiscal 1997, they are not expected to contribute in a material manner to the Company's total sales in future periods.


    GROSS MARGIN. Gross profit increased $1.2 million or 19.7% to $7.3 million in fiscal 1996 from $6.1 million in fiscal 1995, representing gross margins of 26.5% and 39.0%, respectively. The decrease in gross margin primarily was due to the lower profit margin from product resales. Excluding product resales, gross profit would have been approximately $6.6 million in fiscal 1996, representing a gross margin of 38.0%.


    SELLING EXPENSES. Selling expenses decreased $20,000 or 2.4% to $842,000, or 3.0% of total sales, in fiscal 1996 from $862,000, or 5.5% of total sales, in fiscal 1995. Advertising and promotion expenditures increased $81,000, travel increased $21,000 and salaries and employee benefits decreased $110,000, which reflected the reassignment of certain employees to other departments.



    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased $720,000 or 20.4% to $4.2 million in fiscal 1996 from $3.5 million in fiscal 1995. As a percentage of total sales, general and administrative expenses decreased to 15.3% for fiscal 1996 from 22.4% for fiscal 1995. The increase in general and administrative expenses was primarily due to a higher level of expenses in fiscal 1996 associated with the expansion of the Company's international operations and related travel, including increased activity in Russia and South America as well as a project in Bosnia that was started and completed in fiscal 1996. In addition, general and administrative expenses were higher in fiscal 1996 due to increased development of the Company's infrastructure to accommodate growth, which resulted in increases in insurance costs and employee compensation through an increased number of employees, increased telephone expenses relating to increased activity in the Company's international operations and costs associated with opening offices in Lafayette and New Orleans, Louisiana.


    DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased $183,000 or 22.3% to $1.0 million in fiscal 1996 from $820,000 in fiscal 1995.
This increase was principally attributable to an additional $1.2 million of property, plant and equipment, comprised of $621,000 for satellite, microwave and other telecommunications equipment, and $579,000 for computers, furniture and fixtures, service vehicles and test equipment.

    NET INTEREST EXPENSE. Net interest expense increased $26,000 or 10.6% to $270,000 in fiscal 1996 from $244,000 in fiscal 1995. The increase in interest expense was due to an increase of $350,000 in borrowings under the Company's credit lines. Interest expense was minimized during fiscal 1996 as a result of a $2.0 million deposit received from Shell under a product resale contract.

    OTHER INCOME, NET. Other income in fiscal 1996 and fiscal 1995 resulted from the Company's 50% ownership interest in Kenwood, as well as certain asset dispositions effected in such periods. Such items were not material to the Company's operating results in fiscal 1996 or fiscal 1995.

    INCOME TAX EXPENSE. Provision for income taxes increased $23,000 or 7.8% to $316,000 in fiscal 1996, representing an effective income tax rate of 30.0%, from $293,000 in fiscal 1995, representing an effective tax rate of 35.4%. The decrease in the effective tax rate in fiscal 1996 primarily was due to the availability of foreign tax credits in such year.

COMPARISON OF FISCAL YEARS ENDED JUNE 30, 1995 AND 1994


    TOTAL SALES. Total sales increased $935,000 or 6.3% to $15.8 million for fiscal 1995 from $14.9 million for fiscal 1994. This increase resulted from a general increase in sales of the Company's telecom and carrier services, including the establishment of the Company's long distance carrier services. Land mobile sales were relatively constant in fiscal 1995 and 1994.


    GROSS MARGIN. Gross profit increased $1.3 million or 28.5% to $6.1 million in fiscal 1995 from $4.8 million in fiscal 1994, representing gross margins of 39.0% and 32.2%, respectively. The increase in gross margin in fiscal 1995 resulted, in principal part, from reductions in the cost of direct labor and materials.

    SELLING EXPENSES. Selling expenses decreased $30,000 or 3.4% to $862,000 in fiscal 1995 from $892,000 in fiscal 1994. The decrease in selling expenses was attributable to the focusing of marketing resources on activities that yielded higher returns.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased $358,000 or 11.3% to $3.5 million in fiscal 1995 from $3.2 million in fiscal 1994. As a percentage of total sales, general and administrative expenses increased to 22.4% for fiscal 1995 from 21.4% for fiscal 1994. The increase for 1995 was minimized by reduced expenditures made in areas such as contract services, bad debts, which included a write off of $84,500 in fiscal 1994, data processing expenses and telephone expenses. Items increasing in fiscal 1995 included expenditures on foreign ventures due to increased activity in Russia, accounting and legal expenses and training and consulting resulting from the installation of new accounting software.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased $249,000 or 43.6% to $820,000 in fiscal 1995 from $571,000 in fiscal 1994. The increase was principally attributable to an additional $1.5 million of property, plant and equipment comprised of $1.1 million for satellite, microwave and other equipment and $420,000 for computers, furniture and fixtures, service vehicles and test equipment.


    NET INTEREST EXPENSE. Interest expense increased $244,000 or 13.5% in fiscal 1995 from $215,000 in fiscal 1994. Outstanding debt increased $3.6 million or 31.0% in fiscal 1995 from $2.7 million in fiscal 1994. This increased financing was used primarily to fund the Company's increased investment in property, plant and equipment.


    OTHER INCOME, NET. Other income decreased to $138,000 in fiscal 1995 from $253,000 in fiscal 1994. Other income is composed of earnings from Kenwood, and the gain incurred on the disposition of certain assets.

    INCOME TAX EXPENSE. The Company's fiscal 1995 provision for income taxes was $293,000, representing an effective rate of 35.0%. In fiscal 1994, the tax provision amounted to $41,000, representing an effective tax rate of 22.3%.

QUARTERLY RESULTS

    The following table presents selected quarterly financial information for the periods indicated. This information has been derived from unaudited Consolidated Financial Statements which, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information. These operating results are not necessarily indicative of results for any future period.

    The Company's quarterly operating results have varied significantly in the past and can be expected to vary in the future. These fluctuations in operating results generally are caused by a number of factors, including changes in the Company's services and product mix, levels of product resales, adverse weather conditions in customer locations, the degree to which the Company encounters competition in its existing or target markets, general economic conditions, the volume and timing of orders received during the period, sales and marketing expenses related to entering new markets, the timing of new product or service introductions by the Company or its competitors and changes in billing rates by the Company or its competitors.

                                                                            THREE MONTHS ENDED
                                             ---------------------------------------------------------------------------------
                                              SEPTEMBER 30,    DECEMBER 31,                       JUNE 30,      SEPTEMBER 30,
                                                  1995             1995        MARCH 31, 1996       1996            1996
                                             ---------------  ---------------  ---------------  -------------  ---------------
                                                                              (IN THOUSANDS)

Sales:
  Telecom, carrier and land mobile.........     $   3,459        $   3,738        $   5,674       $   4,371       $   5,105
  Product resales..........................        --               --                3,477           7,077           1,801
                                                   ------           ------           ------     -------------        ------
    Total sales............................         3,459            3,738            9,151          11,448           6,906
Cost of sales..............................         1,936            2,290            6,793           9,396           5,052
                                                   ------           ------           ------     -------------        ------
Gross profit...............................         1,523            1,448            2,358           2,052           1,854
Selling expenses...........................           222              173              233             214             220
General and administrative expenses........           963              967            1,085           1,242           1,192
Depreciation and amortization..............           236              247              250             270             293
                                                   ------           ------           ------     -------------        ------
Income from operations.....................           102               61              790             326             149
Net income.................................     $      48        $      37        $     456       $     193       $      54
                                                   ------           ------           ------     -------------        ------
                                                   ------           ------           ------     -------------        ------


                                              DECEMBER 31,
                                                  1996
                                             ---------------

Sales:
  Telecom, carrier and land mobile.........     $   5,844
  Product resales..........................         2,894
                                                   ------
    Total sales............................         8,738
Cost of sales..............................         6,633
                                                   ------
Gross profit...............................         2,105
Selling expenses...........................           274
General and administrative expenses........         1,049
Depreciation and amortization..............           342
                                                   ------
Income from operations.....................           440
Net income.................................     $     207
                                                   ------
                                                   ------

LIQUIDITY AND CAPITAL RESOURCES


    During the six months ended December 31, 1996, the Company generated $334,000 of cash from operating activities, borrowed an additional net amount of $2.0 million from credit facilities, received payment of $142,000 from collections on outstanding notes receivable and received $10,000 from the sale and issuance of Common Stock to an employee. The Company invested $2.4 million on property and equipment (net of proceeds of $29,000 from certain dispositions of assets) and increased its investment in an unconsolidated subsidiary by $50,000. These activities provided an increase in the Company's cash balance of $62,000 to a balance of $423,000 at December 31, 1996.



    The Company's working capital increased to $2.1 million at December 31, 1996 from $1.8 million at June 30, 1996. Accounts receivable decreased from $5.5 million at June 30, 1996 to $5.0 million at December 31, 1996, while inventory increased from $987,000 at June 30, 1996 to $1.8 million at December 31, 1996. The increase in inventory is largely attributable to the Company's increased long-term contracts, which include work-in-process and increased inventory stock levels to support increased sales. In addition, the current portion of notes payable increased from $1.0 million at June 30, 1996 to $1.1 million at December 31, 1996, while deferred revenue and customer deposits increased from $614,000 at June 30, 1996 to $838,000 at December 31, 1996.



    During fiscal 1996, the Company generated $737,000 of cash from operating activities, borrowed an additional net amount of $350,000 from credit facilities, received payment of $264,000 from collections on outstanding notes receivable (net of new notes issued for $396,000), and received $10,000 from the sale and issuance of Common Stock to an employee. The Company also invested $1.3 million on property, plant and equipment (net of proceeds of $202,000 from certain dispositions of assets). These activities provided an increase in the Company's cash balance of $70,000 at June 30, 1995 to a balance of $361,000 at June 30, 1996.


    The Company's working capital increased to $1.8 million at June 30, 1996, representing an increase of $2.1 million from the negative working capital position of $265,000 at June 30, 1995. The Company restructured its credit facility to reclassify some borrowings as long term in fiscal 1996 that were considered current obligations in fiscal 1995. The increased working capital was used to support growth in the Company's core business as well as an increase in accounts receivable from $2.0 million in fiscal 1995 to $5.5 million in fiscal 1996 and an increase in inventory from $601,000 at June 30, 1995 to $987,000 at June 30, 1996. Offsetting these increases was a higher balance of accounts payable and accrued liabilities to

$3.9 million in fiscal 1996 from $1.1 million in fiscal 1995. The current portion of notes payable for this period decreased to $1.0 million in fiscal 1996 from $2.3 million in fiscal 1995.


    The Company recently amended its credit agreement with its bank lender, which increased the bank line of credit by $2.0 million for a total borrowing capacity of $4.5 million, of which $2.3 million was advanced at December 31, 1996. Line of credit availability is based upon eligible accounts receivable and inventory with interest on borrowed funds at prime plus 0.75% and a fee equal to 0.50% is charged on any unused portion of the facility. See Note 8 of Notes to Consolidated Financial Statements. The bank line is collateralized by substantially all of the Company's assets and expires in December 1998, although it may be terminated earlier by the Company through December 20, 1997 for a prepayment premium of 1% of the maximum amount of credit. Thereafter through December 1998, it may be terminated for a fee of 0.50% of the maximum amount of credit. The Company has other credit facilities with its bank lender for specific items of equipment which are collateralized by those items. The credit agreement prohibits the payment of dividends without prior approval of the lender and requires the Company to maintain certain covenants and financial ratios including working capital and net worth ratios. The Company is currently negotiating for additional facilities to finance equipment for the provision of services to customers. In December 1996, the Company violated a financial covenant under the credit agreement. The bank lender did not declare the Company in default and waived the violation. In addition, the bank lender has amended the financial covenant at issue, such that the Company does not expect to be in violation of such covenant in the future.



    The Company currently expects that capital expenditures for the continued development of infrastructure and associated growth will be approximately $9.0 million in fiscal 1997, $6.7 million of which will occur in the second half of fiscal 1997. The Company entered into an agreement in December 1996 to acquire microwave radios from a customer. [The Company will be required to make a cash payment of approximately 30% of the purchase price on April 1, 1997.] The balance will be carried in a note payable to the customer bearing interest at 6.75% with monthly principal and interest payments to begin in July 1997, with a final payment of principal and interest to be made in June 2006. The Company anticipates that, based on current plans and assumptions relating to its operations, upon completion of the Offering its financial resources and equipment financing arrangements will be sufficient to fund the Company's growth and operations for approximately 12 months from the date of this Prospectus. The Company believes that its capital needs at the end of such period will continue to be significant and, therefore, the Company will continue to seek additional sources of capital. Further, in the event the Company's plans or assumptions change or prove to be inaccurate, or if the Company consummates any unplanned acquisitions of businesses or assets, the Company may be required to seek additional sources of capital sooner than currently anticipated. Sources of additional capital may include public and private equity and debt financings, sales of nonstrategic assets and other financing arrangements. See "Risk Factors--Significant Capital Requirements" and "Use of Proceeds."


NEW ACCOUNTING STANDARDS


    In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." As a result of this statement, the Company will begin to provide additional disclosures related to its stock-based compensation plans in its fiscal 1997 financial statements. Adoption of SFAS No. 123 will not have a material effect on the Company's financial position or results of operations. The Company adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-lived Assets," in its 1996 fiscal year, which did not have a material effect on the Company's financial position or results of operations.

                                    BUSINESS

BUSINESS OVERVIEW

    The Company provides advanced communications solutions to customers with operations in remote, difficult-access regions and in areas around the world where government deregulation has created new market opportunities. The Company delivers comprehensive communications services to its customers by utilizing a broad range of analog and digital technologies, including satellite, microwave radio, conventional two-way radio and fiber optic cable. The Company's core business to date has focused on the provision of communications solutions for customers in the oil and gas industry, such as AMOCO, British Gas, Chevron, Conoco, Exxon and Shell. Such customers exemplify users with unique communications needs related to the remote, difficult-access nature of their operating locations. By providing a wide range of communications solutions to its oil and gas customers, the Company has developed a high level of expertise and a unique skill set in planning, designing and implementing total communications solutions for multi-site customers with operations located in remote regions or underdeveloped areas where the existing communications infrastructure is insufficient to meet advanced telecommunications needs. The Company intends to leverage this skill set and expertise by supplying communications services to multi-site customers outside of the oil and gas industry, particularly customers with operations located near the Company's existing and planned telecommunications infrastructure. Potential additional customers include health care providers, financial institutions and other multi-location communication-intensive companies, such as large publishing companies.


    The Company recently has installed a tandem switch and a value-added services platform in Houston, Texas. This switch and platform enable the Company to connect its digital network with the networks of other carriers, thereby permitting the routing of phone calls in a cost-competitive manner. As the Company's communications network in the Gulf Coast expands, the Company intends to install additional switches in other strategic locations. The Company recently has received approval to serve as a CLEC in select locations in Texas and has applied for CLEC status in Louisiana, although no assurances can be made that such authority will be received. As a result, the Company believes that it is well positioned to use the full capacity of its existing and planned infrastructure by providing call routing to other carriers and, in select locations, by providing call completion services at profit margins that the Company believes will be higher than those achievable without CLEC status. As a CLEC offering competitive rates for call completion services, the Company believes that providers of cellular and PCS and other long distance carriers will become additional customers.



    The Company provides or will shortly provide its telecommunications services through a satellite network, a microwave network, two-way radio licenses and carrier agreements for long distance service combined with a switch-based network. The IWL satellite network includes Very Small Aperture Terminal ("VSAT") networks, including two 5.6 meter Ku band hub earth stations and access agreements for Orion and GTE Spacenet satellites. The Company's microwave network includes a system that has been built by the Company onshore in the Texas Gulf Coast region and extends offshore into the Gulf of Mexico. Through various agreements, the Company has access to capacity from other microwave systems owned by carriers throughout the Texas and Louisiana Gulf Coast region. In order to provide its wireless mobile services, the Company owns various radio systems that provide two-way voice communications and has obtained 35 FCC licenses with approximately 320 frequency pairs. The Company's long distance services are provided through the recently-installed tandem switch as well as through agreements with other long distance carriers. The CLEC services that the Company intends to provide will be obtained from (i) existing LECs on a reseller basis and (ii) the Company's provision of such services through the use of its own end-office switch and through leased or owned transmission facilities, including fiber optic cable. The Company's relationship with international oil and gas company customers created an opportunity to expand its operations globally by providing communications solutions for these customers' other facilities located in remote or underdeveloped locations around the world. The Company currently has domestic offices in Houston and Friendswood, Texas and Lafayette and New Orleans, Louisiana and an international office in Moscow, Russia.

MARKET OPPORTUNITY


    The introduction and proliferation of new communications technologies, together with global socioeconomic development, are contributing to significant increases in demand for telecommunications services throughout the world. Advances in communications delivery technology, including those achieved through the deployment of satellite systems and the development of data compression technologies, have expanded the variety of information that can be digitized as well as the geographic scope of where such data may be transmitted or received. Businesses in numerous industries around the world increasingly depend upon their ability to effectively and quickly transmit larger quantities and more varied types of data, including voice and video. As each technological advance creates a new service or product, or enhances the quality or reduces the cost of existing services and products, the demand for telecommunications services increases. In addition, political and economic changes in many regions of the world have contributed to the emergence of additional global market opportunities in a variety of industries and an increased rate of adoption of Western business practices in previously non-Westernized areas. Examples of such changes include the spread of multi-party governments and free market economies in Eastern Europe, the unification effort in Western Europe, the North American Free Trade Agreement, the privatization of government-operated industries in South America, and the WTO agreement. The Company believes that these changes have escalated the demand for Western telecommunications services, particularly in remote regions of the world or in regions where the telecommunications infrastructure is underdeveloped.



    The telecom services industry is being transformed further by the deregulation of telecommunications markets around the world. In the United States, a court decree in 1984 required AT&T to divest its local systems into seven independent Regional Bell Holding Companies, which own the BOCs that provide local services. This action resulted in the separation of the long distance market from the local exchange services market, with the outcome being an opening of the long distance market to competition. The enactment of the 1996 Telecommunications Act established an expansive framework for greater competition, including within the local exchange services market. Under the 1996 Telecommunications Act, state laws prohibiting competition are preempted and CLECs, such as the Company, have legal rights to interconnect with the facilities of the incumbent LECs, including the BOCs and GTOCs, resell local services that were previously provided only by the BOCs and GTOCs, and deliver CLEC-provided local services as well as long distance services. Telecommunications revenues of CLECs grew almost 80% in 1996 to $2.1 billion, compared with nearly $1.2 billion in 1995, according to the 8th Edition of the ANNUAL REPORT ON THE COMPETITIVE TELECOMMUNICATIONS INDUSTRY. Whereas the CLEC industry in 1995 derived 42% of its service revenues from private line and dedicated access services and only 20% from local and switched access services, in 1996 switched services constituted 36% of total CLEC telecom revenues. Deregulation of telecommunications markets is occurring at the international level as well, as demonstrated by the recent 68-nation WTO agreement on communications services, which reflects efforts to eliminate barriers to competition in basic telecommunications services throughout Europe, Asia and India. The Company believes that deregulation efforts, both domestically and internationally, will continue to create opportunities for new entrants in the telecom services industry, particularly companies capable of meeting the challenges presented by remote or underdeveloped geographies.



    While the demand for telecommunications services is increasing worldwide, the Company believes that the exploration and development activities characteristic of the oil and gas industry have placed that industry, in particular, at the forefront in applying modern communications technologies in remote regions of the world or regions that lack a developed telecommunications infrastructure. The oil and gas industry is characterized by companies with global operations that require reliable data and voice communications. Companies engaged in oil and gas exploration operate sophisticated seismic and drilling equipment in areas that are often uninhabited or otherwise present logistical adversity, such as offshore platforms that operate in the Gulf of Mexico or the North Sea and remote areas of Russia or South America. Information gathered by an oil and gas company at such locations often must be transmitted to that company's main office for evaluation, with subsequent communications between the remote and main office locations being necessary to manage the conduct of such operations. Furthermore, the Company believes that oil and gas companies are increasingly outsourcing their telecommunications services needs. Because each active drilling rig or seismic unit typically requires communications services, the Company believes that growth in the demand for telecom services within the oil and gas industry generally relates to the overall level of activity in the petroleum industry. According to the OIL INDUSTRY OUTLOOK published by PennWell Publishing Company in August 1996, worldwide petroleum industry capital expenditures were approximately $73.9 billion in 1995, up from $65.6 billion in 1990, and are expected to grow to approximately $94.6 billion in the year 2000, for an increase of approximately 28%. The OIL INDUSTRY OUTLOOK also reports that, at the end of 1995, there were approximately 723 active drilling rigs in the U.S., and this number is expected to grow to approximately 920 active drilling rigs by the year 2000, for an increase of approximately 27%.


    The Company also believes that numerous other industries are taking advantage of technological advances and socioeconomic development by pursuing opportunities to expand their operations into remote regions or areas with an underdeveloped telecommunications infrastructure. In some cases, such areas include highly populated communities in developed and lesser developed countries. Following the installation of additional infrastructure in such regions, these communities may be able to make use of the available extra carrier capacity, even though such additional infrastructure might have been installed originally as a specific communications solution for a particular company or end-user. One example of a type of end-user, other than an oil and gas company, that may experience unique communications challenges requiring additional infrastructure would be a large publisher. Publication companies often need to transmit large quantities of news information and other data to numerous remote locations but may not have access to sufficient or cost-effective wire or fiber connections. Similarly, health care providers, financial institutions and other multi-location companies, including other telecommunications carriers, throughout the world require specialized telecom solutions. The Company believes that significant opportunities exist to provide advanced communications services to end-users outside the oil and gas industry by delivering effective temporary or permanent solutions at competitive rates and, in doing so, the Company intends to position itself to serve the telecommunications carrier service needs of neighboring communities and businesses.


IWL STRATEGY

    The Company's goal is to become a leading provider of total communications solutions to end-users with operations in remote, difficult-access regions or in areas around the world where government deregulation has created new market opportunities and to leverage this position by providing carrier services to additional customers located in these same regions. To reach this goal, the Company intends to pursue the following strategies:

    DEVELOP ADDITIONAL COMPANY-OWNED INFRASTRUCTURE. The Company intends to develop additional Company-owned infrastructure and plans to leverage that infrastructure to provide expanded and better quality services to existing and new customers. By maintaining an ownership interest in the communications infrastructure installed by the Company for specific customers, the Company can establish a lasting presence in the regions within which those customers operate. The Company may then sell communications carrier services to additional customers by utilizing that same infrastructure. For example, the Company intends to invest in the required infrastructure, including fiber optic cable, in certain selected areas of the Texas and Louisiana Gulf Coast region.

    VERTICALLY INTEGRATE SERVICE OFFERINGS. The Company believes that it has the capability to be a single-source provider of total communications solutions, including long distance services and local carrier services, and a variety of complementary services such as two-way radio, paging and Internet access. The Company intends to aggressively market its existing and new services to customers through its single-source approach. The Company believes that this single-source strategy will enable it to increase sales to its existing and future customers.

    DIVERSIFY CUSTOMER BASE. By providing a wide range of communications solutions to its oil and gas customers, the Company has developed a high level of expertise and a unique skill set in planning, designing and implementing total communications solutions for multi-site customers with operations in remote regions or underdeveloped areas where the existing communications infrastructure is insufficient to meet advanced telecommunications needs. The Company intends to leverage this skill set and expertise by supplying communications services to multi-site customers outside of the oil and gas industry, particularly customers with operations located near the Company's existing and planned telecommunications infrastructure. Potential additional customers include health care providers, financial institutions and other multi-location companies, such as large publishing companies. In particular, cellular, PCS and other long distance carriers have become significant potential additional customers because, as a CLEC, the Company will be able to complete phone calls at cost-effective rates.


    CAPITALIZE ON OPPORTUNITIES CREATED BY GOVERNMENT DEREGULATION AND GLOBALIZATION TRENDS IN VARIOUS INDUSTRIES. The Company intends to explore new markets that have opened as a result of the recent trend toward worldwide government deregulation in the telecommunications industry. Recent U.S. legislation has opened the domestic local exchange market to competition, and the Company intends to provide a combination of long distance services and basic local phone services to domestic customers. To capitalize on opportunities presented by the changing international regulatory environment and the size of the international market, the Company intends to target customers who have international telecommunication needs. In addition, the Company intends to take advantage of opportunities created by the movement towards a free market economy in certain parts of the world by providing communications services to companies in a variety of industries as those companies and industries pursue international expansion.


    EXPAND EXISTING STRATEGIC ALLIANCES AND ESTABLISH NEW ALLIANCES. The Company intends to expand its existing strategic alliances and intends to enter into new strategic alliances that will enable the Company to broaden its customer base or expand its service offerings. The Company intends to focus on strategic alliances with suppliers, major customers and long distance carriers and other telecommunications carriers. The Company believes that such strategic alliances are an important means of achieving economies of scale and full utilization of its infrastructure.

SERVICE OFFERINGS


    The Company's service offerings consists of telecom and carrier services, land mobile services and product resales. The table set forth below provides a summary of the Company's sales contributed by these various services as a percent of the Company's total sales for the fiscal years ended June 30, 1994, 1995 and 1996 and the six months ended December 31, 1995 and 1996.



                                                                                     SIX MONTHS ENDED
                                               FISCAL YEAR ENDED JUNE 30,              DECEMBER 31,
                                          -------------------------------------  ------------------------
                                             1994         1995         1996         1995         1996
                                          -----------  -----------  -----------  -----------  -----------
Telecom and carrier services............       91.8%        92.2%        56.4%        92.6%        60.9%
Land mobile services....................        8.2          7.8          5.6          7.4          9.1
Product resales.........................      --           --            38.0        --            30.0
                                              -----        -----        -----        -----        -----
                                              100.0%       100.0%       100.0%       100.0%       100.0%
                                              -----        -----        -----        -----        -----
                                              -----        -----        -----        -----        -----


    TELECOM AND CARRIER SERVICES


    The Company currently offers its customers a single source for voice, data and Internet communications services. The Company provides telecommunications services in remote, difficult-access regions and in areas around the world where government deregulation has created new market opportunities. The Company, utilizing a broad range of analog and digital technologies, provides its telecom and carrier services through a satellite network, a microwave network, two-way radio licenses, and carrier agreements for long distance service combined with a switch-based network. The Company's satellite network includes

VSAT networks with two 5.6 meter Ku band hub earth stations and access agreements for Orion and GTE Spacenet satellites. The Company's microwave network includes a system that has been built by the Company onshore in the Texas Gulf Coast region and extends offshore into the Gulf of Mexico. Through various agreements, the Company has access to capacity from other microwave systems owned by carriers throughout the Texas and Louisiana Gulf Coast region. In order to provide its wireless mobile services, the Company owns various radio systems that provide two-way voice communications and has obtained 35 FCC licenses with approximately 320 frequency pairs. The Company's long distance services are provided through the recently-installed tandem switch as well as through agreements with other long distance carriers. The CLEC services that the Company intends to provide will be obtained from (i) existing LECs on a reseller basis and (ii) the Company's provision of such services through the use of its own end-office switch and through leased or owned transmission facilities, including fiber optic cable.


    Related services provided by the Company include project engineering, telecom installation and maintenance, network management and telecom product sales and equipment rentals. To provide its customers with total, integrated communications services, IWL performs many functions, including system specification, engineering, integration, test and installation. IWL's dedicated project management and engineering staff has experience in network design and implementation and has the expertise to engineer, design and install systems that meet its customers' requirements.


    The Company's telecom services also provide the connection between other carriers' network and a customer's location. Although this connection can span large distances, it is commonly referred to as last-mile connectivity. The Company's Offshore Dedicated Digital Services Program ("ODDS"), which delivers connectivity to offshore locations, exemplifies the Company's last-mile connectivity services in the Gulf of Mexico. ODDS is a fully digital communications system that is flexible enough to be reconfigured to a new location after the customer's drilling rig changes locations.



    In order to provide last-mile connectivity in remote locations, the Company utilizes a variety of equipment and services. Satellite services are used where access to the public switched network is not available on other transmission media and other means of connectivity, such as microwave or fiber optic cable, are cost prohibitive based on the volume of the data being transmitted. The public switched network is a direct distance dialing telephone network available for public use, which consists of an integrated system of transmission and switching facilities, signaling processors and associated operations support systems, that is shared by customers. The Company owns and operates two satellite earth stations in Friendswood, Texas and has space segment agreements with Orion and GTE Spacenet to use their respective satellites. The Company's earth stations receive signals from and transmit signals to orbital satellites, which have footprints covering parts of the U.S. and Europe. See "Risk Factors--Risks Associated with International Operations."



    The Company-owned digital microwave network in the Gulf of Mexico consists of five microwave repeaters that cover over 40 drilling sites in a 100 mile radius. The Company has installed microwave infrastructure where capacity is required for data transmissions and there is no existing infrastructure or, if there is such infrastructure, it cannot be used cost effectively. In areas not served by the Company's microwave network, the Company leases the right to install microwave repeaters on other companies' digital microwave networks. In addition, for onshore remote communications, radio telephone is used between the microwave backbone (such as microwave radios) and destinations within the line of sight of such backbone.



    In addition to providing its customers with project-specific communications solutions, in recent years the Company has expanded the provision of its long distance carrier services including international services, through its IWL Connect-TM- division, to provide long distance carrier services. The Company recently installed a tandem switch and a value-added services platform in Houston, Texas, thus enabling the Company to operate as a switch-based reseller, rather than a switchless reseller. The Company's domestic and international switched access services include a full range of services with enhanced features, including: direct dial switched domestic service, which enables the Company to originate and terminate long distance service in all equal access locations in the U.S. and in the Gulf of Mexico; direct dial switched international service, which enables the Company to originate calls into the U.S. and to terminate calls in virtually every country in the world; dedicated access services which connect a customer's location to the Company's facilities and other high speed dedicated access; 800/888 switched and dedicated service, which is provided from the U.S. and Canada and allows phone calls to terminate to switched access facilities or over DS1 connections; calling card service, which allows phone calls to originate in the North American Numbering Plan Area and terminate worldwide, and which is provided via 800/888 access using authorization codes; and debit card service, which is provided via 800/888 access providing online services including voice mail, follow-me-number portability and 1+ dialing. The Company expects to add additional value-added switched access services in the future, including ISDN (integrated services digital network), ATM (asynchronous transfer mode) and frame relay services, which the Company believes will allow it to leverage its infrastructure investment through a larger customer base. The Company intends to commence providing long distance services through its own network by the end of the fourth quarter of fiscal 1997. See "Risk Factors--Competition," "--Risks Associated with Entry into Local Phone Service Market and Other New Markets" and "--Reliance on Other Telecommunications Carriers."


    Because many of the Company's customers require connectivity to locations along the Texas and Louisiana Gulf Coast region, the Company is currently installing additional Company-owned infrastructure in that region, which includes microwave towers, fiber optic cable and leased capacity. The Company intends to use this installed network to offer long distance and local exchange services throughout the Texas and Louisiana Gulf Coast region.


    The Company intends to begin providing CLEC services in the Texas and Louisiana Gulf Coast region through the resale of incumbent LEC local services and through its transition to arrangements that utilize the Company's own switched and leased facilities. The Company is currently providing similar services in the Gulf of Mexico. CLEC services will include dial tone service and call termination, which will allow customers to obtain new or additional phone lines under a basic service plan. In addition, the Company will be able to provide value-added services such as: DS3 connectivity for large corporations with heavy traffic, which need a 45 megabyte DS3 line; DS1 services for WAN connections or interconnections to other carriers at a 1.544 megabyte rate; and DS0, or 64 kilobyte, connections for specific voice and data uses over FX (foreign exchange) lines, tie lines and PBXs (private branch exchanges). Before it can provide LEC services, the Company will need to obtain the appropriate authority from the PSC in each state in which it intends to provide service. Currently, the Company has obtained authority to provide dedicated access services in Louisiana and CLEC and long distance service in Texas. The Company has applied to provide CLEC and long distance service in Louisiana, which it expects to receive by the end of the fourth quarter of fiscal 1997, although no assurances can be made that such authority will be received. See "Risk Factors--Risks Associated with Entry into Local Phone Service Market and Other New Markets."


    LAND MOBILE SERVICES


    The Company provides two-way radio sales and maintenance services to oil and gas companies, governmental agencies and petrochemical plants located on the Texas and Louisiana Gulf Coast through its land mobile radio division ("LMR Division"). IWL offers a broad line of two-way and trunking radios, paging products and wireless systems for both voice and data applications. The Company resells these products, which include: portables; mobiles; two-way repeaters (repeaters repeat the signal so it can be carried over greater distances); base stations (which are used to communicate to mobile and portable units); RF (radio frequency) data modules (which are used for transmitting remote data to a central site); customized radio consoles; single side band, high-frequency radios (which are used for long distances that are not in the line of sight); paging networks; and trunking systems (which allow individual communications over radios). The Company also engineers and designs new systems and modifies existing systems to meet its customers' specifications. In addition, the Company provides complete turnkey design and implementation of conventional and trunking radio networks, integrates new equipment into existing networks, and engineers and designs new systems or updates existing systems to meet new FCC regulations as they are adopted.


    The Company maintains a fleet of rental radio equipment for short- or long-term rentals. Customers rent this equipment from the Company to support temporary communication needs for plant maintenance, shutdowns, disaster recovery, sporting events and conventions. The Company's inventory of radio equipment includes intrinsically safe ("IS") portables, which are important to oil and gas companies because they require the use of IS-rated radio products in the hazardous or explosive atmospheres typically found in petrochemical plants. The Company employs factory-trained licensed technicians on call 24-hours a day, seven days a week. These personnel are trained in safety procedures for on-site service in petrochemical plants. The Company's Land Mobile facility located in Friendswood, Texas has special approval certification from Factory Mutual System to repair any IS-rated radio products manufactured by Motorola, EF Johnson or Ericsson-GE.


    PRODUCT RESALES


    Product resales currently consist of sales of telecom products to Shell. Shell has a purchasing contract with the Company for Alcatel radios and other related equipment and hardware. Sales to Shell under the contract were approximately $10.6 million and $4.7 million for the year ended June 30, 1996 and for the six months ended December 31, 1996, respectively. The Shell project is expected to be substantially completed in fiscal 1997 and, therefore, is not expected to contribute in a material manner to the Company's total sales in future periods. It is possible that the Company may have other large projects consisting primarily of product resales that will be included in product resales in the future. See "Risk Factors-- Industry Concentration and Dependence on Major Customers" and "--Variability in Operating Results" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SELECTED CUSTOMERS

    The following table sets forth a representative sample of the types of communications solutions that IWL has provided to selected customers in the past.

       CUSTOMER                LOCATION                                 SOLUTION PROVIDED
  A.I.O.C.                 Baku, Azerbaijan      Installed telecommunications equipment, including microwave and satellite links and a land mobile radio system, to cover local
                                                 Baku and adjacent Chirag offshore areas.
  ABB Lummus Global        Venezuela             Engineered and designed nine digital microwave links, two
                                                 comprehensive telecom control centers and a wide-area data network.
  Amoco                    Moscow, Russia/       Installed a digital link and related equipment between Amoco's
                           Tulsa, Oklahoma       master earth station in Tulsa, Oklahoma and its office in Moscow,
                                                 Russia.
  Banco de Prestamos       Quito, Ecuador        Installed a satellite hub and four remote earth stations with voice and data multiplexers.
  Brazos River             Waco, Texas           Installed microwave links to interconnect two project offices.
  Authority
  British Gas              Tunisia               Installed microwave and two-way radio telecommunications
                                                 equipment for an offshore platform to provide communications to an onshore facility.
  Brown & Root             Bosnia                Installed an extensive network covering seven sites and nine earth stations in Bosnia and Hungary to provide interconnection via satellite in-country and to provide interconnection to the
                                                 United States.
  Centennial               Louisiana/Texas       Provided large capacity bandwidth between Beaumont, Texas, Lake
  Communications                                 Charles, Louisiana and Lafayette, Louisiana.
  Chevron                  Nigeria               Installed a microwave system and associated telecommunications equipment.
  Columbia Gulf            Gulf of Mexico,       Project covered 80 sites (52 offshore in the Gulf of Mexico and
                           Texas and             28 onshore in Texas and Louisiana) through microwave data
                           Louisiana             systems.
  Conoco/Polar Lights      Moscow, Russia        Installed an INTELSAT hub earth station with cable facilities between Petushkee and Moscow, Russia and related interconnections for communications to Moscow, Russia and Houston, Texas.
  Electrospace, C.A.       Venezuela             Installed ten satellite earth stations and a satellite network for banks and military applications.
  Exxon Co. U.S.A.         Houston, Texas        Provided an emergency response communications system.
  Exxon Co. U.S.A.         Moscow, Russia        Installed a satellite circuit and related equipment between
                                                 Houston, Texas and Moscow, Russia.
  Freeport MacMoran        Indonesia             Installed an UHF radio network, including digital microwave.
  ITAR-TASS                Russia                Installed a T1 Network (Washington/Moscow), which provides connectivity, and provided support and electronics for two
                                                 INTELSAT standard hub stations in Petushkee, Russia.
  Maxus Energy             Bogota, Colombia      Installed a voice data multiplexor and subsystem equipment for telecommunications between Bogota, Colombia and Dallas, Texas.
  MCI                      Ecuador               Installed an INTELSAT earth station for satellite communications.
  Mobil Oil Co.            Lima, Peru            Installed a satellite earth station at Mobil's office in Lima,
                                                 Peru.
  Shell                    Gulf of Mexico        Provided contract service personnel to assist in the installation of a digital microwave network for the Gulf of Mexico.
  Transco                  Houston, Texas        Installed a nationwide (Virginia to Texas) point-multipoint microwave radio system consisting of 700 remote sites.

SALES AND MARKETING

    Since its inception, the Company has utilized a direct sales approach in marketing its services to its customers. The Company currently has a sales force of approximately 20 sales representatives, with sales offices located in Houston, Texas, New Orleans, Louisiana and Moscow, Russia. The Company's direct sales approach enables it to provide a high level of customer service. To complement the Company's direct sales efforts, the Company often participates in various domestic and international industry trade shows and conducts advertising campaigns in trade publications. The Company plans to expand its existing sales force and develop new market areas as opportunities for projects arise and as its infrastructure grows.


    The Company targets domestic and international customers that require turnkey system solutions and other telecommunications services. The Company's sales force sells frequency bandwidth and call completion and system solutions, which allows the Company to further develop its own telecommunications infrastructure. Current and prospective customers are assigned to account managers, who are principally responsible for providing high levels of contact and customer service. In addition, the Company utilizes business development managers to focus on specific customer requirements and opportunities. The business development manager is typically involved in major projects and the installation of infrastructure domestically or internationally.


STRATEGIC RELATIONSHIPS AND ALLIANCES

    Recognizing the importance of strategic alliances in the telecom services industry, IWL has negotiated several agreements with various manufacturers to resell their products or to combine their facilities and relationships with the Company's expertise. Certain of these key alliances are described below:


    ALCATEL. The Company has entered into an agreement with Alcatel under which the Company serves as the exclusive representative for the sale of Alcatel's fiber and radio system products to companies in the U.S. oil and gas industry. In return for Alcatel's agreement not to accept orders directly from such companies, the Company has agreed to actively pursue purchase orders for Alcatel's products and to propose only Alcatel's products to its prospective customers in the U.S. oil and gas industry, except where the Alcatel products do not meet the technical requirements of the prospective customers. Although the Company is an exclusive sales representative for such products, Alcatel has other authorized distributors that are not part of the Alcatel agreement, and those distributors may or may not provide quotations and accept orders from oil and gas industry companies. Furthermore, in international transactions, other divisions of Alcatel or its affiliates and other resellers of Alcatel products outside of the U.S. have been in the past, and in the future may be, competitive with the Company using Alcatel or non-Alcatel products. The original Alcatel agreement provided in its terms for its expiration in December 1996; however, the parties continued to abide by the terms of the original Alcatel agreement until a new agreement, which renewed and extended the original Alcatel agreement, was entered into. The renewed Alcatel agreement expires on December 31, 1999.



    ITAR-TASS. The Company has established a strategic relationship with ITAR-TASS, the Russian News Agency, in order to provide information and communications services using INTELSAT satellite capacity and other facilities. Under its agreement with ITAR-TASS, the Company has agreed to provide marketing services, develop proposals for customers, engineer, purchase, ship, install and test equipment, and provide monitoring and maintenance services on systems owned or leased by customers. In return, ITAR-TASS has agreed to provide marketing and sales support and to implement, monitor and maintain a communications backbone network in the Russian Federation (including purchasing or leasing from the Company equipment associated with earth stations, cable systems and the network). Through their collaborative efforts, the Company and ITAR-TASS provide services to major Western oil companies with operations in Russia such as Amoco, Conoco/Polar Lights and Exxon.


    The ITAR-TASS agreement further provides that the Company will have a right of first refusal on 6.0 MHz of bandwidth on the Atlantic Ocean Region, 4.5 MHz of bandwidth on the Indian Ocean Region and 3.0 MHz of bandwidth on the Asia-Pacific Region INTELSAT satellites. These bandwidths enable the Company to provide international access to space segments as required. ITAR-TASS has a right of first refusal on all contracts for communications services to the Russian Federation that are proposed by the Company. Each party has agreed that it will not compete for projects proposed by the other party and will coordinate with the other party to provide communications services to customers. However, the agreement is not exclusive, and either party can work with other entities if, in the opinion of such party, financial or technical considerations dictate a different working arrangement. The agreement provides that it will terminate in May 1999, unless either party terminates it sooner. Either party may end the agreement by giving 60 days written notice if, in the opinion of that party, business or political conditions call for an earlier termination. No early termination will affect any existing agreements that the Company has entered into, and notwithstanding such termination, ITAR-TASS will be required to provide marketing support and other services with respect to existing agreements for the remainder of their respective terms.



    ENTERGY. In July 1996, the Company entered into a Memorandum of Understanding ("MOU") with Interstate FiberNet operating on its behalf and on behalf of Entergy Technology Corporation for the purpose of defining a contractual relationship between the parties for the interconnection, co-location, and leasing capacity of each of the parties' fiber optic cable networks in Louisiana. The MOU reflects the parties' mutual intent to provide each other with transport capacity on a leased basis at prevailing carriers' rates. The MOU also provides that the parties will mutually agree to a formal set of policies to be provided to customers and that they will move forward expeditiously to conclude a final agreement embodying the intent set forth in the MOU. The MOU provides that such final agreement will be for an initial term of five years, with two additional five-year option terms. There can be no assurance that the parties will enter into a definitive agreement. See "Risk Factors--Reliance on Third Parties."


CUSTOMER SERVICE


    The Company provides customer support for products and services through its full-service support teams in Friendswood, Texas, Lafayette and New Orleans, Louisiana, and Moscow, Russia. Support services include: (i) on-site maintenance, with over 50 technical specialists on call for immediate dispatch when customers' communications systems require maintenance; (ii) a Network Operations Center where IWL professionals remotely monitor customers' communications systems throughout the Gulf of Mexico and around the world seven days a week, 24 hours a day; (iii) customer support through its LMR Division, which includes rental packages of portable microwave and satellite systems, two-way radios, fax machines and cellular phones for customers whose communications needs are temporary or do not justify the purchase of such equipment; (iv) training programs designed to maximize the customers' communications investment, classroom training at customers' sites and multimedia video training tools; and (v) research and development for unique applications where the Company's engineers can custom design or modify hardware to improve its performance within a particular system.


COMPETITION


    The nature of the Company's competition is diverse due to the breadth of the services offered by the Company and the geographic regions in which such services are provided. The Company is subject to intense competition with respect to each of its individual service offerings. Many of the Company's competitors have significantly greater financial, technical, manufacturing, personnel and marketing resources than the Company. To date, however, the Company believes that these large competitors generally have not made it a priority to provide telecommunications services in remote, difficult-access regions. Should one or more of such companies focus on such services, it would likely have a material adverse effect on the financial condition, results of operations and cash flow of the Company. Currently, the Company believes it competes directly with Autocomm Communications Engineering Corp., Sola Communications, Inc. and Datacom for the sale of telecommunications services to oil and gas companies in the Gulf of Mexico. Shell Oil Company, whose subsidiary is a customer of the Company, also competes with the Company through services provided over Shell Oil Company's microwave network in the Gulf of Mexico region. Shell Oil Company has announced plans to become a full service telecommunications provider to the oil and gas industry, including in the Gulf Coast region currently served by the Company. The Company believes that its ability to compete in the markets in which it operates depends on such factors as reputation, technical expertise, quality, customer service, knowledge of the business, ease of use, reliability, marketing and distribution channels and the array of services and products that it can provide. Although the Company believes that it competes favorably with respect to these factors, there can be no assurance that the Company will be able to compete successfully in the future. As the Company pursues new markets, the Company likely will encounter new competitors. While the recent WTO agreement may result in regulatory changes that could benefit the Company as it competes in existing markets, or seeks to enter new markets, there can be no assurance that the agreement will be implemented in a manner that would benefit the Company or that the pro-competitive effects of the agreement will not increase the amount of competition encountered by the Company.



    DOMESTIC AND INTERNATIONAL LONG DISTANCE. The Company provides long distance carrier services which originate in the United States and which terminate both domestically and internationally. It has been providing these services as a switchless reseller since 1994. The Company intends to begin offering these services as a switch-based carrier by the end of the fourth quarter of its 1997 fiscal year. The Company resells long distance service provided by other long distance carriers and is in the process of developing a switch-based network from New Orleans, Louisiana to Corpus Christi, Texas, which, if completed, will deliver long distance service between the various cities and communities on the network. The long distance markets are characterized by intense competition with a number of companies, including very large companies such as AT&T, MCI and Sprint, that have greater name recognition and greater financial, technical, network and marketing resources than the Company. In addition, as a result of the 1996 Telecommunications Act, the BOCs and GTOCs are able to enter the long distance market. The Company's strategy is to expand its long distance service only as part of a complete telecommunications solution or where, due to the establishment of a network, the Company can offer service at rates less than those currently being offered in the particular market. There can be no assurance that the Company will not encounter intense competition in the provision of such services or that it will be successful in attracting customers for its new services.



    LOCAL EXCHANGE SERVICE. The Company is expanding its operations to provide local exchange services typically provided by LECs. The local service market has only recently been opened to new service providers following enactment of the 1996 Telecommunications Act; however, competition within this market is likely to be as intense as competition within the long distance market. The services offered by the Company will compete with those offered by LECs, such as BellSouth and Southwestern Bell, who currently dominate the provision of local services in their respective markets. In entering the local services market, the Company initially intends to serve as a reseller of LEC services as permitted under the 1996 Telecommunications Act, which allows it to purchase such services at a discount and then resell them to the public. However, in entering this market, the Company believes that LECs have long-standing relationships with their customers, have the ability to subsidize competitive services with revenues from a variety of other services and benefit from existing state and federal regulations that currently favor LECs over new service providers such as the Company in certain respects. While legislative and regulatory changes have provided increased business opportunities for competitive telecommunications providers such as the Company, these same changes have given LECs increased flexibility in the pricing of their services, which may allow LECs to offer special discounts to the Company's customers and potential customers. Further, as competition increases in the local telecommunications market, the Company anticipates that general pricing competition and pressures will increase significantly. If LECs lower their rates, other telecommunications providers may be forced by market conditions to charge less for their services in order to compete, which could have a material adverse effect on the Company's financial condition, results of operations and cash flow.

    The Company also may face competition in the provision of local telecommunications services from cable companies, electric utilities, LECs operating outside their current local service areas, long distance carriers and start-up telecommunications ventures. The great majority of these entities provide transmission services primarily over fiber-optic, copper-based or microwave networks, which enjoy proven market acceptance for the transmission of telecommunications traffic. Moreover, the consolidation of telecommunications companies and the formation of strategic alliances within the telecommunications industry, which are expected to accelerate as a result of the enactment of the 1996 Telecommunications Act, could give rise to significant new or stronger competitors. The 1996 Telecommunications Act contains several provisions that bear directly on wireless service providers such as the Company including provisions that entitle wireless carriers to obtain interconnection from LECs, eliminate equal access obligations with respect to wireless services, limit the ability of state and local governments to discriminate against or prohibit certain wireless services and allow BOC affiliates and large long distance carriers to bundle local and long distance services with wireless offerings. Currently, the FCC is implementing the provisions of the 1996 Telecommunications Act and several of the FCC's decisions already are being challenged, thus the Company cannot at this time predict the extent to or manner in which the 1996 Telecommunications Act will affect the Company's business. The Company's strategy is to provide local carrier services only where such services are part of a complete telecommunications solution or where, because of the Company's early market acceptance, it can offer services at competitive rates. There can be no assurance that the Company will be able to compete effectively in the local service markets. See "Risk Factors--Risks Associated with Entry into Local Phone Service Market and Other New Markets."

    INTERNATIONAL AND FOREIGN MARKET SERVICES. The Company offers telecommunications service to and from remote and difficult-access locations outside of the United States for its customers. Such services include the provision of telecommunications services between domestic corporate offices and remote sites. Therefore, the Company has not competed in a full range of services with the incumbent telecommunications providers in a particular country and has faced competition from international telecommunications providers generally and others who provide telecommunications services to remote and difficult-access locations. The Company provides private-line telecommunications services in Russia. In Russia, the major competitors for networks are SOVAMTEL, ROSTELECOM, AMRUSCOM and Global One. Although the Company believes that its alliance with ITAR-TASS will allow it to compete favorably in Russia, there can be no assurance that such alliance will continue on favorable terms to the Company, if at all. In Russia, as well as in each other country where the Company elects to compete, the Company may have to compete with the incumbent service providers, which may have substantially greater financial resources, governmental support both financially and otherwise, greater installed infrastructure, long-standing relationships with their customers, favorable governmental regulations, better understanding of local business practices and customers and no foreign currency risks. Additionally, to the extent these foreign markets are identified by the Company, they may be identified by other companies that have significantly greater financial and other resources than the Company. As a result, there can be no assurance that the Company will be able to compete effectively in these markets. See "--Strategic Relationships and Alliances" and "Risk Factors-- Competition" and "--Risks Associated with International Operations."

GOVERNMENT REGULATION

    UNITED STATES. In the United States, the Company's services are subject to the 1934 Communications Act, the 1996 Telecommunications Act and the FCC regulations thereunder, as well as the applicable laws and regulations of the various states and state PSCs. Generally, the FCC exercises jurisdiction over all facilities of, and services offered by, telecommunications common carriers to the extent such services involve interstate or international communications, while state regulatory authorities retain jurisdiction over intrastate communications. The FCC also regulates the licensing and use of the electromagnetic spectrum (I.E., wireless services) pursuant to Title III of the 1934 Communications Act.

    FEDERAL REGULATION

    FCC REGULATION OF WIRELESS LICENSES: The Company holds numerous radio station licenses which are subject to FCC regulation pursuant to Title III of the 1934 Communications Act. The FCC regulates the licensing, construction, operation, acquisition and sale of the Company's wireless facilities and services, including the Company's microwave, satellite earth station and land mobile systems. In recent years, Congress and the FCC have made significant changes in the regulation of the wireless industry in order to promote competition and expand the scope of services that wireless service providers can offer.


    Facilities licensed by the FCC to provide microwave, satellite earth station and land mobile service are subject to a variety of detailed licensing, operational and technical requirements specific to each service. Among other requirements, licensees seeking to continue operating beyond the expiration date of the licenses must renew their authority. FCC rules also impose prior approval requirements on proposed transfers of control or license assignments. The FCC continues to refine its wireless rules for each service area to accommodate advances in technology, developing markets and new service arrangements, and to eliminate confusing, outdated, redundant or otherwise burdensome regulation. The outcome of FCC regulatory activities or decisions affecting wireless services cannot be predicted and, therefore, there can be no assurances that FCC actions or decisions in this area will not limit the Company's services or operating plans or have a material adverse effect upon the Company's financial condition, results of operations and cash flow.


    The 1996 Telecommunications Act contains several provisions that bear directly on wireless service providers including provisions that entitle wireless carriers to obtain interconnection from LECs, eliminate equal access obligations with respect to wireless services, limit the ability of state and local governments to discriminate against or prohibit certain wireless services and allow BOC affiliates and long distance carriers, including the Company, to bundle local and inter-LATA (local access and transport area) services with wireless offerings. Currently, the FCC is implementing the provisions of the 1996 Telecommunications Act and several of the FCC's decisions already are being challenged. Thus, the Company cannot at this time predict the extent to which the 1996 Telecommunications Act will affect the Company's wireless business.


    TWO-WAY RADIO: The FCC regulates the Company's two-way business radio systems under Part 90 of the FCC's rules and regulations. Business radio service providers traditionally have been regulated by the FCC as private carriers subject to minimal regulation in comparison to other wireless common carriers, such as cellular service providers. However, the Omnibus Budget Reconciliation Act of 1993, which amended the 1934 Communications Act, mandated regulatory parity for "commercial mobile radio services" ("CMRS"), later defined by the FCC to include business radio services that offer customers for-profit interconnected service. Accordingly, the FCC reclassified for-profit business radio systems that are interconnected to the public switched network as a common carrier service, thereby imposing certain common carrier obligations on the providers. In addition, effective in October 1996, the FCC's rules permitted CMRS providers, such as the Company, including for-profit interconnected business radio services, to provide fixed wireless service in their assigned spectrum blocks on a co-primary basis with mobile services. The Company's licenses are also subject to various operational, technical and filing requirements, including requirements that the Company renew its licenses and seek prior approval of transfers of control and frequency assignments.



    MICROWAVE SERVICES: The Company holds various common carrier and private microwave licenses. The FCC regulates private fixed microwave services under
Part 101 (fomerly Part 94) of its rules and regulations. Generally, a private carrier's provision of telecommunications services is limited to the transmission of its own internal communications or its customers' private communications, while a common carrier microwave service provider offers services indifferently to all potential users. Under the FCC's rules, private microwave carriers are not permitted to transmit common carrier services over their network. IWL's microwave licenses are subject to various operational, technical and filing requirements, including requirements that the Company renew its licenses prior to their expiration and seek prior approval of transfers of control or frequency assignments.


    SATELLITE EARTH STATIONS: The Company holds various earth station licenses. The FCC regulates earth stations including VSAT facilities and services under
Part 25 of the FCC's rules and regulations, which includes detailed requirements regarding licensing, operation, technical standards, renewals and transfers of control for earth station facilities and services. The Company's earth station and VSAT authorizations permit the Company to provide both domestic and international voice and data services. Under this authority, the Company provides service between the U.S. and Bosnia pursuant to its private carrier earth station license. The FCC continues to refine its satellite service rules to accommodate advances in technology and new market developments. Effective April 1996, the FCC revised its "Separate Satellite Systems" and "Transborder Policies" governing U.S.-licensed domestic and international satellites. As a part of its change in policy for satellite space stations, the FCC eliminated certain licensing restrictions on earth stations making it easier for U.S. earth stations to communicate both with U.S. domestic satellites and certain international satellites such as PanAmSat, Orion and Columbia Communication's TDRSS satellites. The FCC also recently amended the VSAT licensing and other satellite service rules in an effort to clarify and streamline satellite service regulations. These rule changes and other regulatory actions and decisions may permit earth station licensees such as the Company greater flexibility in providing satellite earth station services.



    DOMESTIC WIRELINE SERVICE REGULATION: As a common carrier offering interstate long distance telephone service to the public, the Company is subject to additional FCC regulation. Specifically, the Company is subject to the common carrier obligations to offer service on a non-discriminatory basis at just and reasonable rates. The FCC has sought generally to minimize regulations that apply to nondominant carriers such as the Company, and thus domestic regulation of such carriers' long distance service occurs primarily through the FCC's complaint procedures. Until recently, carriers such as the Company have been required to file tariffs with the FCC containing the rates, terms and conditions of interstate service. Pursuant to a recent FCC order, as of December 1997, nondominant carriers will no longer be able to file tariffs with the FCC with respect to their long distance services. Such carriers will, however, be required to maintain at their offices, and to provide to customers or regulators upon request, information concerning their long distance services. An appeal of the FCC order eliminating tariffs has been submitted to the U.S. Court of Appeals for the District of Columbia and a motion to that Court requesting stay of the FCC's detariffing order is pending. There can be no assurance of whether the appeal or stay will be successful, or if successful, what effect such decisions may have on the Company. However, if detariffing ultimately takes effect, the Company, like other long distance companies, would likely incur additional costs in establishing legally binding relationships with customers.



    The 1996 Telecommunications Act is intended to remove and minimize many of the formal barriers between the long distance and local telecommunications services markets allowing service providers from each market (as well as providers of cable television and other services) to compete in all telecommunications markets. LECs are now required to permit interconnection to their networks and satisfy obligations with respect to unbundled access, resale, number portability, dialing parity, access to rights-of-way, mutual compensation and other matters. In addition, the legislation codifies the LECs' equal access and nondiscrimination obligations and preempts inconsistent state regulation. As required by the legislation, the FCC is conducting a large number of proceedings to adopt rules and regulations to implement the new statutory provisions and requirements. In August 1996, the FCC adopted new rules implementing certain provisions of the 1996 Telecommunications Act (the "Interconnection Orders"). These rules are designed to implement the pro-competitive, deregulatory national policy framework of the new statute by removing or minimizing the regulatory, economic and operational impediments to competition for facilities-based and resold local services, including switched local exchange service.


    Among other things, the Interconnection Orders establish rules requiring incumbent LECs to interconnect with new entrants such as the Company at specified network points; require incumbent LECs to provide carriers with nondiscriminatory access to network elements on an unbundled basis at any technically feasible point at rates that are just, reasonable and nondiscriminatory; establish rules requiring incumbent LECs to allow interconnection via physical and virtual co-location; require the states to set prices for interconnection, unbundled elements, and termination of local calls that are nondiscriminatory and cost-based using a forward-looking methodology which excludes embedded costs but allows a reasonable cost-of-capital profit; require incumbent LECs to offer for resale any telecommunication service that the carrier provides at retail to end users at prices to be established by the states but which generally are at retail prices less reasonably avoidable costs; and require LECs and utilities to provide new entrants with nondiscriminatory access to poles, ducts, conduit and rights-of-way owned or controlled by LECs or utilities. Exemptions to some of these rules are available to LECs which qualify as rural LECs under the 1996 Telecommunications Act. The Interconnection Orders also require that intra-LATA presubscription (pursuant to which LECs must allow customers to choose different carriers for intra-LATA toll service without having to dial extra digits) be implemented no later than February 1999; that LECs provide new entrants with nondiscriminatory access to directory assistance services, directory listings, telephone numbers and operator services; and that LECs comply with certain network disclosure rules designed to ensure interoperability of multiple local switched networks.



    Petitions seeking reconsideration of one or more aspects of the Interconnection Orders have been filed with the FCC and are pending and various appeals of the Interconnection Orders have been consolidated into proceedings currently pending before the U.S. Eighth Circuit Court of Appeals. Certain of the rules adopted in the Interconnection Orders, including rules that concern the pricing of interconnection, have been stayed by the Court. There can be no assurance as to how the Interconnection Orders will be implemented or enforced or the effect that such orders will have on competition within the telecommunications industry generally or on the competitive position of the Company specifically.


    Other matters addressed by the 1996 Telecommunications Act may affect the Company's operations. For example, as required by the 1996 Telecommunications Act, a joint board of federal and state regulators was convened to consider possible changes to the FCC's existing universal service support mechanisms designed to ensure that affordable telephone service is available to all consumers. In November 1996, the FCC initiated a proceeding to examine universal service issues, and has received comment on the proposals set forth by the joint board. Access charge reform also may significantly affect the Company. Access charges are charges imposed by LECs on long distance providers for access to the local exchange network, and were designed to compensate the LEC for its investment in the local network. As required by the 1996 Telecommunications Act, in December 1996 the FCC issued an order which, among other things, requests comment on a number of interstate access charge reform issues designed to foster efficient pricing of access, competition for access services, and to reflect the development for local services prompted by the 1996 Telecommunications Act. The FCC has also sought comment on whether Internet service providers and other information service providers should be subject to access charges.

    The legislation also contains special provisions that eliminate the restrictions on the BOCs and GTOCs from providing long distance services. These new provisions permit a BOC to enter the "out-of-region" long distance market immediately upon the receipt of any state or federal regulatory approvals otherwise applicable to the provision of long distance service. These new provisions also permit a BOC to enter the "in-region" long distance market if it satisfies procedural and substantive requirements, including obtaining FCC approval upon a showing that in certain situations facilities-based competition is present in its market, and that it has entered into interconnection agreements which satisfy a 14-point "checklist" of competitive requirements. The GTOCs are permitted to enter the long distance market immediately without regard to limitations by region, although necessary regulatory approvals to provide long distance services must be obtained, and the GTOCs are subject to the provisions of the 1996 Telecommunications Act that impose interconnection and other requirements on LECs. The 1996 Telecommunications Act also imposes certain restrictions on the BOCs' entry into long distance services, including a separate subsidiary requirement and joint marketing restrictions.

    There can be no assurance as to how the 1996 Telecommunications Act will be implemented or enforced or the effect that it will have on competition within the telecommunications industry generally or on the competitive position of the Company specifically.



    INTERNATIONAL SERVICE REGULATION: International common carriers, such as the Company, are required to obtain authority under Section 214 of the 1934 Communications Act and file a tariff containing the rates, terms and conditions applicable to their services prior to initiating their international telecommunications services. The Company has obtained authorization from the FCC to resell the switched capacity of several underlying carriers to provide international message telecommunications services. Under recently-revised FCC rules, the Company has sought broader global authority from the FCC to provide resold and facilities-based international private line and switched service to virtually every foreign point in the world. This application will be processed under streamlined procedures at the FCC. The Company intends to file an application for authority to use foreign-licensed facilities that are not covered by the streamlined application for global authority.


    Under current tariff rules applicable to international carriers, nondominant international carriers such as the Company must file their international tariffs and any revisions thereto with one day's notice. The Company has filed an international tariff for switched services with the FCC. Additionally, international telecommunications service providers are required to file copies of their contracts with other carriers, including correspondent agreements, with the FCC within 30 days of execution. The FCC's rules also require the Company to file periodically a variety of reports regarding its international traffic flows and use of international facilities.


    The Company also must conduct its international business in compliance with the FCC's international settlements policy, which establishes the permissible boundaries for U.S. facilities-based carriers and their foreign correspondents to settle the cost of terminating each other's traffic over their respective networks. The amount of payments (the "settlement rate") is determined by the negotiated accounting rate specified in the correspondent agreement. Under the FCC's international settlements policy, unless prior approval is obtained, the settlement rate generally must be one-half of the accounting rate. Carriers must obtain waivers of the FCC's rules if they wish to use an accounting rate that differs from the prevailing rate or vary the settlement rate from one-half of the accounting rate. As a result of the FCC's pro-competition policies, the recent trend has been toward reduction in the accounting rate.


    The FCC recently revised its rules to permit more flexibility in its international settlements policy as a method of achieving lower cost-based accounting rates as more competition is introduced in foreign markets and proposed new rules to lower the price of providing international services. These and other changes may provide more flexibility to the Company and its competitors to respond more rapidly to changes in the global telecommunications market. The Company intends, where possible, to take advantage of lowered accounting rates and flexible arrangements. The Company cannot predict how the FCC will resolve pending international policy issues or how such resolution will affect its international business.


    With respect to foreign ownership limitations, the 1934 Communications Act limits the ownership of an entity holding a common carrier radio license by non-U.S. citizens, foreign corporations and foreign governments. The 1934 Communications Act provides that non-U.S. citizens, foreign governments or their representatives or corporations organized under the laws of a foreign country may not own in the aggregate more than 20% of a company holding common carrier radio licenses or no more than 25% of the parent of a common carrier radio licensee if the FCC determines that the public interest would be served by prohibiting such ownership. If the Company's foreign ownership was to exceed the limits set forth in the 1934 Communications Act, the FCC could impose a range of penalties on the Company, including fines and/or revocation or divestiture of its licenses.


    The FCC recently adopted new rules relating to the entry and participation of foreign entities in the U.S. telecommunications market. The Company holds FCC authority to provide international services and therefore is subject to the FCC's rules on foreign affiliations. Under those rules, the FCC will scrutinize an ownership interest greater than 25%, or a controlling interest at any level, in a U.S. carrier by a dominant foreign carrier, to determine whether the destination market of the foreign carrier offers "effective, competitive opportunities" ("ECO"). The FCC imposes the same ECO test and affiliation standard on U.S.-based carriers that invest in dominant foreign carriers. The FCC may impose restrictions on affiliated carriers not meeting the ECO test. The new rules also require international carriers to notify the FCC 60 days in advance of an acquisition of a 10% or greater interest by a foreign carrier in that U.S. carrier. The FCC has discretion to determine that unique factors require application of the ECO test or a change in regulatory status of the U.S. carrier even though the foreign carrier's interest is less than 25%.


    Regulation of the telecommunications industry is changing rapidly. In February 1997, 68 nations, including the United States, entered into the WTO agreement whereby participating countries agreed to eliminate barriers to competition in basic telecommunications by January 1, 1998. The current U.S foreign ownership limitations and FCC policies that assess the reciprocity of foreign markets (which currently apply to the Company) may be eliminated or changed dramatically when the WTO agreement becomes effective and as the FCC establishes new policies to implement the WTO agreement. In addition, pending legislation could implement the WTO agreement by imposing ownership requirements different from the current requirements. There can be no assurance that the WTO agreement and its implementation will eliminate all restrictions currently applicable to the Company or will not result in increased competition in the Company's markets. The FCC also is considering a number of international service issues in the context of several policy rulemaking proceedings and in response to specific petitions and applications filed by other international carriers. The FCC's resolution of some of these issues in other proceedings may adversely affect the Company's international business (by, for example, permitting larger carriers to take advantage of accounting rate discounts for high traffic volumes). The Company is unable to predict how the FCC will resolve the pending international policy issues or how such resolution will affect its international business. There can be no assurance that future regulatory changes will not have a material adverse impact on the Company's financial condition, results of operations and cash flow.



    REGULATORY OVERSIGHT: The FCC imposes a variety of reporting and annual fee requirements. The FCC and the state regulatory agencies with jurisdiction over the Company and its services have discretion to, among other things, impose fines, conditions or revoke the Company's authority to the extent that such agencies find that the Company has violated regulatory requirements, including the requirement to pay the required fees, the FCC's restrictions on the use of international private lines for providing switched services, or the failure of the Company to meet relevant certification, licensing, and tariffing requirements. The FCC also has authority to address violations of the foreign ownership limitation, by, among other things, requiring divestiture or restructuring of the Company's radio station licenses.


STATE REGULATION


    Some of the Company's services may be classified as intrastate and therefore subject to state regulation. Such services are regulated by the applicable individual state PSCs. Governing regulations at the state level differ from state to state and, sometimes, by the telecommunications service provided. The majority of states require carriers to apply for certification to provide CLEC and intrastate telecommunications service. The Company has sought and obtained authority to provide long distance service in Texas and to provide high capacity dedicated services in Louisiana. An application to provide CLEC and long distance services in Louisiana is pending, although no assurances can be made that such authority will be received. To the extent that such services can be interpreted to be intrastate in nature, the Company would be required to obtain the appropriate certification or other authority from the relevant PSC. If any state PSC were to conclude that the Company is or was providing intrastate service without the appropriate authority, the PSC could initiate enforcement actions, which could include, but need not be limited to, the imposition of fines or the refusal to grant the regulatory authority necessary for the future provision of intrastate telecommunications services. Although the Company intends to obtain operating authority in each jurisdiction in which such authority is required, there can be no assurance that one or more jurisdictions will not deny the Company's request for operating authority. It is possible that any adverse PSC action would have a material adverse effect on the Company.


    PSCs also regulate access charges and other pricing for telecommunications services within each state. The BOCs and other local exchange carriers have been seeking reduction of state regulatory requirements, including greater pricing flexibility. If regulations are changed to allow variable pricing of access charges based on volume, the Company could be placed at a competitive disadvantage over larger long distance carriers. The Company also could face increased price competition from the BOCs and other local exchange carriers for local and long distance services, which competition may be increased by the removal of former restrictions on long distance service offerings by the BOCs as a result of the 1996 Telecommunications Act. The impact of such rule changes on the Company cannot be predicted.


EMPLOYEES


    As of December 31, 1996, the Company employed approximately 134 people, including approximately 20 in sales and marketing, 85 in engineering and technical services and 29 in management, administration and finance. None of the Company's employees is represented by a labor union or is subject to a collective bargaining agreement. The Company believes that its relations with its employees are good.


FACILITIES

    The Company owns an office building in Friendswood, Texas and Lafayette, Louisiana and leases additional space in Friendswood and Houston, Texas, New Orleans, Louisiana and Moscow, Russia. The Company considers its current facilities adequate for its current needs and believes that suitable additional space will be available, as needed, to accommodate further physical expansion of corporate operations and for additional sales and service.

COMPANY LICENSES AND CERTIFICATIONS


    The Company has owned and maintained a variety of telecommunications infrastructures and holds many FCC and international licenses to transmit voice and data. FCC radio licenses issued to the Company allow it to provide land mobile, microwave and satellite communications services. The Company currently holds 35 FCC licenses, with approximately 320 frequency pairs, for commercial mobile radio service. These licenses have varying terms which expire and will require renewal between July 1997 and March 2001. These licenses allow the Company to provide two-way wireless radio services along the Texas and Louisiana Gulf Coast region and offshore to oil and gas-related companies. Each frequency pair allows two-way transmission and reception. The Company holds six microwave FCC licenses providing voice and data services along the Texas and Louisiana Gulf Coast region and offshore to drilling, production and related companies. The Company holds and operates seven Ku band and two C band fixed earth stations and holds FCC licenses that allow the Company to locate earth stations in Texas and other U.S. locations.



    The Company operates as a FCC licensed 214 carrier to provide resold switched telecommunications services. The Company has sought broader common carrier authority from the FCC to provide global resale of switched and private line services as well as global facilities-based service. The Company currently provides international facilities-based private line service on a private carrier basis into Bolivia, Bosnia, Croatia, Ecuador, Hungary and Russia. The Company recently installed a Class 4 tandem switch and value-added services platform at its facility in Houston, Texas as part of its new point-of-presence ("POP") for its IWL Connect-TM- division. As part of the Company's plans to increase its service offerings, the Company has obtained authority to provide dedicated services in Louisiana and CLEC and long distance services in Texas. An application to provide CLEC and long distance service in Louisiana is pending. The Company expects to receive this additional Louisiana authority by the end of the fourth quarter of fiscal 1997, although no assurances can be made that such authority will be received. In addition, the Company has been approved to have pole attachment rights to existing or future facilities of Entergy, BellSouth and the State of Louisiana. Pole attachment rights allow the Company to attach its own fiber optic cable to such parties' respective utility poles.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS


    The following table provides certain information regarding the directors and executive officers of the Company as of March 31, 1997:


NAME                                          AGE                            POSITIONS
----------------------------------------      ---      -----------------------------------------------------
Ignatius W. Leonards....................          43   Chairman, Chief Executive Officer and Director

Byron M. Allen..........................          49   President and Director

Richard H. Roberson.....................          37   Chief Financial Officer, Secretary and Director

James T. Gordon.........................          59   Vice President--Telecom Operations

J. Keith Johnson........................          35   Vice President--Marketing

Bryan L. Olivier........................          35   Vice President--IWL Connect Division

Christopher J. Amenson..................          46   Nominated Director

------------------------


    MR. IGNATIUS W. LEONARDS has served as Chairman of the Board, Chief Executive Officer and a director of the Company since founding the Company in 1981 and served as President from 1981 until February 1997. Mr. Leonards was employed by Bibbins & Rice Electronics as Telecom Service Manager until 1981. Mr. Leonards has an industrial electronics degree from the T.H. Harris Technical Institute in Opelousas, Louisiana.



    MR. BYRON M. ALLEN has served as President and a director of the Company since February 1997 and served as a Vice President of the Company from December 1993 until February 1997. From 1986 to 1993, Mr. Allen served as Executive Vice President of SBS Technologies, Inc. (Nasdaq: SBSE), a manufacturer of computer components. Mr. Allen was a co-founder of SBS Technologies, Inc. In 1985 and 1986, Mr. Allen served as a senior principal staff member at BDM Corporation, a defense consulting firm. In 1984 and 1985, he served as manager of Navy New Business Development for the Singer Link Corporation. From 1983 to 1984, Mr. Allen served as the managing director of European operations of Intermetrics, Inc. He served as manager of Houston operations of Intermetrics, Inc. from 1977 to 1983. Mr. Allen graduated from the University of Alabama with a degree in Mathematics. He attended graduate school at Wright State University in Dayton, Ohio where he studied systems engineering.


    MR. RICHARD H. ROBERSON has served as Chief Financial Officer of the Company since joining the Company in October 1996 and has served as a director of the Company since February 1997. From November 1995 until October 1996, Mr. Roberson was Director of Administration at Weaver and Tidwell, LLP., a certified public accounting firm. From May 1989 until October 1995, Mr. Roberson was Chief Financial Officer and Controller of Local and Western of Texas, Inc., a wholesaler of meat and other food products. Mr. Roberson has a BBA in Accounting from the University of Texas at Austin and is also a certified public accountant.


    MR. JAMES T. GORDON has served as Vice President--Telecom Operations of the Company since October 1996. Prior to joining the Company, he was an independent telecommunications consultant. From September 1992 through December 1994, Mr. Gordon was Director--Installation and Test Engineering Services for Alcatel Network Systems, Inc. and, from April 1991 to September 1992, he served as Manager--Customer Account Services--Independent Operating Cos. for Alcatel Network Systems, Inc. Mr. Gordon was employed by Rockwell International Corporation in various capacities from 1970 until 1991. Mr. Gordon received a BBA in Production Management from the University of North Texas.


    MR. J. KEITH JOHNSON has served as Vice President of Marketing since December 1992 and was Director of Sales and Marketing of the Company from December 1986 to December 1992. From June 1985 to

December 1986, Mr. Johnson was an Account Executive with ARGO Communications, Inc., a long distance carrier, where he sold long-distance voice and data lines to medium and large commercial users. Mr. Johnson worked for AT&T from May 1983 until June 1985, where he sold telephone systems to small and medium-sized companies. Mr. Johnson graduated from Houston Baptist University with a double major in marketing and management.



    MR. BRYAN L. OLIVIER has served as a Vice President of the Company's IWL Connect-TM- division since January 1996. Prior thereto, he served as Director of Engineering for Spacelink Systems, Inc. from May 1992 to December 1995. From January 1992 to March 1992, he was a member of the strategic planning group of Wiltel Communications, a long distance carrier. From May 1981 to December 1988, he was the manager of the International Telecommunications Group of Tenneco Oil E&P/Operators Inc. Mr. Olivier graduated with a B.S. Degree in Electrical Engineering from the University of Southwest Louisiana with a concentration in telecommunications management and from T.H. Harris Technical Institute in Opelousas, Louisiana in the field of industrial engineering.



    MR. CHRISTOPHER J. AMENSON has agreed to become a director of the Company upon completion of the Offering. Mr. Amenson has served as President and Chief Operating Officer of SBS Technologies, Inc. since April 1992 and as a director since August 1992. In October 1996, he became the Chief Executive Officer of SBS Technologies, Inc. For five years prior to joining SBS Technologies, Inc., Mr. Amenson was President of Industrial Analytics, Inc., a Boston-based investment banking firm. Mr. Amenson holds a B.A. Degree in Government from the University of Notre Dame and a Master's Degree in Business Management from the Sloan Fellows Program at the Massachusetts Institute of Technology.


    Each director serves until the next annual meeting of shareholders and until his successor is duly elected and qualified. The Company's Board of Directors is currently composed of five directors with three existing directors, one person nominated as a director, and one vacancy which the Company intends to fill during the fourth quarter of fiscal 1997 by designation by the Board of Directors. Officers serve at the discretion of the Board of Directors. There are no family relationships among any of the directors or named executive officers of the Company.

BOARD COMMITTEES


    Effective upon the consummation of the Offering, the Board of Directors will have two standing committees: the Audit Committee and the Compensation Committee. The functions of the Audit Committee, of which Mr. Amenson and the other nonemployee director to be appointed by the Company following completion of the Offering will be the initial members, will be to make recommendations regarding the engagement of the Company's independent auditors and to review with management and the independent auditors the Company's financial statements, basic accounting and financial policies and practices, audit scope and competency of control personnel. The functions of the Compensation Committee, of which Mr. Amenson and the other nonemployee director to be appointed by the Company following completion of the Offering will be the initial members, will be to review and recommend to the Board of Directors the compensation of executive officers of the Company and to administer and make awards and take all other action as prescribed under the employee benefit plans of the Company (other than the 1997 Director Option Plan, which will be administered by the entire Board of Directors of the Company). All members of the Compensation Committee will be "non-employee directors" within the meaning of Rule 16b-3(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and "outside directors" as contemplated by Section 162(m)(4)(C)(i) of the Internal Revenue Code of 1986, as amended (the "Code").


DIRECTOR COMPENSATION


    Non-employee directors of the Board of Directors of the Company will be paid $1,000 per meeting for attending or participating in meetings of the Board of Directors or any committee thereof, and will receive reimbursement for out-of-pocket expenses incurred for attendance at meetings. Non-employee directors will also receive non-statutory stock options under the 1997 Director Option Plan. See "--Benefit Plans-- 1997 Director Stock Option Plan." The Company's policy is not to pay any additional compensation to employees of the Company for their services as a director.

LIMITATION OF LIABILITY

    As permitted by the Texas Business Corporation Act, the Company's Restated Articles of Incorporation provide that the directors of the Company shall not be liable to the Company or its shareholders for monetary damages for an act or omission in the director's capacity as a director, except that such provision does not authorize the elimination or limitation of liability of a director to the extent the director is found liable for (i) a breach of the director's duty of loyalty to the Company or its shareholders, (ii) any act or omission not in good faith or that constitutes a breach of duty of the director to the Company or an act or omission that involves intentional misconduct or a knowing violation of law, (iii) any transaction from which the director derived any improper personal benefit, whether or not the benefit resulted from an action taken within the scope of the director's office or (iv) any act or omission for which the liability of the director is expressly provided by statute.

    As a result of this provision, the Company and its shareholders may be unable to obtain monetary damages from a director for breach of the duty of care. Although shareholders may continue to seek injunctive or other equitable relief for an alleged breach of fiduciary duty by a director, shareholders may not have any effective remedy against the challenged conduct if equitable remedies are unavailable.

    In addition, the Company's Restated Articles of Incorporation and Amended and Restated Bylaws provide certain rights of indemnification for all officers and directors.

EXECUTIVE COMPENSATION

    SUMMARY COMPENSATION TABLE. The following table sets forth certain compensation awarded or paid by the Company to its Chairman of the Board and Chief Executive Officer and the other executive officer of the Company whose total annual salary and bonus for services to the Company exceeded $100,000 in the fiscal year ended June 30, 1996 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                       LONG-TERM
                                                                                      COMPENSATION
                                                                                         AWARDS
                                                               ANNUAL COMPENSATION   --------------
                                                              ---------------------     OPTIONS        ALL OTHER
NAME AND PRINCIPAL POSITION                                     SALARY      BONUS       (SHARES)     COMPENSATION
------------------------------------------------------------  ----------  ---------  --------------  -------------
Ignatius W. Leonards .......................................  $  150,000     --            --         $  29,214(1)
 Chairman of the Board and
 Chief Executive Officer
J. Keith Johnson ...........................................     100,604  $  12,250      36,141(2)        1,655(3)
 Vice President--Marketing

--------------------------


(1) Represents (i) $9,000 earned by Mr. Leonards pursuant to an agreement between the Company and Kenwood Americas Corporation ("KAC") whereby Mr. Leonards is paid 10% of the net profits of Kenwood Systems Group, Inc. (the Company owns 50% of the outstanding capital stock of Kenwood Systems Group, Inc., with the other 50% owned by KAC); (ii) $2,214 of matching payments made by the Company to Mr. Leonards' account under the Company's 401(k) Plan; and (iii) $18,000 in management fees paid to Mr. Leonards by the Company for management rights granted by Mr. Leonards to the Company with respect to one of Mr. Leonards' properties.


(2) Represents stock options granted pursuant to the Incentive Stock Option Plan, which have an exercise price of $3.56 per share and are subject to vesting requirements.

(3) Represents matching payments made by the Company to Mr. Johnson's account under the Company's 401(k) Plan.

    OPTION GRANTS TABLE. The following table provides information on grants of stock options pursuant to the Incentive Stock Option Plan during the fiscal year ended June 30, 1996 to the Named Executive Officers:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                                   POTENTIAL REALIZABLE
                                                                                                     VALUE AT ASSUMED
                                                                                                     ANNUAL RATES OF
                                NUMBER OF                                                              STOCK PRICE
                               SECURITIES     PERCENT OF TOTAL                                       APPRECIATION FOR
                               UNDERLYING      OPTIONS GRANTED                                       OPTION TERM (2)
                             OPTIONS GRANTED   TO EMPLOYEES IN    EXERCISE OR BASE    EXPIRATION   --------------------
NAME                               (1)           FISCAL YEAR     PRICE (PER SHARE)       DATE         5%         10%
---------------------------  ---------------  -----------------  ------------------  ------------  ---------  ---------
J. Keith Johnson...........        36,141              23.6%        $    3.56(3)       6/30/06(3)  $  80,915  $ 205,054

--------------------------

(1) Mr. Johnson received option grants on November 10, 1995, February 28, 1996 and June 30, 1996. The options granted vest in five installments of 20% each and become fully vested five years after the date of grant. The Board of Directors has accelerated the vesting of all outstanding options granted under the Incentive Stock Option Plan effective upon completion of the Offering.

(2) The 5% and 10% assumed annual compound rates of stock appreciation are mandated by the rules of the Securities and Exchange Commission (the "SEC") and do not represent the Company's estimate or projection of future Common Stock prices. The actual value realized may be greater or less than the potential realizable value set forth in the table.

(3) All options were granted at a price at least equal to the fair market value of the Common Stock on the date of grant, as determined by the Board of Directors of the Company. The expiration date of the options granted to Mr. Johnson range from November 10, 2005 to June 30, 2006.

                      FISCAL YEAR-END OPTION VALUES TABLE

                                                                NUMBER OF SECURITIES
                                                               UNDERLYING UNEXERCISED             VALUE OF UNEXERCISED
                                                                     OPTIONS AT              IN-THE-MONEY OPTIONS AT FISCAL
                                                                   FISCAL YEAR-END                    YEAR-END (1)
                                                            -----------------------------  ----------------------------------
NAME                                                         EXERCISABLE   UNEXERCISABLE     EXERCISABLE      UNEXERCISABLE
----------------------------------------------------------  -------------  --------------  ---------------  -----------------
J. Keith Johnson..........................................        9,265         26,876   (2)      $--            $--

------------------------

(1) The fair market value of the Common Stock on June 30, 1996 was not more than $3.56 per share, as determined by the Board of Directors, which was also the exercise price payable for such shares.

(2) The Board of Directors has accelerated the vesting of all outstanding options granted under the Incentive Stock Option Plan effective upon completion of the Offering.

BENEFIT PLANS

    EMPLOYEE INCENTIVE STOCK OPTION PLAN. Adopted on November 1, 1996 by the Board of Directors and approved by the shareholders on December 8, 1996, the Company's Incentive Stock Option Plan is intended to be an incentive for key employees to continue to promote the best interests of the Company and enhance its long-term performance and to provide an incentive for key employees to join or remain with the Company. Options may be granted under the Incentive Stock Option Plan to any person who is an officer or other executive personnel of the Company.


    Options granted under the Incentive Stock Option Plan may be granted in the form of options that qualify for treatment as "incentive stock options" (the "Incentive Stock Options") under Section 422 of the Code and applicable regulations and rulings promulgated thereunder. A total of 258,600 shares of Common Stock have been reserved for issuance upon the exercise of options granted under the Incentive Stock Option Plan. A total of 160,614 shares are subject to options that have been granted under the Incentive Stock Option Plan as of the date of this Prospectus at a weighted average exercise price of $3.62 per share. The Company does not intend to grant any more options under the Incentive Stock Option Plan due to the adoption of the 1997 Stock Option Plan. The Incentive Stock Option Plan has terms substantially similar to the 1997 Stock Option Plan described below.


    In February 1997, the Board of Directors determined that, effective upon completion of the Offering, the vesting of all unvested options granted under the Incentive Stock Option Plan would be automatically accelerated, without the need for further action by the Board, so that all such options would become fully vested and presently exercisable at such time.

    1997 STOCK OPTION PLAN. Adopted in February 1997 by the Board of Directors and the shareholders of the Company, the Company's 1997 Stock Option Plan is intended to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees and consultants of the Company and any affiliates thereof and to promote the success of the Company's business.


    Options to be granted under the 1997 Stock Option Plan may be either Incentive Stock Options or non-statutory stock options under the Code. Incentive Stock Options may be granted under the 1997 Stock Option Plan to any person who is an officer or other employee (including officers and employees who are also directors) of the Company or any of its subsidiaries. The exercise price of Incentive Stock Options must be at least the fair market value of a share of the Common Stock on the date of grant (and not less than 110% of the fair market value in the case of an Incentive Stock Option granted to an optionee owning 10% or more of the Company's Common Stock). A total of 300,000 shares of Common Stock have been reserved for issuance upon the exercise of options which may be granted under the 1997 Stock Option Plan. No options have been granted as of the date of this Prospectus under the 1997 Stock Option Plan.


    The 1997 Stock Option Plan is administered by the Company's Board of Directors or a committee of the Board of Directors (the "Administrators"). Upon completion of the Offering, the members of the

Compensation Committee of the Board of Directors will administer the 1997 Stock Option Plan. The Administrators have full and final authority in their discretion, subject to the 1997 Stock Option Plan's provisions (a) to determine the individuals to whom, and the time or times at which, options shall be granted and the number of shares of Common Stock covered by each option and (b) to construe and interpret the 1997 Stock Option Plan.



    Generally, options granted under the 1997 Stock Option Plan will be exercisable at any time, and from time to time, throughout a five-year period commencing on or after the date of grant in cumulative installments of 20% per each year, or as otherwise specified by the Administrators and ending upon the earliest of the expiration, cancellation, surrender or termination of the option as provided in the 1997 Stock Option Plan. The Board of Directors may at any time amend, alter, suspend or discontinue the 1997 Stock Option Plan, but no amendment, alteration, suspension or discontinuation will be made that would impair the rights of any optionee under any outstanding option grants without the optionee's consent. In addition, to the extent necessary to comply with Rule 16b-3 or with Section 422 of the Code (or any other applicable law or regulation, including the requirements of the Nasdaq National Market), the Company will obtain shareholder approval of any plan amendment as required. The term of an option may not exceed ten years. Upon dissolution or liquidation of the Company, each outstanding option will terminate. In the event of a proposed sale of all or substantially all of the assets of the Company or upon certain mergers where the shareholders of the Company receive cash or securities of another issuer, or any combination thereof, each option either will be assumed by the successor entity or substituted with an equivalent option.


    1997 DIRECTOR STOCK OPTION PLAN. The Company's 1997 Director Option Plan was adopted in February 1997 by the Board of Directors and the shareholders of the Company to encourage ownership of the Company by eligible non-employee directors of the Company whose continued services are considered essential to the Company's future progress and to provide them with a further incentive to remain as directors of the Company. All options to be granted under the 1997 Director Option Plan will be non-qualified and not eligible for treatment as Incentive Stock Options under Section 422 of the Code. A total of 100,000 shares of Common Stock have been reserved for issuance under the 1997 Director Option Plan.


    The 1997 Director Option Plan is administered by the Company's Board of Directors. The Board of Directors has full and final authority in its discretion, subject to the 1997 Director Option Plan's provisions (a) to determine the individuals to whom, and the time or times at which, options shall be granted and the number of shares of Common Stock covered by each option and
(b) to construe and interpret the 1997 Director Option Plan. The Company expects that each new non-employee director of the Company, upon becoming a director, will receive option grants that generally will vest one-third on the day preceding the first annual meeting of shareholders of the Company held after the date of grant and one-third on each of the two following anniversaries of that date, so long as the director continues to serve as a director of the Company. The Board of Directors will also have the authority to make additional option grants to existing non-employee directors.



    Each option will expire ten years from the date of grant. Outstanding options will expire earlier if an optionee terminates service as a director before the end of the first ten-year term. If an optionee terminates service as a director for any reason including disability or death, the option will automatically expire 12 months after the date of termination, but in no event after the ten-year term. Options are not assignable and may not be transferred other than by will or the laws of descent and distribution. Upon a dissolution or liquidation of the Company, each outstanding Option will terminate unless otherwise provided by the Board of Directors. In the event of a proposed sale of all or substantially all of the assets of the Company or upon certain mergers where the shareholders of the Company receive cash or securities of another issuer, each option either will be assumed by the successor entity or substituted with an equivalent option.



    The 1997 Director Option Plan provides that the Board of Directors may suspend or discontinue the 1997 Director Option Plan or review or amend it in any respect whatsoever. If required by the applicable provisions, rules or regulations of the Exchange Act, the Code or the Nasdaq National Market, the Board of Directors will not amend or terminate the 1997 Director Option Plan without shareholder approval. No such termination will affect the terms of any options outstanding at that time.


    401(K) PLAN. Effective November 1, 1991, the Company established a Retirement and Savings Plan (the "401(k) Plan"). The 401(k) Plan is a defined contribution plan qualified under Section 401(a) of the Code that provides for employee pre-tax contributions pursuant to Section 401(k) of the Code and both matching and profit-sharing contributions by the Company. Eligible participants may contribute, on a pre-tax basis through payroll deduction, between 1% and 15% of their salary to a maximum of $9,500 in 1997. The Company has reserved the right to amend or terminate the 401(k) Plan at any time. The Company matches 25% of the first 6% of the employee's contribution, up to a maximum 1 1/2% of the employee's contribution.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


    During its fiscal year ended June 30, 1996, the Company had no Compensation Committee or other committee of the Board of Directors performing similar functions, and accordingly, the Board of Directors determined the compensation for the executive officers and related matters. Ignatius W. Leonards, as the sole director of the Company during the last fiscal year, conducted all deliberations of the Board of Directors concerning executive officer compensation. However, Mr. Leonards, with respect to determinations regarding his own compensation, relied on recommendations made by Byron M. Allen, the Company's President. During such fiscal year, no executive officer of the Company served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors. Effective upon consummation of the Offering, the Board of Directors will have a Compensation Committee, of which Mr. Amenson and the other non-employee director to be appointed by the Company following completion of the Offering will be the initial members.


    Byron M. Allen, the Company's President and a director, lent the Company $150,000 in September 1994 evidenced by a promissory note payable to Mr. Allen bearing interest at the rate of 10% per annum. During the fiscal year ended June 30, 1995, Mr. Allen lent the Company an additional $100,000 evidenced by a promissory note payable to Mr. Allen bearing interest at the rate of 2% per annum in excess of Mr. Allen's cost of funds in his margin account at his brokerage firm. The full amount of the notes, together with interest thereon, was repaid by the Company in December 1995.


    Caroline Fontenot, the sister of Mr. Leonards, the Company's Chairman of the Board and Chief Executive Officer, lent the Company $75,000 on June 1, 1992, of which a balance of $45,716, bearing interest at the rate of 12% per annum, remained outstanding as of March 31, 1997.

                              CERTAIN TRANSACTIONS

    Since the beginning of the Company's 1994 fiscal year, the Company has entered into the various transactions with officers, directors and affiliates of the Company described below.

    Byron M. Allen, the Company's President and a director, lent the Company $150,000 in September 1994 evidenced by a promissory note payable to Mr. Allen bearing interest at the rate of 10% per annum. During the fiscal year ending June 30, 1995, Mr. Allen lent the Company an additional $100,000 evidenced by a promissory note payable to Mr. Allen bearing interest at the rate of 2% per annum in excess of Mr. Allen's cost of funds in his margin account at his brokerage firm. The full amount of the notes, together with interest thereon, was repaid by the Company in December 1995.


    Caroline Fontenot, the sister of Mr. Leonards, the Company's Chairman of the Board and Chief Executive Officer, lent the Company $75,000 on June 1, 1992, of which a balance of $45,716, bearing interest at the rate of 12% per annum, remained outstanding as of March 31, 1997.

                       PRINCIPAL AND SELLING SHAREHOLDERS


PRINCIPAL SHAREHOLDERS, DIRECTORS AND OFFICERS


    The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of March 31, 1997 and as adjusted to reflect the sale of the Common Stock offered by this Prospectus, by (i) each person who is known by the Company to own beneficially more than 5% of the Company's outstanding Common Stock, (ii) each of the Company's Named Executive Officers and directors, and (iii) all of the current executive officers and directors of the Company as a group. The information contained in this table with respect to beneficial ownership reflects "beneficial ownership" as defined in Rule 13d-3 under the Exchange Act. Shares of Common Stock not outstanding but deemed beneficially owned by virtue of the right of an individual or group to acquire shares within 60 days after March 31, 1997 are treated as outstanding only when determining the amount and percentage of Common Stock owned by such individual or group. Except as otherwise noted or pursuant to community property laws, each person has sole voting and sole investment power with respect to the shares shown. The address of each person listed is 12000 Aerospace Avenue, Suite 200, Houston, Texas 77034, except as otherwise indicated.



                                                                                            PERCENT OF SHARES
                                                                                          BENEFICIALLY OWNED(1)
                                                                             SHARES      ------------------------
                                                                          BENEFICIALLY    PRIOR TO     AFTER THE
NAME                                                                          OWNED       OFFERING     OFFERING
------------------------------------------------------------------------  -------------  -----------  -----------
Ignatius W. Leonards....................................................     2,000,000         89.8%        57.5%

Byron M. Allen..........................................................       222,200         10.0          6.4

J. Keith Johnson(2).....................................................        18,231        *            *

Richard H. Roberson.....................................................       --            --           --

Christopher J. Amenson(3)...............................................       --            --           --
  c/o SBS Technologies, Inc.
  2400 Louisiana Boulevard, NE
  AFC Building 5, Suite 600
  Albuquerque, New Mexico 87110

All executive officers and directors as a group (six persons)(4)........     2,255,290         99.9         64.3


------------------------

*   Less than 1% of the outstanding shares of the class.


(1) Assumes no exercise of the Underwriters' over-allotment options. If the Underwriters' over-allotment options are exercised in full, the Company will sell an additional 87,500 shares of Common Stock and Ignatius W. Leonards, the Company's Chief Executive Officer, Chairman of the Board and a director (the "Selling Shareholder"), will sell 100,000 shares of Common Stock, and the Company will have issued and outstanding 3,565,316 shares of Common Stock. In such event, upon completion of the Offering, Mr. Leonards will beneficially own 1,900,000 shares, or 53.3%, of the Company's outstanding Common Stock. In addition, in such event, upon completion of the Offering the executive officers and directors of the Company as a group will beneficially own 2,155,290 shares, or 60.5%, of the Company's outstanding Common Stock.



(2) Includes 15,423 shares of Common Stock subject to currently exercisable options. Does not include 20,718 shares subject to options the vesting of which will become automatically accelerated effective upon completion of the Offering.



(3) Mr. Amenson has agreed to become a director of the Company upon completion of the Offering.



(4) Includes 30,282 shares of Common Stock subject to currently exercisable options. Does not include 39,192 shares of Common Stock subject to options granted to the executive officers of the Company, as a group, the vesting of which will become automatically accelerated concurrently with the completion of the Offering.

                          DESCRIPTION OF CAPITAL STOCK

    Upon the consummation of the Offering, the Company's authorized capital stock will consist of 100,000,000 shares of Common Stock, par value $.01 per share, and 10,000,000 shares of Preferred Stock, par value $.01 per share.

COMMON STOCK


    As of March 31, 1997, there were 2,227,816 shares of Common Stock issued and outstanding, and held of record by four shareholders. There will be 3,477,816 shares outstanding after giving effect to the sale of shares of Common Stock offered hereby (3,565,316 if the Underwriters' over-allotment options are exercised in full). The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Cumulative voting of shares of Common Stock is prohibited, which means that the holders of a majority of shares voting for the election of directors can elect all members of the Board of Directors. Except as otherwise required by applicable law, a majority vote is sufficient for any act of shareholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor, subject to the payment of any preferential dividends with respect to any Preferred Stock that from time to time may be outstanding. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of the holders of any outstanding Preferred Stock. The holders of Common Stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are fully paid and nonassessable, and all of the shares of Common Stock offered hereby, when issued, will be fully paid and nonassessable.


PREFERRED STOCK


    The Board of Directors has the authority to issue up to 10,000,000 shares of Preferred Stock in one or more series and to fix the designations, relative powers, preferences, rights, qualifications, limitations and restrictions of all shares of each such series, including, without limitation dividend rates, preemptive rights, conversion rights, voting rights, redemption and sinking fund provisions, liquidation preferences and the number of shares constituting each such series, without any further vote or action by the shareholders. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock or adversely affect the rights and powers, including voting rights, of the holders of Common Stock. The issuance of Preferred Stock could also have the effect of delaying, deferring or preventing a change in control of the Company, including transactions in which the shareholders might otherwise receive a premium for their shares over the then current market price, and may adversely affect the market price of the Common Stock. At present, the Company has no plans to issue any shares of Preferred Stock.


REPRESENTATIVE'S WARRANT


    The Company has agreed to sell to the Representative or its designees, for nominal consideration, the Representative's Warrant to purchase up to 125,000 shares of Common Stock at an exercise price equal to 120% of the initial price of the Common Stock being offered hereby to the public. The Representative has certain demand and "piggy-back" registration rights that may require the Company to register for resale the shares of Common Stock issuable under the Representative's Warrant. The Representative's Warrant is exercisable for a period of four years, beginning one year from the date of this Prospectus. See "Underwriting."

CERTAIN ANTI-TAKEOVER MATTERS

    Upon the consummation of the Offering, there will be 96,522,184 authorized and unissued shares of Common Stock and 10,000,000 authorized and unissued shares of Preferred Stock. The existence of authorized but unissued Common Stock and Preferred Stock may enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy solicitation or otherwise. For example, if in the due exercise of its fiduciary obligations, the Board of Directors were to determine that a takeover proposal is not in the Company's best interest, the Board of Directors could cause shares of Common Stock or Preferred Stock to be issued without shareholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquiror or insurgent shareholder or shareholder group or create a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors. In this regard, the Company's Restated Articles of Incorporation grant the Board of Directors broad power to establish the rights, preferences and privileges of authorized and unissued Preferred Stock without shareholder approval. The issuance of shares of Preferred Stock pursuant to the Board of Director's authority described above could decrease the amount of earnings and assets available for distribution to holders of Common Stock or adversely affect the rights and powers, including voting rights, of such holders. The issuance of Common Stock or Preferred Stock could also have the effect of delaying, deferring or preventing a change in control of the Company, including transactions in which the shareholders might otherwise receive a premium for their shares over the then current market price, and may adversely affect the market price of the Common Stock. The Board of Directors does not currently intend to seek shareholder approval prior to any issuance of Common Stock or Preferred Stock, unless otherwise required by law.

    The Company is also subject to prior regulatory approval by the FCC and various state regulatory agencies for a transfer of control of the Company or for the assignment of the Company's intrastate certification authority and its international authority. The 1934 Communications Act provides that non-U.S. citizens, foreign governments or their representatives or corporations organized under the laws of a foreign country may not own in the aggregate more than 20% of a company that owns common carrier radio licenses such as the Company. In addition, because the Company holds FCC authority to provide international service, the FCC will scrutinize an ownership interest in the Company of greater than 25%, or a controlling interest at any level, by a dominant foreign carrier. International carriers, such as the Company, must notify the FCC 60 days in advance of an acquisition of a 10% or greater interest by a foreign carrier in such carriers. Furthermore, the Company's bank loan agreement provides that an event of default thereunder will occur if all or a controlling interest in the Company's capital stock is sold, assigned or otherwise transferred. Any of the foregoing factors could have the effect of delaying, deferring or preventing a change of control of the Company. See "--Preferred Stock" and "Business--Government Regulation."

TRANSFER AGENT AND REPORTS

    The transfer agent and registrar for the Company's Common Stock is         ,
        .

                        SHARES ELIGIBLE FOR FUTURE SALE


    Upon completion of the Offering, the Company will have outstanding 3,477,816 shares of Common Stock, assuming no exercise of options or warrants after the date of this Prospectus. Of these shares, all 1,250,000 shares offered hereby (1,437,500 shares if the Underwriters' over-allotment options are exercised in full) will be freely tradeable in the public market without restriction unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. The remaining 2,227,816 shares of Common Stock outstanding upon completion of the Offering are "restricted securities" as that term is defined in Rule 144.



    The executive officers and directors of the Company, who as of the date of this Prospectus held an aggregate of 2,225,008 shares of Common Stock and options to purchase an aggregate of 146,695 shares, all of which will be currently exercisable upon closing of the Offering, have entered into lock-up agreements (collectively, the "Lock-Up Agreements") with the Representative pursuant to which such persons have agreed not to sell any of such shares of Common Stock owned by such persons pursuant to Rule 144 under the Securities Act or otherwise, without the prior written consent of the Representative, for a period of one year from the date of this Prospectus. The Representative has informed the Company that it does not intend to reduce or eliminate the lock-up period except with respect to the sale of shares by Mr. Leonards to Mr. Allen described in "Principal Shareholders."



    Upon expiration of the one-year lock-up period, approximately 2,225,008 additional shares of Common Stock will be eligible for sale subject to the timing, volume and manner of sale restrictions of Rule 144. The 2,808 remaining restricted shares held by an existing shareholder will become eligible for sale at various times over a period of less than one year. In addition, 13,919 shares subject to outstanding vested stock options, if exercised, will become eligible for sale 90 days after the effectiveness of the Offering and, upon expiration of certain Lock-Up Agreements, an additional 146,695 shares subject to outstanding stock options (including unvested options the vesting of which will become automatically accelerated upon completion of the Offering), if exercised, will be eligible for sale, in each case subject to the restrictions of Rule 701 unless sold pursuant to an effective registration statement under the Securities Act.


    In general, under Rule 144 (as amended effective as of April 29, 1997), a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year, including persons who may be deemed to be "affiliates" of the Company as that term is defined under Rule 144, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock (34,778 shares after the Offering) or the average weekly trading volume in the Nasdaq National Market during the four calendar weeks preceding the date on which the notice of the sale is filed with the SEC. Sales by affiliates and beneficial owners of restricted securities held for less than two years may not be made under Rule 144 until 90 days after the date of this Prospectus and are subject to the foregoing volume limitations and to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. However, a person who is not an affiliate of the Company at any time within 90 days preceding a sale and who has beneficially owned shares for at least two years would be entitled immediately, upon the date of this Prospectus, to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, notice and current public information requirements. In general, Rule 701 permits resales of shares issued pursuant to certain compensatory benefit plans and contracts commencing 90 days after an issuer becomes subject to the reporting requirements of the Exchange Act (which will occur upon completion of the Offering) in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirements, contained in Rule 144.

    The Company, which has granted outstanding options to acquire 160,614 shares under the Incentive Stock Option Plan, does not intend to grant any additional options under that plan. There are also (i) 300,000 shares of Common Stock reserved for issuance under the 1997 Stock Option Plan

(ii) 100,000 shares of Common Stock reserved for issuance under the 1997 Director Option Plan and (iv) 125,000 shares of Common Stock subject to the Representative's Warrant. The Company intends to file a registration statement after the Offering on Form S-8 under the Securities Act to register the 560,614 shares of stock issuable under the Company's stock option plans. See "Management--Benefit Plans." Shares issued upon exercise of options after the effective date of such registration statement will be generally eligible for sale in the open market, subject to expiration of certain Lock-Up Agreements. In addition, the Representative will receive demand and "piggy-back" registration rights in connection with the issuance of the Representative's Warrant. Registration of such shares under the Securities Act would result in such shares becoming freely tradeable without restriction under the Securities Act (except for shares purchased by affiliates of the Company) immediately upon the effective date of such registration. If the holder or holders of the Representative's Warrant exercise a demand registration right, such sales could have an adverse effect on the market price for the Company's Common Stock. If the Company were to include in a Company-initiated registration such shares pursuant to the exercise of piggy-back registration rights, such sales may have an adverse effect on the Company's ability to raise additional capital. The Representative's Warrant may not be exercised until the first anniversary of the date of this Prospectus. See "Description of Capital Stock-- Representative's Warrant" and "Underwriting."


    Prior to the Offering, there has been no public market for the Common Stock of the Company. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sales, will have on the market price of the Common Stock. Sales of a substantial number of shares of Common Stock in the public market following the Offering, or the perception that such sales could occur, could adversely affect the market price of the Company's Common Stock.

                                  UNDERWRITING


    The Underwriters named below, for whom Cruttenden Roth Incorporated is acting as the Representative, have agreed severally, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock indicated below opposite their respective names at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions, and that the Underwriters are committed to purchase all of such shares (other than those covered by the over-allotment option described below), if any are purchased.


                                                                                     NUMBER
UNDERWRITERS                                                                       OF SHARES
---------------------------------------------------------------------------------  ----------

Cruttenden Roth Incorporated.....................................................

                                                                                   ----------

  Total..........................................................................   1,250,000
                                                                                   ----------
                                                                                   ----------

    The Company has been advised by the Representative that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price reflected on the cover page of this Prospectus and to selected securities
dealers at such price less a concession not exceeding $      per share. The
Underwriters may allow, and such dealers may reallow, a concession not exceeding
$      per share to other dealers. After the public offering of the shares of
Common Stock, the public offering price and other offering terms may be changed. No change in such terms shall change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus.


    The Company has granted the Underwriters an over-allotment option, exercisable during the 45-day period after the date of this Prospectus, to purchase up to 87,500 additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus less the underwriting discounts and commissions. Ignatius W. Leonards, the Company's Chief Executive Officer, Chairman of the Board and a director also has granted the Underwriters an over-allotment option, exercisable during the 45-day period after the date of this Propsectus, to purchase up to 100,000 shares of Common Stock at the public offering price set forth on the cover page of this Prospectus less the underwriting discounts and commissions. The Underwriters may exercise the over-allotment options only to cover over-allotments in the sale of the Common Stock offered hereby. If the Underwriters exercise the over-allotment options, the Underwriters will purchase additional shares in approximately the same proportion from the Company and the Selling Shareholder as the shares set forth in the above table.



    In connection with the Offering, the Company has agreed to issue to the Representative the Representative's Warrant to purchase up to 125,000 shares of Common Stock. The Representative's Warrant is exercisable for a period of four years, beginning one year from the date of this Prospectus. The Representative's Warrant is exercisable at an exercise price equal to 120% of the initial price of the Common Stock being offered hereby to the public. The Representative's Warrant is nontransferable, except (i) to officers of the Representative, (ii) to general partnerships, the general partners of which are the Representative and one or more persons, each of whom on the date of transfer is an officer of the Representative, (iii) a successor to the Representative in any merger or consolidation, (iv) to a purchaser of all or substantially all of the Representative's assets, or (v) to any person receiving the Representative's Warrant from the persons listed in (i)-(iv). The holders of the Representative's Warrant will have, in that capacity, no voting, dividend or other shareholder rights. During the exercise period, the holders of the

Representative's Warrant are entitled to certain demand and "piggy-back" registration rights which will expire five years after the date of this Prospectus and which may require the Company to register for public resale the shares of Common Stock issuable under the Representative's Warrant. The number of shares covered by the Representative's Warrant and the exercise price thereof are subject to adjustment in certain events to prevent dilution. Any profit realized by the Representative on the sale of securities issuable upon exercise of the Representative's Warrant may be deemed to be additional underwriting compensation.


    The Representative will also receive at the closing of the Offering a nonaccountable expense allowance equal to 3% of the aggregate public offering price of the shares of Common Stock sold in the Offering including proceeds from the over-allotment option, if exercised. The Representative's expenses in excess of the non-accountable expense allowance, including its legal expenses, will be borne by the Representative. To the extent that the expenses of the Representative are less than the non-accountable expense allowance, the excess shall be deemed to be compensation to the Representative.

    The Representative has informed the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

    In addition, the Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute in certain events to any liabilities incurred by the Underwriters in connection with the sale of shares of Common Stock.


    Prior to the Offering, there has not been a public market for the Common Stock. The public offering price of the Common Stock will be determined by arm's-length negotiation between the Company and the Representative. Among the factors to be considered by the Company and the Representative in pricing the Common Stock are prevailing market conditions, the results of operations, current financial condition and future prospects of the Company, the experience of management, the amount of ownership to be retained by present shareholders, the general condition of the economy and the demand for similar securities of companies considered comparable to the Company.



    Certain persons participating in the Offering may overallot or effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the Offering. A penalty bid means an arrangement that permits the Underwriters to reclaim a selling concession from a syndicate member in connection with the Offering when shares of Common Stock sold by the syndicate member in connection with the Offering are purchased in syndicate covering transactions. Such transactions may be effected on the Nasdaq Stock Market, in the over-the-counter market, or otherwise. Such stabilizing, if commenced, may be discontinued at any time.


    The foregoing sets forth the material terms and conditions of the Underwriting Agreement, but does not purport to be a complete statement of the terms and conditions thereof. Copies of the Underwriting Agreement are on file at the offices of the Representative, the Company and the SEC. See "Additional Information."

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby will be passed upon for the Company by Munsch Hardt Kopf Harr & Dinan, P.C., Dallas, Texas. Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Underwriters by Brobeck, Phleger & Harrison LLP, Austin, Texas.

                                    EXPERTS


    The consolidated financial statements of IWL Communications, Incorporated at June 30, 1995 and 1996 and for each of the three years ended June 30, 1996, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of such firm as experts in accounting and auditing.


                             ADDITIONAL INFORMATION

    The Company has not previously been subject to the reporting requirements of the Exchange Act. The Company has filed with the SEC a Registration Statement (which term shall include any amendments thereto) on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement and exhibits. Statements contained in this Prospectus as to the contents of any document are not necessarily complete and in each instance are qualified in their entirety by reference to the copy of the appropriate document filed with the SEC. The Registration Statement, including the exhibits thereto, may be examined without charge at the SEC's public reference facility at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, copies of all or any part of the Registration Statement, including such exhibits thereto, may be obtained from the SEC at its principal office in Washington, D.C., upon payment of the fees prescribed by the SEC.

    The Registration Statement and the reports and other information to be filed by the Company following the Offering in accordance with the Exchange Act can be inspected and copied at the principal office of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the SEC: 7 World Trade Center, New York, NY 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60601. Copies of such material may be obtained from the Public Reference Section of the SEC at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the SEC. The SEC maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the SEC.

    The Company intends to provide its shareholders with annual reports containing consolidated financial statements audited by independent auditors and quarterly reports for the first three fiscal quarters of each year containing unaudited summary consolidated financial information.

                   IWL COMMUNICATIONS, INC. AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report..........................................................        F-2

Consolidated Balance Sheets at June 30, 1995 and 1996 and December 31, 1996
  (Unaudited).........................................................................        F-3

Consolidated Statements of Operations for the Years Ended June 30, 1994, 1995 and 1996
  and for the Six Months Ended December 31, 1995 and 1996 (Unaudited).................        F-4

Consolidated Statements of Stockholders' Equity for the Years Ended June 30, 1994,
  1995 and 1996 and for the Six Months Ended December 31, 1996 (Unaudited)............        F-5

Consolidated Statements of Cash Flows for the Years Ended June 30, 1994, 1995 and 1996
  and for the Six Months Ended December 31, 1995 and 1996 (Unaudited).................        F-6

Notes to Consolidated Financial Statements............................................        F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
IWL Communications, Inc. and Subsidiaries:

    We have audited the accompanying consolidated balance sheets of IWL Communications, Inc. and Subsidiaries (the Company) as of June 30, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years ended June 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of IWL Communications, Inc. and Subsidiaries as of June 30, 1995 and 1996 and the results of their operations and their cash flows for each of the three years ended June 30, 1996, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Houston, Texas
August 12, 1996

                   IWL COMMUNICATIONS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS


                                                                                           JUNE 30,
                                                                                   -------------------------
                                                                                      1995          1996
                                                                                   -----------  ------------  DECEMBER 31,
                                                                                                                  1996
                                                                                                              -------------
                                                                                                               (UNAUDITED)
Current assets:
  Cash and cash equivalents......................................................  $   290,629  $    360,930  $     423,262
  Accounts receivable:
    Trade, less allowance for doubtful accounts of $27,981, $74,513 and $64,991,
      respectively...............................................................    2,028,368     5,501,317      5,019,482
    Affiliate....................................................................       22,849        73,234         36,713
    Other........................................................................       22,738         7,172         57,259
  Notes receivable--trade, current portion.......................................      329,354       230,429        115,867
  Inventory......................................................................      598,358       851,380      1,719,622
  Costs and estimated earnings in excess of billings on uncompleted contracts....        2,881       135,675         83,265
  Deferred tax asset--current....................................................       27,673        74,659         79,334
  Prepaid expenses and deposits..................................................      132,208       132,266        365,146
  Deferred offering costs........................................................      --            --              95,334
                                                                                   -----------  ------------  -------------
      Total current assets.......................................................    3,455,058     7,367,062      7,995,284
                                                                                   -----------  ------------  -------------
Property, plant and equipment....................................................    7,163,812     8,385,538     10,708,375
  Accumulated depreciation.......................................................   (3,038,446)   (3,894,863)    (4,432,211)
                                                                                   -----------  ------------  -------------
      Net property, plant and equipment..........................................    4,125,366     4,490,675      6,276,164
                                                                                   -----------  ------------  -------------
Investment in unconsolidated subsidiary..........................................      323,026       297,153        347,929
Notes receivable--trade, noncurrent portion......................................      277,528       112,118         84,900
Other assets.....................................................................       51,366       142,330        198,426
                                                                                   -----------  ------------  -------------
      Total assets...............................................................  $ 8,232,344  $ 12,409,338  $  14,902,703
                                                                                   -----------  ------------  -------------
                                                                                   -----------  ------------  -------------
                                           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable--current portion.................................................  $ 2,262,932  $    997,904  $   1,105,964
  Trade accounts payable and accrued expenses....................................    1,145,165     3,907,185      3,873,057
  Customer deposits..............................................................       61,301       388,993        114,099
  Federal income taxes payable...................................................      --             37,418         35,775
  Deferred revenue--current portion..............................................      250,962       175,977        588,360
  Billings in excess of costs and estimated earnings on uncompleted contracts....      --             48,892        135,501
                                                                                   -----------  ------------  -------------
      Total current liabilities..................................................    3,720,360     5,556,369      5,852,756
                                                                                   -----------  ------------  -------------
Notes payable, noncurrent portion................................................    1,328,594     2,943,837      4,865,448
Deferred revenue, noncurrent portion.............................................      122,122        66,748         32,516
Deferred income taxes............................................................      106,576       144,034        183,228
                                                                                   -----------  ------------  -------------
      Total liabilities..........................................................    5,277,652     8,710,988     10,933,948
                                                                                   -----------  ------------  -------------
Stockholders' equity:
  Common stock, $.01 par value. 100,000,000 authorized; 2,222,200, 2,225,008 and
    2,227,816 issued and outstanding at June 30, 1995, 1996, and December 31,
    1996, respectively...........................................................       22,222        22,250         22,278
  Additional paid-in capital.....................................................      249,658       259,626        269,595
  Retained earnings..............................................................    2,682,812     3,416,474      3,676,882
                                                                                   -----------  ------------  -------------
      Total stockholders' equity.................................................    2,954,692     3,698,350      3,968,755
Commitments
                                                                                   -----------  ------------  -------------
      Total liabilities and stockholders' equity.................................  $ 8,232,344  $ 12,409,338  $  14,902,703
                                                                                   -----------  ------------  -------------
                                                                                   -----------  ------------  -------------


          See accompanying notes to consolidated financial statements.

                   IWL COMMUNICATIONS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                                     SIX MONTHS
                                                                                                        ENDED
                                                          YEAR ENDED JUNE 30,                       DECEMBER 31,
                                             ---------------------------------------------  -----------------------------
                                                  1994           1995            1996           1995            1996
                                             --------------  -------------  --------------  -------------  --------------
                                                                                                     (UNAUDITED)
Sales:
  Telecom and carrier......................  $   13,642,478  $  14,565,699  $   15,683,375  $   6,663,600  $    9,528,296
  Land mobile..............................       1,217,501      1,228,375       1,558,858        533,177       1,420,571
  Product resales..........................        --             --            10,553,846       --             4,695,225
                                             --------------  -------------  --------------  -------------  --------------
    Total sales............................      14,859,979     15,794,074      27,796,079      7,196,777      15,644,092
    Cost of sales (exclusive of items shown
      separately below)....................     (10,071,384)    (9,639,347)    (10,827,606)    (4,226,509)     (7,004,414)
    Cost of sales--product resales.........        --             --            (9,587,738)      --            (4,680,001)
                                             --------------  -------------  --------------  -------------  --------------
    Gross profit...........................       4,788,595      6,154,727       7,380,735      2,970,268       3,959,677
Selling expenses...........................         892,452        862,183         842,038        394,141         494,702
General and administrative expenses........       3,178,101      3,537,004       4,257,067      1,930,772       2,240,224
Depreciation and amortization..............         570,770        820,957       1,003,296        482,509         635,415
                                             --------------  -------------  --------------  -------------  --------------
    Income from operations.................         147,272        934,583       1,278,334        162,846         589,336
                                             --------------  -------------  --------------  -------------  --------------
Other income (expense):
  Interest income..........................          33,604         52,036          46,269         27,372          17,764
  Interest expense.........................        (248,827)      (296,299)       (316,412)      (175,656)       (231,490)
  Equity in earnings (loss) of
    unconsolidated subsidiary..............          17,198        105,829         (25,873)        28,500             776
  Gain from sale of assets.................         212,457         24,926          67,021         85,315          18,148
  Other....................................          23,424          8,123              31             32              28
                                             --------------  -------------  --------------  -------------  --------------
    Total other income (expense)...........          37,856       (105,385)       (228,964)       (34,437)       (194,774)
                                             --------------  -------------  --------------  -------------  --------------
    Income before income taxes.............         185,128        829,198       1,049,370        128,409         394,562
Income tax expense.........................          41,304        293,557         315,708         43,700         134,154
                                             --------------  -------------  --------------  -------------  --------------
    Net income.............................  $      143,824  $     535,641  $      733,662  $      84,709  $      260,408
                                             --------------  -------------  --------------  -------------  --------------
                                             --------------  -------------  --------------  -------------  --------------
Net income per share.......................  $         0.07  $        0.24  $         0.33  $        0.04  $         0.12
                                             --------------  -------------  --------------  -------------  --------------
                                             --------------  -------------  --------------  -------------  --------------
Weighted average shares outstanding........       2,011,160      2,232,751       2,232,967      2,232,751       2,233,244
                                             --------------  -------------  --------------  -------------  --------------
                                             --------------  -------------  --------------  -------------  --------------


          See accompanying notes to consolidated financial statements.

                   IWL COMMUNICATIONS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                          COMMON STOCK       ADDITIONAL
                                      ---------------------   PAID-IN      RETAINED     TREASURY
                                        SHARES     AMOUNT     CAPITAL      EARNINGS       STOCK        TOTAL
                                      ----------  ---------  ----------  ------------  -----------  ------------
Balances at June 30, 1993...........   2,000,000  $  20,000  $  231,028  $  2,003,347  $  (296,136) $  1,958,239

Issuance of stock...................     222,200      2,222     314,766       --           --            316,988

Retirement of treasury stock........      --         --        (296,136)      --           296,136       --

Net income for the year.............      --         --          --           143,824      --            143,824
                                      ----------  ---------  ----------  ------------  -----------  ------------

Balances at June 30, 1994...........   2,222,200     22,222     249,658     2,147,171      --          2,419,051

Net income for the year.............      --         --          --           535,641      --            535,641
                                      ----------  ---------  ----------  ------------  -----------  ------------

Balances at June 30, 1995...........   2,222,200     22,222     249,658     2,682,812      --          2,954,692

Issuance of stock...................       2,808         28       9,968       --           --              9,996

Net income for the year.............      --         --          --           733,662      --            733,662
                                      ----------  ---------  ----------  ------------  -----------  ------------

Balances at June 30, 1996...........   2,225,008     22,250     259,626     3,416,474      --          3,698,350

Issuance of stock (Unaudited).......       2,808         28       9,969       --           --              9,997

Net income for the year
  (Unaudited).......................      --         --          --           260,408      --            260,408
                                      ----------  ---------  ----------  ------------  -----------  ------------

Balance at December 31, 1996
  (Unaudited).......................   2,227,816  $  22,278  $  269,595  $  3,676,882  $   --       $  3,968,755
                                      ----------  ---------  ----------  ------------  -----------  ------------
                                      ----------  ---------  ----------  ------------  -----------  ------------

          See accompanying notes to consolidated financial statements.

                   IWL COMMUNICATIONS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                      SIX MONTHS ENDED
                                                                    YEAR ENDED JUNE 30,                 DECEMBER 31,
                                                           -------------------------------------  ------------------------
                                                              1994         1995         1996         1995         1996
                                                           -----------  -----------  -----------  -----------  -----------
                                                                                                        (UNAUDITED)
Cash flows from operating activities:
  Net income.............................................  $   143,824  $   535,641  $   733,662  $    84,709  $   260,408
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and amortization........................      570,770      820,957    1,003,296      482,509      635,415
    Gain from sale of assets.............................     (212,457)     (24,926)     (67,021)     (85,315)     (18,148)
    Deferred income taxes................................      (70,007)      78,903       (9,528)     (40,149)      34,509
    Equity in earnings (loss) of unconsolidated
      subsidiary.........................................      (17,198)    (105,829)      25,873      (28,500)        (776)
    Changes in operating assets and liabilities:
      Accounts receivable................................   (1,053,588)    (296,166)  (3,903,405)    (772,320)     468,269
      Inventory..........................................      450,091      374,297     (253,022)     (81,109)    (868,242)
      Costs and estimated earnings in excess of bilings..      --            (2,881)    (132,794)     --            52,410
      Prepaid expenses and other current assets..........       17,412      (43,997)         (58)       3,550     (232,870)
      Deferred offering costs............................      --           --           --           --           (95,334)
      Other assets.......................................      (85,260)      32,274     (101,611)     (47,245)     (56,096)
      Trade accounts payable and accrued expenses........       72,128     (640,238)   2,762,020      251,889      (34,128)
      Customer deposits..................................      179,511     (118,485)     327,692       25,691     (274,894)
      Deferred revenues..................................     (486,904)     177,296     (130,359)   1,984,409      378,151
      Billings in excess of costs and estimated
        earnings.........................................      --           --            48,892      --            86,609
      Federal income taxes payable.......................      (19,060)     (90,559)      37,418       43,700       (1,643)
                                                           -----------  -----------  -----------  -----------  -----------
        Net cash provided by operating activities........     (510,738)     696,287      341,055    1,821,819      333,640
                                                           -----------  -----------  -----------  -----------  -----------
Cash flows from investing activities:
  Purchase of property, plant, and equipment.............   (1,439,110)  (1,585,103)  (1,492,487)    (594,586)  (2,431,532)
  Proceeds from disposals of property, plant, and
    equipment............................................      179,290       70,525      201,550      149,812       28,776
  Proceeds from notes receivable.........................      476,916      283,755      659,972      509,656      141,780
  Investment in unconsolidated subsidiary................     (200,000)     --           --           --           (50,000)
                                                           -----------  -----------  -----------  -----------  -----------
        Net cash provided by (used in) investing
          activities.....................................     (982,904)  (1,230,823)    (630,965)      64,882   (2,310,976)
                                                           -----------  -----------  -----------  -----------  -----------
Cash flows from financing activities:
  Proceeds from debt.....................................    1,483,624    2,350,729    8,352,398    1,417,787    2,684,377
  Debt payments..........................................     (336,904)  (1,496,470)  (8,002,183)  (2,177,229)    (654,706)
  Proceeds from issuance of common stock.................      316,988      --             9,996      --             9,997
  Decrease in cash overdraft.............................      (41,888)     (29,094)     --           --           --
                                                           -----------  -----------  -----------  -----------  -----------
        Net cash provided by (used in) financing
          activities.....................................    1,421,820      825,165      360,211     (759,442)   2,039,668
                                                           -----------  -----------  -----------  -----------  -----------
Net increase (decrease) in cash for period...............      (71,822)     290,629       70,301    1,127,259       62,332
Cash and cash equivalents at beginning of period.........       71,822      --           290,629      290,629      360,930
                                                           -----------  -----------  -----------  -----------  -----------
Cash and cash equivalents at end of period...............  $   --       $   290,629  $   360,930  $ 1,417,888  $   423,262
                                                           -----------  -----------  -----------  -----------  -----------
                                                           -----------  -----------  -----------  -----------  -----------
Supplemental disclosures of cash flow information:
  Cash paid for interest.................................  $   261,500  $   317,404  $   298,546  $   132,087  $   213,918
                                                           -----------  -----------  -----------  -----------  -----------
                                                           -----------  -----------  -----------  -----------  -----------
  Cash paid for income taxes.............................  $   109,619  $   367,267  $   150,866  $    14,555  $    57,500
                                                           -----------  -----------  -----------  -----------  -----------
                                                           -----------  -----------  -----------  -----------  -----------
                                  SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING ACTIVITIES
Conversion of accounts receivable to notes receivable....  $   558,654  $   331,983  $   395,637      --           --
                                                           -----------  -----------  -----------  -----------  -----------
                                                           -----------  -----------  -----------  -----------  -----------


          See accompanying notes to consolidated financial statements.

                   IWL COMMUNICATIONS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     (INFORMATION FOR THE SIX MONTHS ENDED
                    DECEMBER 31, 1995 AND 1996 IS UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    NATURE OF BUSINESS

    The Company provides communications solutions to customers with operations in remote, difficult-access regions and in areas around the world where government deregulation has created new market opportunities. The Company delivers communications services to its customers by utilizing a broad range of analog and digital technologies, including satellite, microwave radio, conventional two-way radio and fiber optic cable. The Company has operations in Friendswood and Houston, Texas, New Orleans and Lafayette, Louisiana and Moscow, Russia.

    BASIS OF PRESENTATION

    The consolidated financial statements include the accounts of IWL Communications, Inc. and its wholly-owned subsidiaries, Spacelink Systems, Inc., Spacelink Systems FSC, Inc. and IWL Communications Ltd. (Russia). All material intercompany accounts and transactions have been eliminated. The Company's investment in and operating results of Kenwood Systems Group, which is a 50% owned entity, are included in the accompanying financial statements on the basis of the equity method of accounting.

    CASH EQUIVALENTS

    The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

    CONCENTRATION OF CREDIT RISK

    The Company performs credit evaluations of its customers, but does not require collateral.

    MAJOR CUSTOMERS AND SUPPLIERS

    For the year ended June 30, 1996, approximately $11,450,000 (41%) of the Company's sales were from one customer. At June 30, 1996, accounts receivable-trade included balances of approximately $2,346,000 and $561,000 from two of the Company's major customers.

    The majority of these sales ($10,553,846) were attributable to a one-time project, which includes a significant equipment resale component, that the Company expects will be substantially completed in fiscal 1997 and, therefore, is not expected to contribute in a material manner to the Company's revenue in future periods.

    The Company purchases substantially all of its telecommunications equipment for use in the oil and gas industry from one supplier pursuant to an exclusive distributorship agreement.

    INVENTORY

    Inventory substantially consists of parts and equipment held for resale. Inventory that can be specifically identified using a unique identification number is stated at the lower of specific cost or market. Inventory that cannot be specifically identified is stated at the lower of cost or market where cost is determined using the first in-first out method. Market value, in all cases, represents the lower of replacement cost or net realizable value.

                   IWL COMMUNICATIONS, INC. AND SUBSIDIARIES

                     (INFORMATION FOR THE SIX MONTHS ENDED
                    DECEMBER 31, 1995 AND 1996 IS UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    PROPERTY, PLANT AND EQUIPMENT/DEPRECIATION

    Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as indicated below:

Buildings and improvements......................................  7-31 years
Vehicles........................................................     5 years
Furniture and fixtures..........................................   5-7 years
Leasehold improvements..........................................  Lease term
Equipment for rent/lease........................................  7-10 years
Computers, office and test equipment............................   5-7 years

    Significant expenditures that add materially to the utility or useful lives of property, plant and equipment are capitalized. All other maintenance and repair costs are charged to current operations. The cost and related accumulated depreciation of assets replaced, retired or otherwise disposed of are eliminated from the property accounts and any gain or loss is reflected as other income and expense.

    REVENUE RECOGNITION


    The Company provides services such as telecom and carrier services and land mobile services whose revenue is recognized based on the monthly service provided. Lease revenues from equipment rentals are recorded over the life of the lease contract. Communication systems contracts are typically fixed price and revenue is recognized based on the percentage-of-completion method, primarily based on contract cost incurred to date compared with total estimated contract costs. Changes to total estimated costs and estimated earnings or losses, if any, are recognized in excess of amounts billed and are classified as current assets. It is anticipated that the incurred costs associated with work in progress at the end of the respective periods will be billed and collected within the next year. Amounts received from clients in excess of revenues recognized to date are classified as current liabilities.



    The following are components of revenues for the respective periods:



                                                                                          SIX MONTHS ENDED
                                                    YEAR ENDED JUNE 30,                     DECEMBER 31,
                                            1994           1995           1996           1995          1996
                                        -------------  -------------  -------------  ------------  -------------
Service Revenue.......................  $  11,559,422  $  10,004,504  $  10,711,342  $  4,049,561  $   7,303,096
Rental Revenue........................      3,300,557      5,789,570      6,530,891     3,147,216      3,645,771
Product Revenue.......................       --             --           10,553,846       --           4,695,225
                                        -------------  -------------  -------------  ------------  -------------
                                        $  14,859,979  $  15,794,074  $  27,796,079  $  7,196,777  $  15,644,092



    Both telecom and carrier and landmobile revenues are comprised of service and rental activities.


    STOCK OPTION PLAN

    Prior to July 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related interpretations. As such, compensation expense would be recorded on the date of grant

                   IWL COMMUNICATIONS, INC. AND SUBSIDIARIES

                     (INFORMATION FOR THE SIX MONTHS ENDED
                    DECEMBER 31, 1995 AND 1996 IS UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) only if the current market price of the underlying stock exceeded the exercise price. On July 1, 1996, the Company adopted SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123 commencing in its June 30, 1997 financial statements.

    INCOME TAXES

    The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rate and laws that will be in effect when the differences are expected to reverse.

    The provision for income taxes includes federal, foreign, state and local income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities.


    FAIR VALUE



    The Company believes that the carrying amounts of its current assets and current liabilities approximate the fair value of such items due to their short-term nature. The carrying amount of long-term debt approximates its fair value because interest rates approximate market.


    ESTIMATES

    Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

    INTERIM FINANCIAL STATEMENTS

    The consolidated financial statements at December 31, 1996 and for the six months ended December 31, 1995 and 1996 are unaudited. In the opinion of the Company, the unaudited consolidated financial statements at December 31, 1996 and for the six months ended December 31, 1995 and 1996, include all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the financial position and results of operations for such periods. Results of operations for the six months ended December 31, 1996 are not necessarily indicative of results to be expected for the full year.

    NET INCOME PER SHARE


    Earnings (loss) per common share are based on the weighted average number of common stock outstanding during the respective periods adjusted for common stock equivalents when dilutive and

                   IWL COMMUNICATIONS, INC. AND SUBSIDIARIES

                     (INFORMATION FOR THE SIX MONTHS ENDED
                    DECEMBER 31, 1995 AND 1996 IS UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

significant except as described below. Pursuant to certain Securities and Exchange Commission (SEC) Staff Accounting Bulletins, common stock issued for consideration below the assumed initial public offering (IPO) price and stock options and warrants granted with exercise prices below the assumed IPO price during the 12-month period prior to the date of the initial filing of the Registration Statement, even when antidulitive, have been included in the calculation of net income (loss) per share, using the treasury stock method based on the assumed IPO price, as if they were outstanding for all periods presented prior to their issuance or grant.



    Fully diluted earnings per share are not presented for 1994, 1995 and 1996 because they do not materially differ from primary earnings per share.


    On November 1, 1995, the Board of Directors declared a two hundred-for-one common stock split effective November 1, 1995. All share amounts and numbers of shares have been restated to reflect the stock split.

(2) NOTES RECEIVABLE

    Notes receivable due from customers on the sale of communications equipment at June 30, 1995, June 30, 1996 and December 31, 1996 were as follows:

                                                                    JUNE 30,    JUNE 30,   DECEMBER 31,
                                                                      1995        1996         1996
                                                                   ----------  ----------  ------------
                                                                                           (UNAUDITED)
Note dated May 1, 1996, at 10.5% interest, with the first 12 monthly payments of principal and interest of $18,243, and the next 24 monthly payments of principal and interest of
  $5,377.........................................................  $   --      $  297,352   $  200,767
Note dated November 16, 1994, at 12.5% interest, with 24 fixed
  monthly payments of principal and interest of $9,461...........     146,120      45,195       --
Note dated May 1, 1994, at 10.0% interest, with 36 fixed monthly payments of principal and interest of $18,136. Note was paid in
  full December 1995.............................................     373,273      --           --
Note dated June 30, 1994, at 10.0% interest, with 36 fixed
  monthly payments of principal and interest of $1,819. Note was
  paid in full December 1995.....................................      39,408      --           --
Note dated August 31, 1994, at 10.0% interest, with 36 fixed monthly payments of principal and interest of $2,065. Note was
  paid in full December 1995.....................................      48,081      --           --
                                                                   ----------  ----------  ------------
                                                                      606,882     342,547      200,767
Less current portion.............................................     329,354     230,429      115,867
                                                                   ----------  ----------  ------------
                                                                   $  277,528  $  112,118   $   84,900
                                                                   ----------  ----------  ------------
                                                                   ----------  ----------  ------------

                   IWL COMMUNICATIONS, INC. AND SUBSIDIARIES

                     (INFORMATION FOR THE SIX MONTHS ENDED
                    DECEMBER 31, 1995 AND 1996 IS UNAUDITED)


(3) COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS



                                                                     JUNE 30,   JUNE 30,   DECEMBER 31,
                                                                       1995       1996         1996
                                                                     ---------  ---------  ------------
Costs incurred on uncompleted contracts............................    163,459    271,100      523,380
Estimated earnings.................................................     48,826    127,332      193,379
                                                                     ---------  ---------  ------------
                                                                       212,285    398,432      716,759
Less: Billings to date.............................................    209,404    311,649      768,995
                                                                     ---------  ---------  ------------
                                                                         2,881     86,783      (52,236)
                                                                     ---------  ---------  ------------
                                                                     ---------  ---------  ------------
Included in accompanying balance sheet under the following
  captions:
  Costs and estimated earnings in excess of billings on uncompleted
    contracts......................................................      2,881    135,675       83,265
  Billings in excess of costs and estimated earnings on uncompleted
    contracts......................................................          0    (48,892)    (135,501)
                                                                     ---------  ---------  ------------
                                                                         2,881     86,783      (52,236)
                                                                     ---------  ---------  ------------
                                                                     ---------  ---------  ------------



(4) INVESTMENT IN KENWOOD SYSTEMS GROUP



    The Company owns 50% of the voting common stock of Kenwood Systems Group, Inc. (KSG), a California corporation. The remaining 50% of the voting common stock is owned by Kenwood Americas Corporation (KAC). The Company and KAC are the original owners of KSG which began operations on May 1, 1994. KSG engineers and fabricates turnkey solutions of 800 and 900 MHz trunk radio systems under the Kenwood brand name.


    The investment is recorded using the equity method in which the original investment, adjusted for the Company's proportionate share of KSG's income, losses and dividend distributions, is recorded as a long-term investment. The Company's original investment in KSG was $200,000. An additional investment of $50,000 was made during the six months ended December 31, 1996. The Company's proportionate share of KSG's (losses)/earnings for the years ended June 30, 1994, 1995 and 1996 were $17,198, $105,829 and ($25,873), respectively. The
Company's proportionate share of KSG's earnings for the six months ended December 31, 1995 and 1996 were $28,500 and $776, respectively.

    The Company receives a management fee from KSG equal to 2% of gross sales that is paid quarterly. For the years ended June 30, 1994, 1995 and 1996, the Company earned a management fee of $15,820, $59,995, and $58,253, respectively. The Company earned management fees for the six months ended December 31, 1995 and 1996 of $42,195 and $30,887, respectively. In addition, KSG is covered by worker's compensation, property, medical, dental and general liability insurance policies maintained by the Company. KSG also purchases various supplies and computer equipment from the Company from time to time. Employees of KSG are eligible to participate in a 401(k) plan maintained by the Company. Billings by the Company to KSG for the year ended June 30, 1996 for insurance, supplies, equipment and management fees totaled approximately $267,000. At June 30, 1995 and 1996, $22,849 and $73,234 is included on the accompanying balance sheet as account receivable-affiliate which is due from KSG. At December 31, 1996 $36,713 is included as account receivable-affiliate which is due from KSG.

                   IWL COMMUNICATIONS, INC. AND SUBSIDIARIES

                     (INFORMATION FOR THE SIX MONTHS ENDED
                    DECEMBER 31, 1995 AND 1996 IS UNAUDITED)


(4) INVESTMENT IN KENWOOD SYSTEMS GROUP (CONTINUED)

    Pertinent financial data (unaudited) of KSG, at or for the years ended June 30, 1995, June 30, 1996 and the six months ended December 31, 1996 is as follows:

                                                       JUNE 30,      JUNE 30,    DECEMBER 31,
                                                         1995          1996          1996
                                                     ------------  ------------  ------------
Total assets.......................................  $  1,095,449  $  1,248,217   $1,553,110
                                                     ------------  ------------  ------------
                                                     ------------  ------------  ------------
Stockholders' equity...............................  $    646,053  $    594,307   $  712,133
                                                     ------------  ------------  ------------
                                                     ------------  ------------  ------------
Revenues...........................................  $  2,999,745  $  2,912,637   $1,544,374
                                                     ------------  ------------  ------------
                                                     ------------  ------------  ------------
Net earnings (loss)................................  $    211,660  $    (51,746)  $    1,552
                                                     ------------  ------------  ------------
                                                     ------------  ------------  ------------


(5) ALLOWANCE FOR DOUBTFUL ACCOUNTS



    The activity in the allowance for doubtful accounts is as follows:



                                                           BALANCE AT    CHARGED TO    WRITE-OFFS     BALANCE AT
                                                          BEGINNING OF    COSTS AND        NET            THE
                                                             PERIOD       EXPENSES    OF RECOVERIES  END OF PERIOD
                                                          -------------  -----------  -------------  -------------
Year ended June 30, 1995................................       85,000        29,510       (86,529)        27,981
Year ended June 30, 1996................................       27,981        46,500             0         74,481

                   IWL COMMUNICATIONS, INC. AND SUBSIDIARIES

                     (INFORMATION FOR THE SIX MONTHS ENDED
                    DECEMBER 31, 1995 AND 1996 IS UNAUDITED)


(6) PROPERTY, PLANT AND EQUIPMENT



    Property, plant and equipment at June 30, 1995, June 30, 1996 and December 31, 1996 was as follows:



                                                                          JUNE 30,      JUNE 30,    DECEMBER 31,
                                                                            1995          1996          1996
                                                                        ------------  ------------  -------------
                                                                                                     (UNAUDITED)
Assets
  Land................................................................  $     41,046  $     41,046  $      41,046
  Equip. for Rent/Lease...............................................     5,932,122     6,355,557      7,804,835
  Building & Improvements.............................................       418,473       456,355        461,478
  Computer, Office & Test Equip.......................................       371,032       889,326      1,547,028
  Vehicles............................................................       257,506       475,353        578,517
  Furniture & Fixtures................................................       143,633       167,901        275,471
                                                                        ------------  ------------  -------------
                                                                           7,163,812     8,385,538     10,708,375
Accumulated depreciation and amortization
  Equip. for Rent/Lease...............................................     2,614,179     3,316,813      3,730,497
  Building & Improvements.............................................       124,187       144,548        154,896
  Computer, Office & Test Equip.......................................        34,686       100,283        171,259
  Vehicles............................................................       187,953       234,601        260,618
  Furniture & Fixtures................................................        77,441        98,618        114,941
                                                                        ------------  ------------  -------------
                                                                           3,038,446     3,894,863      4,432,211
                                                                        ------------  ------------  -------------
Net property, plant and equipment.....................................  $  4,125,366  $  4,490,675  $   6,276,164
                                                                        ------------  ------------  -------------
                                                                        ------------  ------------  -------------



(7) SEGMENT AND GEOGRAPHIC INFORMATION



    The Company operates in one industry segment: to provide advanced communication solutions. The Company markets and sells its products and services in the United States and in foreign countries through its direct sales organization.

                   IWL COMMUNICATIONS, INC. AND SUBSIDIARIES

                     (INFORMATION FOR THE SIX MONTHS ENDED
                    DECEMBER 31, 1995 AND 1996 IS UNAUDITED)


(7) SEGMENT AND GEOGRAPHIC INFORMATION (CONTINUED)


    The following table presents information about the Company by geographic area. Export sales and certain income and expense items are reported in the geographic area where the transaction originates.



                                                                                  NORTH
                                                                                 AMERICA      RUSSIA        OTHER       TOTAL
                                                                               -----------  -----------  -----------  ---------
                                                                                                (IN THOUSANDS)
1994:
  Revenues...................................................................      12,251        2,194          415      14,860
  Operating income (loss)....................................................         132          (92)         107         147
  Identifiable assets........................................................       7,437            0            0       7,437

1995:
  Revenues...................................................................      11,956        3,262          576      15,794
  Operating income (loss)....................................................         520          190          225         935
  Identifiable assets........................................................       8,232            0            0       8,232

1996:
  Revenues...................................................................      25,306        2,281          209      27,796
  Operating income (loss)....................................................         908          436          (66)      1,278
  Identifiable assets........................................................      12,409            0            0      12,409



(8) NOTES PAYABLE AND FINANCING ARRANGEMENTS


    Borrowing under the Company's credit facility and long-term notes payable at June 30, 1995, June 30, 1996 and December 31, 1996 consists of the following:


                                                                 JUNE 30,      JUNE 30,    DECEMBER 31,
                                                                   1995          1996          1996
                                                               ------------  ------------  ------------
                                                                                           (UNAUDITED)
Note payable to bank, principal and interest due monthly in
  the amount of $22,500, interest at 9.0%, due in November
  2001, secured by specific underlying equipment.............  $    --       $    --        $1,327,500
Notes payable to finance company, principal and interest due monthly in the amount of $3,520, interest at 8.5%, due in
  September 1999, secured by specific underlying
  equipment..................................................       --            --           100,729
Borrowings under a revolving credit facility, bearing
  interest at prime plus .75% (9.0% at June 30, 1996), due in
  December 1998, secured by specific underlying accounts
  receivable, equipment and inventory. Maximum borrowings are
  $2,500,000 under the facility. The weighted average
  interest rate was 9% for the year ended June 30, 1996......       --          1,426,598    2,335,844

                   IWL COMMUNICATIONS, INC. AND SUBSIDIARIES

                     (INFORMATION FOR THE SIX MONTHS ENDED
                    DECEMBER 31, 1995 AND 1996 IS UNAUDITED)


(8) NOTES PAYABLE AND FINANCING ARRANGEMENTS (CONTINUED)



                                                                 JUNE 30,      JUNE 30,    DECEMBER 31,
                                                                   1995          1996          1996
                                                               ------------  ------------  ------------
                                                                                           (UNAUDITED)
Note payable to bank, principal due monthly in the amount of
  $15,833, plus interest at prime plus .75% (9.0% at June 30,
  1996), due in December 1998, secured by specific underlying
  equipment..................................................       --            870,835      775,837
Note payable to bank, principal due monthly in the amount of
  $24,306, plus interest at prime plus 1% (9.25% at June 30,
  1996), due in December 1997, secured by specific underlying
  accounts receivable, equipment and inventory...............       731,900       440,233      247,433
Note payable to leasing company, principal and interest due
  monthly in the amount of $13,699, interest at 10.7%, due in
  February 1998, secured by specific underlying equipment....       376,913       247,040      176,614
Note payable to mortgage company, varying principal and
  interest due monthly ($1,669 at June 30, 1996), principal
  and interest adjusted quarterly to prime plus 2.5% (10.75 %
  at June 30, 1996), due in April 2015, secured by specific
  underlying property........................................       188,149       185,462      184,000
Note payable to leasing company, principal and interest due
  monthly in the amount of $5,595, interest at 9%, due in
  December 1998, secured by specific underlying equipment....       --            149,963      122,648
Note payable to finance company, principal and interest due
  monthly in the amount of $3,180, interest at 10.2%, due in
  February 2000, secured by specific underlying equipment....  $    --       $    108,657   $   94,607
Note payable to bank, principal due monthly beginning July 1,
  1997 in the amount of 2.1% of the amount outstanding plus
  interest at prime plus .75% (9.0% at June 30, 1996), due in
  December 1998, secured by specific underlying equipment and
  inventory..................................................       --             90,473      396,753
Note payable to bank, principal due monthly in the amount of
  $10,556 plus interest at prime plus 1% (9.25% at June 30,
  1996), due in February 1997, secured by specific underlying
  equipment and inventory....................................       211,111        84,444       --

                   IWL COMMUNICATIONS, INC. AND SUBSIDIARIES

                     (INFORMATION FOR THE SIX MONTHS ENDED
                    DECEMBER 31, 1995 AND 1996 IS UNAUDITED)


(8) NOTES PAYABLE AND FINANCING ARRANGEMENTS (CONTINUED)


                                                                 JUNE 30,      JUNE 30,    DECEMBER 31,
                                                                   1995          1996          1996
                                                               ------------  ------------  ------------
                                                                                           (UNAUDITED)
Note payable to leasing company, principal and interest due
  monthly in the amount of $4,831, interest at 10%, due in
  December 1997, secured by specific underlying equipment....       --             84,210       58,864
Note payable to finance company, principal and interest due
  monthly in the amount of $1,916, interest at 8.8%, due in
  June 1999, secured by specific underlying equipment........       --             56,203       46,932
Notes payable to individuals, principal and interest due
  monthly in the amount of $4,296, interest rates ranging
  from 9%-12%, due in August 2001, unsecured.................       165,416        54,818       48,171
Note payable to bank, principal and interest due monthly in
  the amount of $8,959, interest at 6.98%, due in December
  1996, secured by a certificate of deposit..................       152,700        52,694       --
Note payable to benefit plan, principal and interest due
  monthly in the amount of $5,500, interest at 10%, due in
  February 1997, unsecured...................................       101,845        43,399       11,919
Notes payable to bank, principal and interest due monthly in the amount of $1,090, interest at 8.5%, due in March 1998,
  secured by vehicles........................................        30,623        19,735       13,935
Note payable to finance company, principal and interest due
  monthly in the amount of $499, interest at 12.1%, due in
  June 1999, secured by specific underlying equipment........  $    --       $     14,777   $   12,955
Borrowings under a revolving credit facility, bearing
  interest at prime plus 1%, due and paid on September 30,
  1995.......................................................     1,233,900       --            --
Note payable to bank, principal due monthly in the amount of
  $17,708 plus interest at 7.93%. Note was fully paid in
  December 1995..............................................       225,000       --            --
Note payable to bank, principal due monthly in the amount of
  $3,712, plus interest at prime plus 1%. Note was fully paid
  in December 1995...........................................       115,075       --            --
Note payable to finance company, principal and interest due
  monthly in the amount of $1,671, interest at 12.5%. Note
  was fully paid in December 1995............................        43,023       --            --

                   IWL COMMUNICATIONS, INC. AND SUBSIDIARIES

                     (INFORMATION FOR THE SIX MONTHS ENDED
                    DECEMBER 31, 1995 AND 1996 IS UNAUDITED)


(8) NOTES PAYABLE AND FINANCING ARRANGEMENTS (CONTINUED)


                                                                 JUNE 30,      JUNE 30,    DECEMBER 31,
                                                                   1995          1996          1996
                                                               ------------  ------------  ------------
                                                                                           (UNAUDITED)
Other........................................................        15,871        12,200       16,671
                                                               ------------  ------------  ------------
                                                                  3,591,526     3,941,741    5,971,412
Less current portion.........................................     2,262,932       997,904    1,105,964
                                                               ------------  ------------  ------------
  Total notes payable and financing arrangements.............  $  1,328,594  $  2,943,837   $4,865,448
                                                               ------------  ------------  ------------
                                                               ------------  ------------  ------------

    The following is a summary of maturities of notes payable and financing arrangements at June 30, 1996 during the next five years:

YEAR ENDED JUNE 30,
--------------------------------------------------------------------------------
1997............................................................................  $    997,904
1998............................................................................       639,561
1999............................................................................     2,092,029
2000............................................................................        28,719
2001............................................................................        17,564
Thereafter......................................................................       165,964
                                                                                  ------------
  Total.........................................................................  $  3,941,741
                                                                                  ------------
                                                                                  ------------


The Company's revolving credit facility (the Revolver) allows the Company to borrow the lesser of (i) $2.5 million or (ii) eighty percent of the receivables borrowing base (as defined) plus the lesser of $500,000 or the amount of the inventory borrowing base (as defined). The line of credit described above was increased to $4.5 million subsequent to December 31, 1996. Interest rate on the borrowings under the Revolver is at prime plus .75% (9.0% at June 30, 1996), and a fee of .5% is charged on any unused portion of the Revolver, which was $1,073,402 at June 30, 1996. The Revolver is secured by specific underlying accounts receivable, equipment and inventory. The revolver provides for certain reporting and financial covenants including minimum net worth and maximum debt to net worth requirements. The Company was in compliance with such covenants at June 30, 1996. The Company violated a financial covenant under the Revolver in December 1996. The bank lender did not declare the Company in default and waived the violation. In addition, the bank lender has amended the financial covenant at issue, such that the Company does not expect to be in violation of such covenant in the future.


    The Company has never paid dividends on its common stock and does not anticipate paying dividends on the common stock in the foreseeable future. Under the terms of the Company's revolving credit facility, the Company may not pay dividends without prior consent of the lending bank.

    The Company capitalized financing costs of $54,764 for the year ended June 30, 1996 and is amortizing such costs over the life of the respective loan. These financing costs are included in other assets on the balance sheet. Amortization expense for the year ended June 30, 1996 amounted to $10,647.

                   IWL COMMUNICATIONS, INC. AND SUBSIDIARIES

                     (INFORMATION FOR THE SIX MONTHS ENDED
                    DECEMBER 31, 1995 AND 1996 IS UNAUDITED)


(9) INCOME TAXES


    Income tax expense attributable to income from continuing operations consists of:

                                                                FISCAL YEAR ENDED JUNE 30,
                                                            ----------------------------------
                                                               1994        1995        1996
                                                            ----------  ----------  ----------
United States Federal
  Current income tax expense..............................  $   30,202  $  214,654  $  175,404
  Deferred income tax expense.............................      11,102      78,903      (9,528)
Foreign income tax expense................................      --          --         149,832
                                                            ----------  ----------  ----------
                                                            $   41,304  $  293,557  $  315,708
                                                            ----------  ----------  ----------
                                                            ----------  ----------  ----------


    Foreign income tax expense results from taxes withheld on sales related to the Russian operations. Operating income for the years ended June 30, 1994, 1995 and 1996 were ($92,000), $190,000 and $436,000, respectively.


    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 30, 1995 and June 30, 1996 are presented below:

                                                                       JUNE 30,     JUNE 30,
                                                                         1995         1996
                                                                      -----------  -----------
Deferred tax assets:
  Accounts receivable, due to allowance for doubtful accounts.......  $     9,514  $    25,335
  Accrued vacation pay..............................................       20,462       30,497
  Deferred revenue..................................................       55,651       41,521
  Alternative minimum tax credit carryforward.......................       75,786       74,918
  Equity in losses of affiliates....................................      --             8,796
                                                                      -----------  -----------
    Total deferred tax assets.......................................      161,413      181,067
Deferred tax liabilities:
  Property, plant and equipment.....................................     (198,609)    (250,442)
  Deferred revenue..................................................      (41,707)     --
                                                                      -----------  -----------
    Total deferred tax liabilities..................................     (240,316)    (250,442)
                                                                      -----------  -----------
    Net deferred tax liability......................................  $   (78,903) $   (69,375)
                                                                      -----------  -----------
                                                                      -----------  -----------

    There was no valuation allowance on deferred tax assets as of June 30, 1995 and June 30, 1996 as management has determined that it is more likely than not that these tax assets will be utilized.

    The Company also has alternative minimum tax credit carryforwards of $74,918 at June 30, 1996 which are available to reduce future federal regular income taxes, if any, over an indefinite period.

                   IWL COMMUNICATIONS, INC. AND SUBSIDIARIES

                     (INFORMATION FOR THE SIX MONTHS ENDED
                    DECEMBER 31, 1995 AND 1996 IS UNAUDITED)


(9) INCOME TAXES (CONTINUED)

    The difference between the actual income tax provision and the tax provision computed by applying the statutory Federal income tax rate to income before taxes is attributable to the following:

                                                             FISCAL YEAR ENDED JUNE 30,
                                                         ----------------------------------
                                                            1994        1995        1996
                                                         ----------  ----------  ----------
Income tax provision at 34%............................  $   62,944  $  281,927  $  356,789
Expenses not deductible for tax purposes...............      --          11,630      11,990
Change in valuation allowance..........................     (21,640)     --          --
Effect of foreign operations, including foreign tax
  credits..............................................      --          --         (53,071)
                                                         ----------  ----------  ----------
Actual income tax provision (benefit)..................  $   41,304  $  293,557  $  315,708
                                                         ----------  ----------  ----------
                                                         ----------  ----------  ----------
Effective tax rate.....................................       22.3%       35.4%       30.1%
                                                         ----------  ----------  ----------
                                                         ----------  ----------  ----------


(10) EMPLOYEE BENEFITS


    The Company has a 401(k) profit sharing plan covering employees with six or more months of tenure. The plan allows employee contributions of up to 15% of applicable employee wages. The Company makes matching contributions to the plan as a percentage of the employee's contribution. The Company's contribution is subject to the employee meeting certain vesting requirements. The Company's net contributions to the plan (after forfeitures) for the years ended June 30, 1994, 1995 and 1996 were $24,917, $23,367 and $30,287, respectively. The Company's net contributions to the plan (after forfeitures) for the six months ended December 31, 1995 and 1996 were $15,416 and $23,666, respectively.


(11) INCENTIVE STOCK OPTION PLAN


    During the year ended June 30, 1996, the Company adopted an Employee Incentive Stock Option Plan (the Plan). The Plan provides for the granting of a maximum of 258,600 options to purchase shares of common stock to key employees of the Company. The option price per share may not be less than the estimated fair value of a share on the date the option is granted. Options generally vest at the rate of 20% per year over a five year period, however, the Board at its discretion may accelerate the vesting schedule. Stock options will expire ten years from the date of grant.


    For the year ended June 30, 1996, there were options for 152,836 shares granted under the Plan with option prices ranging from $3.56 to $4.49. All options granted were outstanding at June 30, 1996, and there were 33,453 shares under options which were exercisable at June 30, 1996. On June 30, 1996, there were 105,774 additional shares available for grant.



(12) LEASE CONTRACTS


    The Company provides telecommunications services to various customers under operating leases with typical terms of one to five years. The services may include communications equipment, line/satellite charges and/or maintenance charges. These leases impose certain obligations on both the lessor and lessee which must be met during the term of the lease.

                   IWL COMMUNICATIONS, INC. AND SUBSIDIARIES

                     (INFORMATION FOR THE SIX MONTHS ENDED
                    DECEMBER 31, 1995 AND 1996 IS UNAUDITED)


(12) LEASE CONTRACTS (CONTINUED)

    A significant portion of these services requires that the Company have access to international communication satellites. The Company has contracted with a Russian entity for rights to access its portion of an international communications satellite. The Company has agreed to pay a recurring monthly fee to the entity based on the amount of satellite space segment utilized by each lessee. Additionally, the Company has sold communications equipment to the entity. The Company utilizes those facilities to provide communication services to various United States oil and gas companies and other customers doing business in Russia.

    The following is a summary of the expected revenue to be earned during the next five years by the Company on lease agreements executed on or before June 30, 1996:

FISCAL YEAR ENDED JUNE 30,
--------------------------------------------------------------------
1997................................................................        $  3,195,756
1998................................................................           2,540,544
1999................................................................           1,460,563
2000................................................................             840,960
2001................................................................             840,960
Thereafter..........................................................             210,240
                                                                             -----------
  Total.............................................................        $  9,089,023
                                                                             -----------
                                                                             -----------


(13) COMMITMENTS


    The Company leases office space, equipment and communications services for its operations under leases expiring through 1999. Rental expense under the leases for the years ended June 30, 1994, 1995 and 1996 was $409,665, and $348,184 and $555,033, respectively. Rental expense for the six months ended December 31, 1995 and 1996 was $251,198 and $932,716, respectively.

    Future minimum lease payments as of June 30, 1996 are as follows:

FISCAL YEAR ENDED JUNE 30,
--------------------------------------------------------------------
1997................................................................        $  1,601,440
1998................................................................           1,257,378
1999................................................................             664,715
                                                                             -----------
  Total.............................................................        $  3,523,533
                                                                             -----------
                                                                             -----------


(14) SUBSEQUENT EVENTS


    (A) PREFERRED STOCK

    The Company has authorized 10,000,000 shares of preferred stock which may be issued by the Board of Directors in one or more series and the Board is authorized to fix the designations, relative powers, preferences, rights, qualifications, limitations and restrictions of all shares of each of such series, including without limitation dividend rates, preemptive rights, conversion rights, voting rights, redemption and sinking fund provisions, liquidation preferences and the number of shares constituting each such series,

                   IWL COMMUNICATIONS, INC. AND SUBSIDIARIES

                     (INFORMATION FOR THE SIX MONTHS ENDED
                    DECEMBER 31, 1995 AND 1996 IS UNAUDITED)


(14) SUBSEQUENT EVENTS (CONTINUED)

without any further vote or action by the shareholders. Upon consummation of a public offering of common stock, there will be 10,000,000 authorized and unissued shares of preferred stock. The Company's Articles of Incorporation grant the Board of Directors power to establish the rights, preferences and privileges of authorized and unissued preferred stock. The issuance of shares of preferred stock pursuant to the Board of Director's authority described above could decrease the amount of earnings and assets available for distribution to holders of common stock.

    (B) COMMON STOCK

    The Company amended and restated its Articles of Incorporation to restate the common stock authorized, issued and outstanding from no par value to a $0.01 par value per common share. All share amounts have been restated to reflect this amendment.

    (C) STOCK OPTION PLANS

    The Company adopted a 1997 Stock Option Plan and a 1997 Director Stock Option Plan in February 1997 (the Plans). These Plans provide for the granting of a maximum of 400,000 options to purchase shares of common stock to selected employees, consultants, affiliates, and non-employee directors of the Company.

    In addition, effective upon completion of a public offering of common stock, the vesting of all unvested options granted under the Employee Incentive Stock Option Plan (Note 8) would be automatically accelerated and such options would become fully vested and presently exercisable at such time.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE UNDERWRITERS, OR ANY OTHER PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF THE DATE SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL.

                           --------------------------

                               TABLE OF CONTENTS


                                                    PAGE
                                                    -----
Prospectus Summary.............................           3
Risk Factors...................................           6
Use of Proceeds................................          17
Dividend Policy................................          17
Dilution.......................................          18
Capitalization.................................          19
Selected Consolidated Financial Data...........          20
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................          21
Business.......................................          28
Management.....................................          46
Certain Transactions...........................          53
Principal and Selling Shareholders.............          54
Description of Capital Stock...................          55
Shares Eligible for Future Sale................          57
Underwriting...................................          59
Legal Matters..................................          60
Experts........................................          61
Additional Information.........................          61
Index to Consolidated Financial Statements.....         F-1
Independent Auditors' Report...................         F-2
Consolidated Financial Statements..............         F-3


                           --------------------------

    UNTIL             , 1997 (25 CALENDAR DAYS AFTER THE DATE OF THIS
PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATIONS OF THE DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR ALLOTMENTS OR SUBSCRIPTIONS.

                                1,250,000 SHARES

                                 [COMPANY LOGO]

                                  COMMON STOCK
                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                     [LOGO]

                                           , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following sets forth the estimated expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby:


Securities and Exchange Commission registration fee........................  $   3,703
NASD filing fee............................................................  $   1,722
NASDAQ--NMS listing fee....................................................  $  25,188
Printing and engraving costs...............................................      *
Legal fees and expenses....................................................      *
Accounting fees and expenses...............................................      *
Blue Sky fees and expenses.................................................      *
Miscellaneous..............................................................      *
                                                                             ---------
    Total..................................................................  $   *
                                                                             ---------
                                                                             ---------


------------------------

* To be provided by amendment

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Article XII of the Registrant's Amended and Restated Articles of Incorporation provides the following:

   "A director of the Corporation shall not be liable to the Corporation or its shareholders for monetary damages for an act or omission in the director's capacity as a director, except that this Article shall not authorize the elimination or limitation of the liability of a director to the extent the director is found liable for:

            (1) a breach of the director's duty of loyalty to the Corporation or its shareholders;

            (2) an act or omission not in good faith that constitutes a breach of duty of the director to the Corporation or an act or omission that involves intentional misconduct or a knowing violation of the law;

            (3) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office;

            (4) an act or omission for which the liability of a director is expressly provided by an applicable statute."

    Article XI of the Registrant's Amended and Restated Articles of Incorporation provides the following:

   "The directors and officers of the Corporation shall be indemnified by the Corporation in a manner and to the maximum extent permitted by applicable state or federal law as in effect from time to time."

    Section 7.06 of the Registrant's Amended and Restated Bylaws provides the following:

   "The Corporation shall have the authority to and shall indemnify and advance expenses to the Directors, officers, employees, and agents of the Corporation or any other persons serving at the request of the Corporation in such capacities in a manner and to the maximum extent permitted by applicable state or federal law. The Corporation may purchase and maintain liability insurance or make other arrangements for such obligations to the extent permitted by the Texas Business Corporation Act."

    The Texas Business Corporation Act permits, and in some cases requires, corporations to indemnify officers, directors, agents and employees who are or have been a party to or are threatened to be made a party to litigation against judgments, penalties (including excise and similar taxes), fines, settlements and reasonable expenses under certain circumstances.

    The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the Underwriters of the Company and its officers and directors, and by the Company of the Underwriters, for certain liabilities arising under the Securities Act or otherwise.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

    The following sets forth information as of February 28, 1997, regarding all sales of unregistered securities of the Registrant during the past three years. All such shares were issued in reliance upon an exemption from registration under the Securities Act by reason of Section 4(2) or 3(b) of the Securities Act and/or the rules and regulations promulgated thereunder. In connection with each of these transactions, the shares were sold to a very limited number of persons, such persons were provided access to all relevant information regarding the Registrant or represented to the Registrant that they were "sophisticated" investors, and such persons represented to the Registrant that the shares were purchased for investment purposes only and with no view toward distribution.

    The number of shares set forth herein and the prices paid per share have been adjusted to reflect a 200-for-1 stock split of the Registrant's Common Stock, par value $.01 per share.

    In June 1996, Kelly Dean, an employee of the Company, purchased 2,808 shares of Common Stock for $3.56 per share for an aggregate purchase price of approximately $10,000.

    In November 1996, Keith Johnson, Vice President--Marketing of the Company, purchased 2,808 shares of Common Stock for $3.56 per share for an aggregate purchase price of approximately $10,000.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (A) EXHIBITS

    The following exhibits are filed herewith.


      1.1  Form of Underwriting Agreement.+

      1.2  Form of Representative's Warrant.+

      3.1  Amended and Restated Articles of Incorporation of the Registrant.+

      3.2  Amended and Restated Bylaws of the Registrant.+

      4.1  Specimen certificate for Common Stock of Registrant.*

      5.1  Opinion of Munsch Hardt Kopf Harr & Dinan, P.C. as to the validity of the
           Common Stock being registered.*

     10.1  IWL Communications, Incorporated Employee Incentive Stock Option Plan.+

     10.2  IWL Communications, Incorporated 1997 Stock Option Plan.+

     10.3  IWL Communications, Incorporated 1997 Director Stock Option Plan.+

     10.4  Promissory Note dated September 19, 1994 payable by the Registrant to Byron
           M. Allen.+

     10.5  Office Lease Agreement dated May 22, 1996, by and between Ellington Field,
           Ltd., a Texas limited partnership and the Registrant.+

     10.6  Authorized Distributor Agreement dated February 16, 1997, by and between
           Radio Frequency Systems, Inc., a Cablewave Systems Division, and the
           Registrant.#

     10.7  License Agreement dated November 25, 1996, between Entergy Services, Inc.
           and the Registrant d/b/a IWL Connect.#

     10.8  Memorandum of Understanding dated July 11, 1996, between Interstate
           FiberNet (IFN) operating on its behalf and on behalf of Entergy Technology
           Corporation and the Registrant.#

     10.9  Satellite Information Network Service Agreement dated May 1, 1994, by and between the Registrant and the Information Telegraphy Agency of Russia
           ITAR-TASS.#

    10.10  Reseller Agreement dated December 31, 1996, by and between Alcatel Network
           Systems, Inc. and the Registrant.#

    10.11  Select Partner Agreement dated effective October 11, 1996, by and between
           Newbridge Networks, Inc. and the Registrant.#

    10.12  Form of Service Agreement.*

    10.13  Lease Agreement dated November 18, 1996, by and between the Registrant and
           CLG, Inc.+

    10.14 Form of License Agreement for Pole Attachments and/or Conduit Occupancy between BellSouth Telecommunications, Inc. and the Registrant.*

    10.15  Promissory Note dated September 20, 1996 payable by the Registrant to First
           Bank and Trust, Cleveland, Texas.+

    10.16  Loan Agreement and Security Agreement dated December 20, 1995 between the
           Registrant and Marine Midland Business Loans, Inc.+

    10.17  Promissory Note dated May 4, 1995 payable by the Registrant to Byron M.
           Allen.+

    10.18  Letter Agreement dated February 28, 1997, by and between the Registrant and
           Marine Midland Bank as successor-in-interest to Marine Midland Business
           Loans, Inc.+

    10.19  Reseller Agreement dated December 31, 1995, by and between Alcatel Network
           Systems, Inc. and the Registrant.#

     11.1  Computation of Earnings per Share.

     23.1  Consent of KPMG Peat Marwick LLP.

     23.2  Consent of Munsch Hardt Kopf Harr & Dinan, P.C. (included in Exhibit 5.1).*

     24.1  Power of Attorney (contained on the signature pages of this Registration
           Statement).+

     27.1  Financial Data Schedule.+

     99.1  Consent of Christopher J. Amenson.+


------------------------

*   To be filed by amendment


+   Previously filed.


# Confidential treatment requested. A series of XXXs have been inserted in these exhibits to indicate redactions in such exhibits for which confidential treatment has been requested. The redacted portions of these agreements have been separately filed with the Secretary of the Commission.

    (B) FINANCIAL STATEMENT SCHEDULES

        All Financial Schedules have been omitted since the information is not present in an amount sufficient to require submission of the Schedules, or because the information required is included in the Consolidated Financial Statements or Notes thereto.

ITEM 17. UNDERTAKINGS

    (a) The undersigned registrant (the "Registrant") hereby undertakes to provide to the Underwriters, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (c) The Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 29th day of April, 1997.


                                IWL COMMUNICATIONS, INCORPORATED

                                By:           /s/ IGNATIUS W. LEONARDS
                                     -----------------------------------------
                                               Ignatius W. Leonards,
                                              CHIEF EXECUTIVE OFFICER


    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

                                Chief Executive Officer,
   /s/ IGNATIUS W. LEONARDS       Chairman of the Board,
------------------------------    and Director (Principal     April 29, 1997
     Ignatius W. Leonards         Executive Officer)

      /s/ BYRON M. ALLEN
------------------------------  President and Director        April 29, 1997
        Byron M. Allen

                                Chief Financial Officer
   /s/ RICHARD H. ROBERSON        and Director (Principal
------------------------------    Financial and Accounting    April 29, 1997
     Richard H. Roberson          Officer)

                                 EXHIBIT INDEX


 EXHIBIT
 NUMBER                                              EXHIBIT DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------
     1.1   Form of Underwriting Agreement.+

     1.2   Form of Representative's Warrant.+

     3.1   Amended and Restated Articles of Incorporation of the Registrant.+

     3.2   Amended and Restated Bylaws of the Registrant.+

     4.1   Specimen certificate for Common Stock of Registrant.*

     5.1   Opinion of Munsch Hardt Kopf Harr & Dinan, P.C. as to the validity of the Common Stock being registered.*

    10.1   IWL Communications, Incorporated Employee Incentive Stock Option Plan.+

    10.2   IWL Communications, Incorporated 1997 Stock Option Plan.+

    10.3   IWL Communications, Incorporated 1997 Director Stock Option Plan.+

    10.4   Promissory Note dated September 19, 1994 payable by the Registrant to Byron M. Allen.+

    10.5   Office Lease Agreement dated May 22, 1996, by and between Ellington Field, Ltd., a Texas limited partnership and the Registrant.+

    10.6   Authorized Distributor Agreement dated February 16, 1997, by and between Radio Frequency Systems, Inc., a Cablewave Systems Division, and the Registrant.#

    10.7   License Agreement dated November 25, 1996, between Entergy Services, Inc. and the Registrant d/b/a IWL
           Connect.#

    10.8   Memorandum of Understanding dated July 11, 1996, between Interstate FiberNet (IFN) operating on its behalf and on behalf of Entergy Technology Corporation and the Registrant.#

    10.9   Satellite Information Network Service Agreement dated May 1, 1994, by and between the Registrant and the Information Telegraphy Agency of Russia ITAR-TASS.#

    10.10  Reseller Agreement dated December 31, 1996, by and between Alcatel Network Systems, Inc. and the
           Registrant.#

    10.11  Select Partner Agreement dated effective October 11, 1996, by and between Newbridge Networks, Inc. and the Registrant.#

    10.12  Form of Service Agreement.*

    10.13  Lease Agreement dated November 18, 1996, by and between the Registrant and CLG, Inc.+

    10.14  Form of License Agreement for Pole Attachments and/or Conduit Occupancy between BellSouth
           Telecommunications, Inc. and the Registrant.*

    10.15  Promissory Note dated September 20, 1996 payable by the Registrant to First Bank and Trust, Cleveland,
           Texas.+

    10.16  Loan Agreement and Security Agreement dated December 20, 1995 between the Registrant and Marine Midland
           Business Loans, Inc.+

    10.17  Promissory Note dated May 4, 1995 payable by the Registrant to Byron M. Allen.+

    10.18  Letter Agreement dated February 28, 1997, by and between the Registrant and Marine Midland Bank as successor-in-interest to Marine Midland Business Loans, Inc.+

    10.19  Reseller Agreement dated December 31, 1995, by and between Alcatel Network Systems, Inc. and the
           Registrant.#

    11.1   Computation of Earnings per Share.

    23.1   Consent of KPMG Peat Marwick LLP.

    23.2   Consent of Munsch Hardt Kopf Harr & Dinan, P.C. (included in Exhibit 5.1).*

    24.1   Power of Attorney (contained on the signature pages of this Registration Statement).+

    27.1   Financial Data Schedule.+

    99.1   Consent of Christopher J. Amenson.+


------------------------

*   To be filed by amendment


+   Previously filed.


# Confidential treatment requested. A series of XXXs have been inserted in these exhibits to indicate redactions in such exhibits for which confidential treatment has been requested. The redacted portions of these agreements have been separately filed with the Secretary of the Commission.